

KINROSS

PERFORMANCE VALUE OPPORTUNITY

2025 ANNUAL REPORT
KINROSS GOLD CORPORATION

Kinross is a Canadian-based global senior gold mining company with operations and projects in the United States, Brazil, Mauritania, Chile and Canada. Our focus is on delivering value based on the core principles of **responsible mining, operational excellence, disciplined growth,** and **balance sheet** strength.

OUR CORE VALUES	Putting people first.	Outstanding corporate citizenship.	High performance culture.	Rigorous financial discipline.

    

STRONG & DIVERSIFIED PRODUCTION PROFILE
- Portfolio of mines producing **2.0 million Au eq. oz./year**
- Strong margins and **record attributable free cash flow**[1] of **$2.5 billion** in 2025
- Sizeable gold reserve & resource base

COMPELLING VALUE
- Leading total shareholder returns of **192%** in 2025
- **~$1.5 billion** total return of capital to lenders and shareholders in 2025
- **2025 TSX Top 30 ranking** for 3-year share price performance

EXCELLENT FINANCIAL POSITION
- Repaid **$700 million** of debt in 2025
- Achieved a net cash[1] position of **$1.0 billion** at year-end
- **$1.7 billion** of cash and cash equivalents with **~$3.5 billion** of total liquidity[1]

EXCITING GROWTH PIPELINE
- Proceeding with 3 organic growth projects Round Mountain Phase X, Curlew, and Bald Mountain Redbird 2, expected to contribute **~3 million Au eq. oz.** to production
- **World-class projects** at Great Bear and Lobo-Marte

COMMITTED TO RESPONSIBLE MINING
- **Consistent top performer** in key sustainability ratings
- On track for **30% reduction** in **GHG intensity** by 2030
- A record **1 million beneficiaries** from 554 community programs

Kinross Portfolio of High-Quality Assets



- Fort Knox, U.S.A.
- Manh Choh, U.S.A.
- Great Bear, Canada
- Kettle River-Curlew, U.S.A.
- Toronto, Canada
- Bald Mountain, U.S.A.
- Round Mountain, U.S.A.
- Tasiast, Mauritania
- Paracatu, Brazil
- La Coipa, Chile
- Lobo-Marte, Chile

- ● Operations
- ● Development Projects
- ● Head Office

Contents

TSX: K
Toronto Stock Exchange

NYSE: KGC
New York Stock Exchange

All figures in this report are in U.S. dollars unless otherwise stated.
1. See Endnotes 1, 8 and 9 on page 51.

Letter to Shareholders



"A record year driven by consistent operational execution, exceptional financial performance, and leading shareholder returns, as well as significant progress on our future growth plans."

J. Paul Rollinson
Chief Executive Officer

Dear Shareholders,

Kinross had a record year in 2025, delivering strong margins and free cash flow driven by consistent operational execution and focused cost management. As a testament to both the quality of our operating portfolio and our global team's technical expertise, we delivered on all key guidance metrics. Our share price outperformed, with 2025 total returns of 192%, and we were recognized as a TSX30 Company for top three-year performance. Overall, Kinross had another exceptional year, and once again delivered significant value for shareholders.

In reflecting on our results, I am proud that they are truly grounded in our four Company values: **Putting People First, Outstanding Corporate Citizenship, High Performance Culture,** and **Rigorous Financial Discipline.**

Our commitment to Putting People First, and Health and Safety, continues to be our First Priority. Though our site teams strengthened field engagements, and successfully implemented a new Critical Risk Management program, there was a tragic business partner fatality at Tasiast early in 2025. This incident is a critical reminder that vigilance is essential and that we should never take safety for granted.

Sustainability is integral to the success of our business and in 2025 we maintained strong performance in support of our workforce and host communities, as well as environmental programs, including reducing greenhouse gas emissions (GHGs). In Mauritania, we made significant progress with our social investment commitment to the country through the Tasiast Fund, which is intended to support projects focused on education and capacity-building, health, employment and agriculture. Kinross Alaska launched the Manh Choh Community Fund, which

is focused on supporting communities surrounding the operation. Bald Mountain received the 'Excellence in Earthwork' award as part of the 2025 Nevada Excellence in Mine Reclamation Awards. In Governance, Kinross maintained its leadership position in external Sustainability rankings and its placement as the top scoring Canadian mining company in *The Globe and Mail*'s Corporate Governance ranking.

Operational & Financial Performance

Our operations produced over two million gold equivalent ounces in 2025, led by Paracatu, which delivered over 600,000 gold ounces, and Tasiast, our highest-margin operation. La Coipa met full-year production guidance and our U.S. operations had another solid year, with production and costs on plan. Consistent, reliable operations are the backbone of our business, and our strong technical team continues to optimize performance across our portfolio.

On the financial front, our margins outpaced the increase in gold price, and we generated $2.5 billion in attributable free cash flow[1]. We also achieved a net cash[1] position of $1.0 billion, and $3.5 billion in total liquidity,[1] a significant Company milestone.

Disciplined Capital Allocation & Return to Shareholders

In 2025, we continued to prioritize capital discipline and managed our business with a clear focus on holding costs we can control. Our balanced capital allocation approach emphasizes reinvesting in our business, maintaining our financial strength and returning capital to our shareholders.

1. See Endnotes 1, 8 and 9 on page 51.

In total, Kinross returned $1.5 billion to debt and equity holders in 2025. We returned $752 million to shareholders through share buybacks and dividends, while also substantially strengthening our investment grade balance sheet by repaying $700 million of debt and adding cash. We also increased our dividend by 17% over the year and we met our target to repurchase $600 million in shares.

In February 2026, we further increased our dividend by 14%, for a total increase of 33% year-over-year.

In 2026, we plan to invest an additional $350 million in our business and plan to allocate 40% of free cash flow to shareholders through both share buybacks and dividends.

Strategic Progress & Future Growth

Our portfolio optimization and grade enhancement strategy also advanced over the year, with significant progress made on technical studies on the Round Mountain Phase X and Bald Mountain Redbird 2 projects in Nevada, and the Kettle River-Curlew project in Washington State. In line with our commitment to reinvesting in our business, in January of 2026, we announced construction decisions for these three organic growth projects. Together, they are expected to contribute three million ounces of production at attractive economics, benefit long-term costs within Kinross' U.S. portfolio, and extend mine lives in the U.S. well into the 2030s.

These projects, along with our world-class Great Bear project in Canada, and our Lobo-Marte project in Chile, are expected to introduce higher grade ounces to our production profile, and grow shareholder value. At Great Bear, we are targeting first gold production in 2029, and at Lobo-Marte in the early 2030s.

We are pleased with the progress at Great Bear over the year. Surface construction for the Advanced Exploration (AEX) program is 80% complete, and we look forward to starting construction of the exploration decline later this year. For the Main Project, detailed engineering and permitting continue to advance and initial procurement is underway. At Lobo-Marte, we expect to provide a project update later in 2026.

We also had a significant increase in resource growth, adding 1.2 million gold ounces to proven and probable mineral reserves, and increasing measured and indicated resource estimates to 27.5 million gold ounces.

Approximately 85% of our exploration in 2025 focused on areas within the footprint of our existing mines and projects, as we look to extend mine lives, and grow organically. We encountered numerous encouraging results, which we will continue to follow up on in 2026.

Looking Ahead

As we move forward into 2026, we will remain focused on prioritizing safe practices, maintaining rigorous operational and financial discipline, generating robust margins and cash flow and delivering strong returns for our shareholders.

Through this approach, we expect to:

- Advance our high-quality project pipeline to sustain our production profile well into the next decade;

- Continue to strengthen our balance sheet from strong cash flow generation; and

- Continue to return capital to our shareholders through dividends and share repurchases

In summary, Kinross delivered excellent results in 2025, and we made significant progress on our future growth plans. We maintained our three-year production guidance of two million gold equivalent ounces per year, and continued to optimize our portfolio. We are carrying the strong momentum built over the last few years into 2026 and beyond, and we are well positioned to continue generating value for our shareholders.

I'd like to thank our global team for their exceptional performance over the year. I'd also like to acknowledge Kelly Osborne, who was appointed as the Independent Chair of Kinross in May 2025, and thank him and our Board of Directors for their insights and contributions.

Finally, to our shareholders, thank you for your continued support.

Sincerely,

J. Paul Rollinson
Chief Executive Officer, Kinross Gold Corporation

2025 Highlights

Kinross delivered exceptional performance in 2025, underscoring the strength of our operating portfolio, disciplined approach to cost and capital management and enhanced strategy to return capital to shareholders.

OPERATING AND FINANCIAL HIGHLIGHTS

Met annual guidance once again for all key metrics – production, cost of sales, all-in sustaining cost and capital expenditures

Two Top Tier assets anchoring our portfolio together contributed over 50% of production; Paracatu produced over 500,000 Au eq. oz. for the 8th consecutive year and Tasiast remains our highest-margin operation

Returned $752 million to shareholders through share buybacks (reducing our shares outstanding by 2.5%) and dividends; increased dividend by 17%

Delivered excellent total shareholder returns of 192%, with Kinross ranking in the top 30 performers on the TSX for three-year share price performance

Finished the year in an excellent financial position, strengthening our balance sheet with $1.7 billion of cash and cash equivalents, and ~$3.5 billion of total liquidity[1]

Continued to prioritize debt reduction and repaid $700 million of debt in 2025

ATTRACTIVE PROJECT PIPELINE

Progressed Great Bear's Advanced Exploration program, with surface construction 80% complete. Advanced detailed engineering and initial procurement for the Main Project, with permitting progressing well

Curlew is a high grade, underground restart opportunity leveraging existing infrastructure at the 100%-owned Kettle River mill, expected to add 940,000 Au oz. of life-of-mine production with an initial 11-year mine life

Round Mountain Phase X is expected to add 1.4 million Au eq. oz. to life-of-mine production, transitioning the site to underground mining and extending mine life by eight years to 2038

Bald Mountain Redbird 2 is expected to deliver high-productivity, low-cost production as the anchor pit along five satellite deposits, and to add a combined 643,000 Au oz. of production and extend mine life to 2032

SUSTAINABILITY

ROBUST CORPORATE GOVERNANCE

Top 15%
Standing in *The Globe and Mail*'s Board Governance annual survey of Canadian corporate governance, the highest among mining companies

100%
Of Board Committees are comprised of independent Directors

7 new Directors
Since 2019, helping to ensure fresh perspectives, diverse viewpoints and experiences

CLIMATE AND NATURE

33-year record
Of zero reportable tailings incidents; Paracatu received the **AA highest tailings** and **dam classification** from Brazil's National Mining Agency and is considered among the safest and best managed operations

>30 projects
To improve energy efficiency providing an estimated 1.5% reduction of greenhouse gas emissions

TNFD Framework
Advancing alignment with the Taskforce on Nature-related Financial Disclosures

1. See Endnote 9 on page 51.

Board of Directors

Robust corporate governance enriched by new perspectives and breadth of experience



(left to right)

Kelly J. Osborne [H]
Independent Chair

George V. Albino [CR,CGN]
Corporate Director

Kerry D. Dyte [A,CGN]
Corporate Director

Glenn A. Ives [A,H]
Corporate Director

Ave G. Lethbridge [CGN,H]
Corporate Director

Michael A. Lewis [CGN,CR]
Corporate Director

Candace J. MacGibbon [A]
Corporate Director

Elizabeth D. McGregor [A,CR]
Corporate Director

George N. Paspalas [CR,H]
Corporate Director

David A. Scott [A,CR]
Corporate Director

J. Paul Rollinson
Chief Executive Officer

A   Audit and Risk Committee

CGN   Corporate Governance and Nominating Committee

CR   Corporate Responsibility and Technical Committee

H   Human Resources and Compensation Committee

Senior Leadership Team

Experienced leaders delivering high performance



(left to right)

J. Paul Rollinson
Chief Executive Officer

Geoffrey P. Gold
President

Andrea S. Freeborough
Executive Vice-President and Chief Financial Officer

Ryan Latinovich
Executive Vice-President, Corporate Development

Claude Schimper
Executive Vice-President and Chief Operating Officer

William D. Dunford
Executive Vice-President and Chief Technical Officer

Kathleen Grandy
Executive Vice-President, Human Resources

David Shaver
Executive Vice-President, Investor Relations and Communications

Leadership Advisory Team

Top talent bringing experienced leadership and functional expertise

Yves Breau
Vice-President, Metallurgy & Engineering

Stephen Kerrigan
Senior Vice-President Information Technology & Artificial Intelligence

Max Combes
Senior Vice-President, Strategic Growth – Chile

Eric Lamontagne
Senior Advisor, Canada Projects

Luke Crosby
Senior Vice-President, General Counsel

Nicos Pfeiffer
Vice-President, Geology & Technical Evaluations

Laurence Davies
Senior Vice-President, Finance Operations

Julie Robertson
Senior Vice-President, Finance

Financial Summary

(in millions, except ounces, per share amounts and per ounce amounts)

	2025	2024	2023
Metal sales	$ 7,051.1	$ 5,148.8	$ 4,239.7
Net cash flow provided from operating activities	$ 3,760.5	$ 2,446.4	$ 1,605.3
Attributable adjusted operating cash flow*[1]	$ 3,605.2	$ 2,293.9	$ 1,654.4
Impairment (reversal) charge	$ (116.1)	$ (74.1)	$ 38.9
Net earnings attributable to common shareholders	$ 2,390.1	$ 948.8	$ 416.3
Basic earnings per share attributable to common shareholders	$ 1.96	$ 0.77	$ 0.34
Diluted earnings per share attributable to common shareholders	$ 1.95	$ 0.77	$ 0.34
Adjusted net earnings*[1]	$ 2,243.9	$ 838.3	$ 539.8
Adjusted net earnings per share*[1]	$ 1.84	$ 0.68	$ 0.44
Production cost of sales per equivalent ounce sold[2,3]	$ 1,140	$ 1,020	$ 942
Attributable production cost of sales per equivalent ounce sold*[1,2]	$ 1,135	$ 1,021	$ 942
Attributable all-in sustaining cost per equivalent ounce sold*[1,2]	$ 1,571	$ 1,388	$ 1,316
Capital expenditures[4]	$ 1,194.2	$ 1,075.5	$ 1,098.3
Attributable capital expenditures*[1]	$ 1,175.2	$ 1,050.9	$ 1,055.0
Attributable free cash flow*[1]	$ 2,473.5	$ 1,340.2	$ 559.7
Average realized gold price per ounce[5]	$ 3,423	$ 2,393	$ 1,945
Attributable average realized gold price per ounce*[1]	$ 3,426	$ 2,391	$ 1,945
Total gold equivalent ounces produced[2]	2,069,910	2,170,791	2,153,020
Attributable gold equivalent ounces produced*[2]	2,012,106	2,128,052	2,153,020

Financial Review

* "Attributable" production, sales, costs, cash flow and capital expenditures include Kinross' share of Manh Choh (70%) for all years presented.
  Financial figures denoted with a * are non-GAAP financial measures or ratios, as applicable.
  Refer to Endnotes on page 51 for further details.

KINROSS GOLD CORPORATION
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the year ended December 31, 2025

This management's discussion and analysis ("MD&A"), prepared as of February 18, 2026, relates to the financial condition and results of operations of Kinross Gold Corporation together with its wholly owned subsidiaries, as at December 31, 2025 and for the year then ended, and is intended to supplement and complement Kinross Gold Corporation's audited annual consolidated financial statements for the year ended December 31, 2025 and the notes thereto (the "financial statements"). Readers are cautioned that the MD&A contains forward-looking statements about expected future events and financial and operating performance of the Company, and that actual events may vary from management's expectations. Readers are encouraged to read the "Cautionary Statement on Forward Looking Information" included with this MD&A and to consult Kinross Gold Corporation's financial statements which are available on the Company's web site at www.kinross.com and on www.sedarplus.ca. The financial statements and MD&A are presented in U.S. dollars. The financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). This discussion addresses matters we consider important for an understanding of our financial condition and results of operations as at and for the year ended December 31, 2025, as well as our outlook.

This MD&A contains forward-looking statements and should be read in conjunction with the risk factors described in "Risk Analysis" on pages 31 – 43 and in the "Cautionary Statement on Forward-Looking Information" on pages 52 – 53 of this MD&A. In certain instances, references are made to relevant notes in the financial statements for additional information. For additional discussion of risk factors, please refer to the Company's Annual Information Form for the year ended December 31, 2024, which is available on the Company's website www.kinross.com and on www.sedarplus.ca.

This MD&A references attributable average realized gold price per ounce, attributable production cost of sales per equivalent ounce sold, attributable all-in sustaining cost per equivalent ounce sold and per ounce sold on a by-product basis, attributable all-in cost per equivalent ounce sold and per ounce sold on a by-product basis, adjusted net earnings, adjusted net earnings per share, attributable adjusted operating cash flow, attributable capital expenditures, and attributable free cash flow, all of which are non-GAAP financial measures or ratios. The definitions and reconciliations of these non-GAAP financial measures and ratios are included in Section 11 of this MD&A.

Where we say "we", "us", "our", the "Company" or "Kinross", we mean Kinross Gold Corporation or Kinross Gold Corporation and/or one or more or all of its subsidiaries, as it may apply. Where we refer to the "industry", we mean the gold mining industry.

KINROSS GOLD CORPORATION
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the year ended December 31, 2025

1. DESCRIPTION OF THE BUSINESS

Kinross is engaged in gold mining and related activities, including exploration and acquisition of gold-bearing properties, extraction and processing of gold-containing ore, and reclamation of gold mining properties. Kinross' gold production and exploration activities are carried out principally in Canada, the United States, Brazil, Chile, Mauritania and Finland. Gold is produced in the form of doré, which is shipped to refineries for final processing. Kinross also produces and sells a quantity of silver.

The profitability and operating cash flow of Kinross are affected by various factors, including the amount of gold and silver produced, the market prices of gold and silver, operating costs, interest rates, regulatory and environmental compliance, the level of exploration activity and capital expenditures, general and administrative costs, and other discretionary costs and activities. Kinross is also exposed to fluctuations in currency exchange rates, political risks, and varying levels of taxation that can impact profitability and cash flow. Kinross seeks to manage the risks associated with its business operations; however, many of the factors affecting these risks are beyond the Company's control.

Commodity prices continue to be volatile as economies around the world continue to experience economic challenges along with political changes and uncertainties. Volatility in the price of gold and silver impacts the Company's revenue and royalty costs, while volatility in the price of input costs, such as oil, and foreign exchange rates, particularly the Brazilian real, Chilean peso, Mauritanian ouguiya and Canadian dollar relative to the U.S. dollar, may have an impact on the Company's operating costs and capital expenditures.

Segment Profile

Each of the Company's significant operating mines is generally considered to be a separate segment. The reportable segments are those operations whose operating results are reviewed by the chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance.

Operating Segments	Operator	Location	Ownership percentage at December 31, 2025	2024
Tasiast	Kinross	Mauritania	100%	100%
Paracatu	Kinross	Brazil	100%	100%
La Coipa	Kinross	Chile	100%	100%
Fort Knox[a]	Kinross	USA	100%/70%	100%/70%
Round Mountain	Kinross	USA	100%	100%
Bald Mountain	Kinross	USA	100%	100%

(a) The Fort Knox segment includes the 100%-owned Fort Knox mine and 70%-owned Manh Choh mine.

KINROSS GOLD CORPORATION
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the year ended December 31, 2025

Consolidated Financial and Operating Highlights

	Years ended December 31,			2025 vs. 2024		2024 vs. 2023	
(in millions, except ounces, per share amounts and per ounce amounts)	**2025**	2024	2023	**Change**	**% Change[g]**	Change	% Change[g]
Operating Highlights[a]							
Total gold equivalent ounces[b]							
Produced	**2,069,910**	2,170,791	2,153,020	**(100,881)**	**(5%)**	17,771	1%
Sold	**2,059,017**	2,153,212	2,179,936	**(94,195)**	**(4%)**	(26,724)	(1%)
Attributable gold equivalent ounces[b]							
Produced	**2,012,106**	2,128,052	2,153,020	**(115,946)**	**(5%)**	(24,968)	(1%)
Sold	**2,000,535**	2,111,688	2,179,936	**(111,153)**	**(5%)**	(68,248)	(3%)
Gold ounces - sold	**2,026,570**	2,100,621	2,074,989	**(74,051)**	**(4%)**	25,632	1%
Silver ounces - sold (000's)	**2,830**	4,467	8,718	**(1,637)**	**(37%)**	(4,251)	(49%)
Earnings[a]							
Metal sales	**$ 7,051.1**	$ 5,148.8	$ 4,239.7	**$ 1,902.3**	**37%**	$ 909.1	21%
Production cost of sales	**$ 2,346.4**	$ 2,197.1	$ 2,054.4	**$ 149.3**	**7%**	$ 142.7	7%
Depreciation, depletion and amortization	**$ 1,105.0**	$ 1,147.5	$ 986.8	**$ (42.5)**	**(4%)**	$ 160.7	16%
Impairment (reversal) charge	**$ (116.1)**	$ (74.1)	$ 38.9	**$ (42.0)**	**nm**	$ (113.0)	nm
Operating earnings	**$ 3,277.6**	$ 1,540.3	$ 801.4	**$ 1,737.3**	**113%**	$ 738.9	92%
Net earnings attributable to common shareholders	**$ 2,390.1**	$ 948.8	$ 416.3	**$ 1,441.3**	**152%**	$ 532.5	128%
Net earnings per share attributable to common shareholders (basic)	**$ 1.96**	$ 0.77	$ 0.34	**$ 1.19**	**155%**	$ 0.43	126%
Net earnings per share attributable to common shareholders (diluted)	**$ 1.95**	$ 0.77	$ 0.34	**$ 1.18**	**153%**	$ 0.43	126%
Adjusted net earnings[c]	**$ 2,243.9**	$ 838.3	$ 539.8	**$ 1,405.6**	**168%**	$ 298.5	55%
Adjusted net earnings per share[c]	**$ 1.84**	$ 0.68	$ 0.44	**$ 1.16**	**171%**	$ 0.24	55%
Cash Flow[a]							
Net cash flow provided from operating activities	**$ 3,760.5**	$ 2,446.4	$ 1,605.3	**$ 1,314.1**	**54%**	$ 841.1	52%
Attributable adjusted operating cash flow[c]	**$ 3,605.2**	$ 2,293.9	$ 1,654.4	**$ 1,311.3**	**57%**	$ 639.5	39%
Capital expenditures[d]	**$ 1,194.2**	$ 1,075.5	$ 1,098.3	**$ 118.7**	**11%**	$ (22.8)	(2%)
Attributable capital expenditures[c]	**$ 1,175.2**	$ 1,050.9	$ 1,055.0	**$ 124.3**	**12%**	$ (4.1)	0%
Attributable free cash flow[c]	**$ 2,473.5**	$ 1,340.2	$ 559.7	**$ 1,133.3**	**85%**	$ 780.5	139%
Per Ounce Metrics[a]							
Average realized gold price per ounce[e]	**$ 3,423**	$ 2,393	$ 1,945	**$ 1,030**	**43%**	$ 448	23%
Attributable average realized gold price per ounce[c]	**$ 3,426**	$ 2,391	$ 1,945	**$ 1,035**	**43%**	$ 446	23%
Production cost of sales per equivalent ounce sold[b][f]	**$ 1,140**	$ 1,020	$ 942	**$ 120**	**12%**	$ 78	8%
Attributable production cost of sales per equivalent ounce sold[b][c]	**$ 1,135**	$ 1,021	$ 942	**$ 114**	**11%**	$ 79	8%
Attributable production cost of sales per ounce sold on a by-product basis[c]	**$ 1,096**	$ 988	$ 892	**$ 108**	**11%**	$ 96	11%
Attributable all-in sustaining cost per equivalent ounce sold[b][c]	**$ 1,571**	$ 1,388	$ 1,316	**$ 183**	**13%**	$ 72	5%
Attributable all-in sustaining cost per ounce sold on a by-product basis[c]	**$ 1,539**	$ 1,365	$ 1,284	**$ 174**	**13%**	$ 81	6%
Attributable all-in cost per equivalent ounce sold[b][c]	**$ 1,989**	$ 1,739	$ 1,634	**$ 250**	**14%**	$ 105	6%
Attributable all-in cost per ounce sold on a by-product basis[c]	**$ 1,964**	$ 1,725	$ 1,619	**$ 239**	**14%**	$ 106	7%

(a) All measures and ratios include 100% of the results from Manh Choh, except measures and ratios denoted as "attributable." "Attributable" measures and ratios include Kinross' 70% share of Manh Choh production, sales, cash flow, capital expenditures and costs, as applicable.
(b) "Gold equivalent ounces" include silver ounces produced and sold converted to a gold equivalent based on a ratio of the average spot market prices for the commodities for each period. The ratio for 2025 was 86.29:1 (2024 – 84.43:1 and 2023 – 83.13:1).
(c) The definition and reconciliation of these non-GAAP financial measures and ratios is included in Section 11. Non-GAAP financial measures and ratios have no standardized meaning under IFRS and therefore, may not be comparable to similar measures presented by other issuers.
(d) "Capital expenditures" is "Additions to property, plant and equipment" on the consolidated statements of cash flows.
(e) "Average realized gold price per ounce" is defined as gold revenue divided by total gold ounces sold.
(f) "Production cost of sales per equivalent ounce sold" is defined as production cost of sales divided by total gold equivalent ounces sold.
(g) "nm" means not meaningful.

MANAGEMENT'S DISCUSSION AND ANALYSIS
For the year ended December 31, 2025

Consolidated Financial Performance

2025 vs. 2024

In 2025, Kinross produced 2,069,910 total gold equivalent ounces or 2,012,106 gold equivalent ounces on an attributable basis, a decrease of 5% from 2024, as planned. Higher planned production from Paracatu and from Fort Knox, with the commencement of higher-grade, higher-recovery ore feed from Manh Choh in the second half of 2024, was offset by lower planned production from Tasiast, Round Mountain and La Coipa.

Metal sales in 2025 increased by 37% to $7,051.1 million compared to 2024, due to a 43% increase in the average realized gold price to $3,423 per ounce, offset by a decrease in ounces sold. Total gold equivalent ounces sold in 2025 decreased by 4% to 2,059,017 ounces compared to 2024, due to the decrease in production, as noted above.

Production cost of sales in 2025 were $2,346.4 million, and $1,140 per equivalent ounce sold, an increase of 7% and 12%, respectively, compared to 2024. The increase in costs was mainly due to production and sales mix, and higher royalty costs in 2025 as a result of the higher average realized gold price, partially offset by more favourable foreign exchange rates in Brazil.

In 2025, attributable all-in sustaining cost per equivalent ounce sold and per ounce sold on a by-product basis increased by 13% compared to 2024. Attributable all-in cost per equivalent ounce sold and per ounce sold on a by-product basis in 2025 were 14% higher compared to 2024. The increases were primarily as a result of the increase in production cost of sales per equivalent ounce sold and an increase in capital expenditures.

Depreciation, depletion and amortization decreased by 4% in 2025 compared to 2024, primarily due to the decrease in gold equivalent ounces sold.

In the fourth quarter of 2025, the Company recorded an impairment reversal of $116.1 million, related to property, plant and equipment at Lobo-Marte. In the third quarter of 2024, the Company recorded an impairment reversal of $74.1 million, related to property, plant and equipment at Round Mountain. The tax impact of the impairment reversals was an income tax expense of $34.5 million and $0.7 million for 2025 and 2024, respectively.

The Company recorded income tax expense of $724.7 million in 2025, an increase of $237.3 million compared to 2024 primarily due to a $1,713.3 million increase in earnings before tax. The increase in income tax expense due to earnings was partially offset by the recognition of deferred tax assets of $156.0 million which were previously unrecognized in 2024. Kinross' combined federal and provincial statutory tax rate for both 2025 and 2024 was 26.5%.

Net earnings attributable to common shareholders in 2025 were $2,390.1 million, or $1.96 per share, compared to $948.8 million, or $0.77 per share, in 2024. The increase in net earnings was primarily a result of an increase in margins as metal sales increased by 37% while production cost of sales increased by only 7%, partially offset by the increase in income tax expense.

Adjusted net earnings in 2025 were $2,243.9 million, or $1.84 per share, compared to $838.3 million, or $0.68 per share, in 2024. The increase was primarily due to the increase in margins, partially offset by the increase in income tax expense.

Net cash flow provided from operating activities increased to $3,760.5 million in 2025 from $2,446.4 million in 2024, primarily due to the increase in margins, partially offset by an increase in income taxes paid and a decrease in working capital.

Attributable adjusted operating cash flow, which excludes changes in working capital, increased to $3,605.2 million in 2025 from $2,293.9 million in 2024, primarily due to the increase in margins.

Capital expenditures increased to $1,194.2 million in 2025 from $1,075.5 million in 2024. The increase was driven by the ramp-up of development activities at Great Bear, Round Mountain Phase X, and Bald Mountain Redbird Phases 1 and 2, increased capital development at La Coipa Phase 7 as well as additional sustaining capital expenditures at Paracatu. These increases were partially offset by a decrease in capital development at Fort Knox and Manh Choh.

Attributable free cash flow increased to $2,473.5 million in 2025 from $1,340.2 million in 2024, primarily due to the increase in net cash flow provided from operating activities, partially offset by the increase in capital expenditures, as noted above.

Total cash and cash equivalents increased by $1,130.8 million in 2025 to over $1.7 billion. The increase in 2025 was driven by attributable free cash flows of $2,473.5 million and proceeds of $231.7 million from monetizing the consideration related to the 2022 sale of the Chirano mine. The significant cash inflows were partially offset by $700.0 million in debt repayments and $600.3 million in share repurchases under the Company's normal course issuer bid ("NCIB"). Total cash and cash equivalents increased by $259.1 million in 2024 driven by free cash flows, partially offset by $800.0 million in debt repayments, $147.5 million in dividends paid to common shareholders and $128.2 million in interest paid.

2024 vs. 2023

In 2024, Kinross produced 2,170,791 total gold equivalent ounces or 2,128,052 gold equivalent ounces on an attributable basis, comparable to 2023. Higher production from Fort Knox, with the commencement of higher-grade, higher-recovery ore feed from Manh Choh, and higher production from Bald Mountain due to higher grade ore, was offset by lower production from Paracatu due to lower grade ore, in accordance with planned mine sequencing, fewer ounces recovered from the heap leach pads at Round Mountain, as well as lower silver grades and throughput at La Coipa.

Metal sales in 2024 increased by 21% to $5,148.8 million compared to 2023, due to a 23% increase in the average realized gold price to $2,393 per ounce in 2024, from $1,945 per ounce in the prior year. Total gold equivalent ounces sold in 2024 were comparable to 2023.

Production cost of sales in 2024 were $2,197.1 million, and $1,020 per equivalent ounce sold, respectively, an increase of 7% and 8%, respectively, compared to 2023, mainly due to the production and sales mix, including higher production at Fort Knox as well as lower production from Paracatu and Round Mountain. Also contributing to the increase were higher royalties as a result of higher realized metal prices, a lower proportion of mining activities related to capital development and higher mill maintenance costs at La Coipa, and higher input costs at Paracatu. These increases were partially offset by favourable foreign exchange rates in Brazil and Chile.

In 2024, attributable all-in sustaining cost per equivalent ounce sold and per ounce sold on a by-product basis increased by 5% and 6%, respectively, compared to 2023. Attributable all-in cost per equivalent ounce sold and per ounce sold on a by-product basis in 2024 were 6% and 7% higher, respectively, compared to 2023. The increases were primarily as a result of the increase in production cost of sales per equivalent ounce sold.

Depreciation, depletion and amortization increased by 16% in 2024 compared to 2023, primarily due to a higher depreciable asset base at Tasiast and Bald Mountain, the increase in gold equivalent ounces sold at Fort Knox, and a decrease in mineral reserves for Round Mountain Phase W at the end of 2023. These increases were partially offset by a decrease at La Coipa.

In the third quarter of 2024, the Company recorded an impairment reversal of $74.1 million, related to property, plant and equipment at Round Mountain. In the fourth quarter of 2023, the Company recorded an impairment charge of $38.9 million related to inventory at Fort Knox. The tax impact of the impairment reversal in 2024 was an income tax expense of $0.7 million, while the tax impact of the impairment charge in 2023 was an income tax recovery of $3.1 million.

The Company recorded income tax expense of $487.4 million in 2024, an increase of $194.2 million compared to 2023 primarily due to differences in the level of income in the Company's operating jurisdictions. Kinross' combined federal and provincial statutory tax rate for both 2024 and 2023 was 26.5%.

Net earnings attributable to common shareholders in 2024 were $948.8 million, or $0.77 per share, compared to $416.3 million, or $0.34 per share, in 2023. The increase in net earnings was primarily a result of an increase in margins as metal sales increased by 21% while production cost of sales increased by only 7%. The impairment reversal at Round Mountain also contributed to the increase, partially offset by the increases in depreciation, depletion and amortization and income tax expense.

Adjusted net earnings in 2024 were $838.3 million, or $0.68 per share, compared to $539.8 million, or $0.44 per share, in 2023. The increase was primarily due to the increase in margins, partially offset by the increases in depreciation, depletion and amortization and income tax expense.

Net cash flow provided from operating activities increased to $2,446.4 million in 2024 from $1,605.3 million in 2023, primarily due to the increase in margins and favourable working capital movements.

Attributable adjusted operating cash flow, which excludes changes in working capital, increased to $2,293.9 million in 2024 from $1,654.4 million in 2023, primarily due to the increase in margins.

Capital expenditures and attributable capital expenditures in 2024 were $1,075.5 million and $1,050.9 million, respectively, consistent with the prior year. Capital expenditures in 2024 included the start of Phase S capital development at Round Mountain, continued spending at Great Bear and increased capital development at Tasiast for West Branch 5. These were offset by reduced spending on the construction of Manh Choh, which was completed in 2024, and the completion of heap leach pad expansions at Bald Mountain at the end of 2023.

Attributable free cash flow increased to $1,340.2 million in 2024 from $559.7 million in 2023, primarily due to the increase in net cash flow provided from operating activities, as noted above.

Total cash and cash equivalents increased by $259.1 million in 2024 driven by free cash flows, partially offset by $800.0 million in repayments on the term loan, $147.5 million in dividends paid to common shareholders and $128.2 million in interest paid. Total cash and cash equivalents decreased by $65.7 million in 2023, driven by $960.0 million in debt repayments, $167.3 million in interest paid and $147.3 million in dividends paid to common shareholders, partially offset by the issuance and drawdown of debt as well as free cash flows.

Mineral Reserves[1]

Kinross' total estimated proven and probable gold reserves at December 31, 2025 were approximately 20.9 million ounces, a decrease of 1.0 million ounces from 21.9 million ounces at December 31, 2024. The net decrease was driven by depletion of 2.1 million ounces, partially offset by 1.2 million ounces added to proven and probable reserves, mainly at Paracatu, Bald Mountain, Tasiast and Round Mountain.

Proven and probable silver reserves at December 31, 2025 were approximately 11.6 million ounces, a decrease of 5.3 million ounces from 16.9 million ounces at December 31, 2024, primarily due to production depletion at La Coipa.

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[1] For details concerning mineral reserve and mineral resource estimates, refer to the Mineral Reserves and Mineral Resources tables and notes in the Company's news release filed with Canadian and U.S. regulators on February 18, 2026.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the year ended December 31, 2025

2. IMPACT OF KEY ECONOMIC TRENDS

Price of Gold



Source: Bloomberg – based on daily closing prices

The price of gold is the single largest factor in determining profitability and cash flow from operations. Therefore, the financial performance of the Company has been, and is expected to continue to be, closely linked to the price of gold. Historically, the price of gold has been subject to volatile price movements over short periods of time and is affected by numerous macroeconomic and industry factors that are beyond the Company's control. Major influences on the gold price include geopolitical risks, currency exchange rate fluctuations and the relative strength or weakness of the U.S. dollar, the supply of and demand for gold and macroeconomic factors such as the level of interest rates and inflation expectations. During 2025, the price of gold fluctuated between a low of $2,633 per ounce in January and a high of $4,449 per ounce in December, with an average price for the year based on the London Bullion Market Association ("LBMA") Gold Price PM benchmark of $3,432 per ounce, compared to the 2024 average price of $2,386 per ounce. Major influences on the gold price during 2025 included elevated geopolitical risks, economic policy uncertainty, ongoing tariff and trade issues and U.S. dollar weakness.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the year ended December 31, 2025

In 2025, Kinross' attributable average realized gold price[2] of $3,426 per ounce in line with the average LBMA Gold Price PM benchmark of $3,432 per ounce.



Source: LBMA London PM Benchmark

Gold Supply and Demand Fundamentals



Source: World Gold Council Gold Demand Trends: Full Year 2025 report

According to the World Gold Council, total gold supply in 2025 increased by approximately 1% compared to 2024, driven by recycling and mine production.

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[2] These figures are non-GAAP financial measures and ratios, as applicable, and are defined, and actual results for the year ended December 31, 2025 are reconciled, in Section 11 of this MD&A. Non-GAAP financial measures and ratios have no standardized meaning under IFRS and therefore, may not be comparable to similar measures presented by other issuers.

MANAGEMENT'S DISCUSSION AND ANALYSIS
For the year ended December 31, 2025



Source: World Gold Council Gold Demand Trends: Full Year 2025 report

According to the World Gold Council, annual gold demand increased in 2025 by approximately 8% compared to 2024, as global ETF holdings grew along with accelerated bar and coin buying and continued strong central bank demand.

Cost Sensitivity

The Company's profitability is subject to industry-wide cost pressures on development and operating costs with respect to labour, energy, capital expenditures and consumables in general. Since mining is generally an energy intensive activity, especially in open pit mining, energy prices have a significant impact on operations.

The cost of fuel as a percentage of operating costs varies amongst the Company's mines, and overall, fuel prices in 2025 were lower compared to 2024. Fluctuations in fuel prices are primarily due to geopolitical risk and demand and supply dynamics. Kinross manages its exposure to fuel costs by entering into hedge positions from time to time – refer to Section 6 – *Liquidity and Capital Resources* for details.



Source: Bloomberg

In order to further mitigate the impact of higher consumable prices, the Company continues to focus on continuous improvement, both by promoting more efficient use of materials and supplies, and by pursuing more advantageous pricing, whilst increasing performance and without compromising operational integrity. During 2025, the United States government announced changes in trade policy including increased tariffs on imports and potential termination or renegotiation of existing trade agreements. The announced changes include increased tariffs on steel and aluminum imports. The Company is monitoring its exposure to the evolving tariffs and the potential impacts on the Company's supply chain and costs.

Currency Fluctuations



Source: Bloomberg

At the Company's non-U.S. mining operations and exploration activities, which are primarily located in Brazil, Chile, Mauritania and Canada, a portion of operating costs and capital expenditures are denominated in their respective local currencies. Generally, as the U.S. dollar strengthens, these currencies weaken, and as the U.S. dollar weakens, these foreign currencies strengthen. These currencies were subject to market volatility over the course of the year. Approximately 66% of the Company's expected production in 2026 is forecast to come from operations outside the U.S. and costs will continue to be exposed to foreign exchange movements. In order to manage this risk, the Company uses currency hedges for certain foreign currency exposures – refer to Section 6 – *Liquidity and Capital Resources* for details.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the year ended December 31, 2025

3. OUTLOOK

The following section of this MD&A represents forward-looking information and users are cautioned that actual results may vary. We refer to the risks and assumptions contained in the Cautionary Statement on Forward-Looking Information on pages 52 – 53 of this MD&A.

Attributable[3] Production Guidance

In 2026, Kinross expects to produce 2.0 million attributable gold equivalent ounces[4] (+/- 5%) from its operations. Production is expected to remain stable at 2.0 million attributable gold equivalent ounces (+/- 5%) for each of 2027 and 2028.

Attributable[3] Cost Guidance

	2026 Guidance (+/- 5%)	2025 Full-Year Results
Attributable production cost of sales per equivalent ounce sold[2]	$ 1,360	$ 1,135
Attributable all-in sustaining cost per equivalent ounce sold[2]	$ 1,730	$ 1,571
Production cost of sales per equivalent ounce sold[5]		$ 1,140

Attributable production cost of sales[2] is expected to be $1,360 per equivalent ounce sold (+/- 5%) for 2026. In 2025, production cost of sales[5] and attributable production cost of sales[2] were $1,140 per equivalent ounce sold and $1,135 per equivalent ounce sold, respectively. The year-over-year increase in 2026 is primarily a result of the impact of higher gold prices on royalty costs, inflationary impacts, as well as planned mine sequencing, which has a higher proportion of waste stripping being classified as operating expense versus capital costs, while overall mined tonnes remain similar.

The Company expects its attributable all-in sustaining cost[2] to be $1,730 per equivalent ounce sold (+/- 5%) for 2026. In 2025, attributable all-in sustaining cost[2] was $1,571 per equivalent ounce sold. The expected increase in 2026 is largely a result of the impact of higher gold prices on royalty costs and inflationary impacts, as well as a minor impact from mine plan sequencing.

Material assumptions used to forecast 2026 attributable production cost of sales[2] are: a gold price of $4,500 per ounce, a silver price of $65 per ounce, an oil price of $70 per barrel, and foreign exchange rates of 5.25 Brazilian reais to the U.S. dollar, 940 Chilean pesos to the U.S. dollar, 40 Mauritanian ouguiyas to the U.S. dollar and 1.38 Canadian dollars to the U.S. dollar.

Taking into account existing currency and oil hedges, a 10% change in all foreign currency exchange rates would be expected to result in an approximate $30 impact on attributable production cost of sales per equivalent ounce sold[2]; and specific to the Brazilian real and Chilean peso, a 10% change in these exchange rates would be expected to result in an impact of approximately $50 on both the Brazilian and Chilean attributable production cost of sales per equivalent ounce sold[2]. A $10 per barrel change in the price of oil would be expected to result in an approximate $3 impact on fuel consumption costs on attributable production cost of sales per equivalent ounce sold[2], and a $100 change in the price of gold would be expected to result in an approximate $5 impact on attributable production cost of sales per equivalent ounce sold[2] as a result of a change in royalties.

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[3] Attributable guidance and results include Kinross' 70% share of Manh Choh production, costs and capital expenditures. Attributable figures are non-GAAP financial measures and ratios. Refer to footnote 2.
[4] Attributable gold equivalent ounce production guidance for 2026 includes approximately 3.3 million ounces of silver.
[5] "Production cost of sales per equivalent ounce sold" is defined as production cost of sales divided by total gold equivalent ounces sold.

Attributable[3] Capital Expenditures[2] Guidance

	2026 Guidance (+/- 5%)	2025 Full-Year Results
Attributable sustaining capital expenditures	$ 450.0	$ 587.8
Attributable non-sustaining capital expenditures	$ 1,050.0	$ 587.4
Total attributable capital expenditures[2]	$ 1,500.0	$ 1,175.2
Total capital expenditures[6]		$ 1,194.2

Attributable capital expenditures for 2026 are forecasted to be approximately $1,500 million (+/- 5%). Of this amount, sustaining capital expenditures are expected to be approximately $450 million, with non-sustaining capital expenditures of approximately $1,050 million. Non-sustaining capital expenditures include Bald Mountain Redbird, underground development at Curlew and Phase X, Advanced Exploration ("AEX") construction and continuation of project studies at Great Bear, stripping at Tasiast West Branch 5 as well as other growth projects and studies.

Kinross' attributable capital expenditures outlook for 2027 and 2028 is expected to be in-line with 2026, subject to ongoing inflationary impacts and project opportunities currently under study, which have the potential to contribute in the 2030s.

Other 2026 Guidance

The 2026 forecast for exploration and business development is $220 million (+/-5%), which includes approximately $185 million (+/-5%) of exploration expenditures, mainly at Bald Mountain, La Coipa, Great Bear and Tasiast.

The 2026 forecast for general and administrative expense is $135 million (+/-5%).

Other operating costs for 2026 are expected to be between $125 and $150 million, which primarily relates to studies and permitting activities that do not meet the criteria for capitalization, as well as care and maintenance and reclamation activities at non-operating sites.

Taxes paid are expected to be $1,125 million (+/-5%) in 2026 including between $100 and $125 million in withholding tax related to the expected repatriation of earnings, based on a gold price of $4,500 per ounce. Taxes paid are expected to increase by approximately $16 million for every $100 per ounce increase in the realized gold prices. The forecast effective tax rate ("ETR")[7] for 2026 is expected to be in the range of 28% - 33%.

Depreciation, depletion and amortization is forecast to be approximately $550 (+/-5%) per equivalent ounce sold[8], compared to $537 per equivalent ounce sold[8] in 2025.

Total cash interest paid is expected to be $60 million. Total interest incurred is expected to be $60 million, of which 50% is expected to be expensed and 50% capitalized. Expected interest expense of $30 million excludes accretion of the Company's reclamation and remediation obligations, as well as lease liabilities, which for 2025 totaled $50.7 million.

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[6] "Capital expenditures" is as reported as "Additions to property, plant and equipment" on the consolidated statements of cash flows.
[7] The forecast ETR range for 2026 assumes gold price, foreign exchange and tax rates in the jurisdictions in which the Company operates remain stable and within 2026 guidance assumptions. The ETR does not include the impact of items which the Company believes are not reflective of the Company's underlying performance, such as the impact of net foreign currency translations on tax deductions and taxes related to prior periods. Management believes that the ETR range provides investors with the ability to better evaluate the Company's underlying performance. However, the ETR range is not necessarily an indicator of tax expense recognized under IFRS. The rate is sensitive to the relative proportion of sales between the Company's various tax jurisdictions and realized gold prices.
[8] Depreciation, depletion and amortization per equivalent ounce sold is defined as depreciation, depletion and amortization, as reported on the consolidated statements of operations, divided by total gold equivalent ounces sold.

4. PROJECT UPDATES AND NEW DEVELOPMENTS

United States Organic Project Construction

On January 15, 2026, the Company announced that it was proceeding with the construction of three organic growth projects: the Round Mountain Phase X and Bald Mountain Redbird 2 projects in Nevada, and the Kettle River-Curlew ("Curlew") project in Washington. These projects are expected to extend mine life and are anticipated to lower long-term costs within Kinross' United States portfolio. The decisions to proceed with the construction of each of the three projects were based on internal studies and, as of the date of this MD&A, National Instrument 43-101 technical reports have not been filed in respect of these milestones.

Phase X
The Phase X project is a bulk tonnage underground mining opportunity below the current Phase W open pit at Round Mountain, targeting higher-grade, lower-cost mining of the same mineralization at depth as part of the Company's grade optimization strategy to offset inflation and increase future margins at the site.

Phase X underground will use existing infrastructure at site and will be processed through the existing mill in parallel with remaining open pit mineralization and stockpiles. The mine plan includes three underground accesses, including two declines that are already in place and a third decline planned for 2028 to enhance both ventilation and haulage routes. The mine plan includes an investment in early development of infrastructure for both the upper and lower zones to allow mining of both zones concurrently, which is expected to increase the production rate and overall efficiency of mining.

The Company expects Phase X to incrementally produce approximately 1.4 million gold equivalent ounces over an initial 11-year mine life, starting in 2028, extending production at Round Mountain until 2038, and averaging approximately 140,000 gold equivalent ounces per year from 2029 to 2037.

Federal permits for underground mining at 3,000 tons per day have already been secured. The Company expects to receive a minor federal modification to increase the mining rate beyond 3,000 tons per day and finalize the state mining authorization for Phase X in the first quarter of 2026, marking the completion of all major operational permitting. Development of the underground headings and infrastructure is already underway, with 6 km of underground development and dual declines completed as part of the exploration program.

Curlew
The Curlew project is a high grade, underground gold mine located ~40 km northwest of the Company's 100%-owned Kettle River mill and tailings facilities. Kinross has a long history of production in the region and significant infrastructure in place, including the existing portal and underground infrastructure from the historic K2 mine which will be extended to support mining of the current Curlew deposit.

The Company expects Curlew to produce approximately 940,000 gold ounces over an initial 11 year mine life from 2028 to 2038, averaging approximately 100,000 gold ounces per year for the first five full years, and 85,000 gold ounces per year for the life-of-mine.

All significant permits for mining and processing activities have been received with the exception of one state-level permit related to the tailings height increase, which is expected to be received in 2026. The site construction program is underway and critical early works are complete. The Company is on track to award major contracts for mining and construction in early 2026, and is advancing the hiring of key roles for project execution and operations.

Redbird 2
The Redbird 2 project consists of Phase 2 of the Redbird pit along with five additional satellite pits that combined are expected to incrementally produce a total of approximately 640,000 gold ounces, with first production in 2028 and an average production of approximately 155,000 gold ounces per year between 2028-2031, extending production at Bald Mountain until early 2032. The project leverages the existing infrastructure, equipment, and workforce at Bald Mountain.

Processing of Redbird 2 will take place on the Bald Mountain heap leach pad, and processing for the satellite pits will take place on the Mooney heap leach pad. The heap leach pads will be expanded to accommodate the additional mine plan inventory from this project.

Permitting for Redbird is underway, with the Redbird pit, three of the five satellite pits, and the two heap leach facilities fully permitted, allowing for the start of project ramp-up in 2026.

Great Bear

At Great Bear, Kinross continues to progress its AEX program alongside permitting, detailed engineering and procurement of major equipment for the Main Project.

For AEX, surface construction is currently 80% complete. The Company is currently working with the Ontario Ministry of Environment, Conservation and Parks to finalize the two remaining AEX water permits. The AEX underground development will provide access for resource and exploration drilling to further delineate extensions of mineralization at depth. AEX is not on the critical path for first production at Great Bear.

For the Main Project, detailed engineering is advancing well and is approximately 35% complete. Initial procurement for major process plant and surface infrastructure is underway, with contract awards in progress. Manufacturing of selected long-lead items is anticipated to commence later in 2026.

Federally, the second of three phased submissions for the Project's Impact Statement was submitted on schedule in December. The third and final submission remains on track for the end of the first quarter of 2026. In addition to the Impact Statement, Kinross has advanced other federal Main Project permits, with technical documents submitted to Fisheries and Oceans Canada and Environment and Climate Change Canada during the quarter.

Provincially, the Company is also advancing Main Project permitting and pleased to report that the Ontario Minister of Energy and Mines officially designated the Great Bear Main Project for inclusion in its streamlined One Project, One Process permitting framework, which is expected to provide a more coordinated and integrated approach to Ontario's mining project authorizations, permitting and Indigenous community consultation. Kinross is supportive of this streamlined approach and expects it will help facilitate Great Bear's targeted first gold production in late 2029.

During the fourth quarter of 2025, Great Bear incurred $26.7 million on qualifying activities, defined in and required to be disclosed by its Exploration Agreement with Lac Seul First Nation and Wabauskang First Nation, as Exploration Expenditures.

Lobo-Marte

Kinross has completed baseline studies to support the Environmental Impact Assessment for the Lobo-Marte project and plans to submit it by the second quarter of 2026. Kinross also plans to provide a project update later this year. Lobo-Marte continues to be a potential large, low-cost mine with the potential to contribute to the portfolio in the early 2030s.

5. CONSOLIDATED RESULTS OF OPERATIONS

Operating Earnings (Loss) by Segment

(in millions)	Years ended December 31, 2025	2024	2023	2025 vs. 2024 Change	% Change	2024 vs. 2023 Change	% Change
Operating segments							
Tasiast	$ 887.7	$ 696.0	$ 549.6	$ 191.7	28%	$ 146.4	27%
Paracatu	1,242.9	505.6	407.5	737.3	146%	98.1	24%
La Coipa	364.7	210.8	147.2	153.9	73%	63.6	43%
Fort Knox[(a)]	592.3	307.0	65.1	285.3	93%	241.9	372%
Round Mountain	158.1	15.0	(100.3)	143.1	954%	115.3	115%
Bald Mountain	239.3	68.0	13.9	171.3	252%	54.1	389%
Non-operating segments							
Great Bear	(25.9)	(43.8)	(49.9)	17.9	41%	6.1	12%
Corporate and other[(b)]	(181.5)	(218.3)	(231.7)	36.8	17%	13.4	6%
Total	$ 3,277.6	$ 1,540.3	$ 801.4	$ 1,737.3	113%	$ 738.9	92%

(a) The results for the Fort Knox segment include 100% of the results for Manh Choh.
(b) "Corporate and other" includes operating costs which are not directly related to individual mining properties such as overhead expenses, insurance recoveries, gains and losses on disposal of assets and investments, the impairment reversal at Lobo-Marte, and other costs relating to corporate, shutdown and other non-operating assets (including Curlew, Lobo-Marte, and Maricunga).

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the year ended December 31, 2025

Mining Operations

Tasiast – Mauritania

		Years ended December 31,		
	2025	2024	Change	% Change[c]
Operating Statistics				
Tonnes ore mined (000's)	**8,538**	7,601	**937**	**12%**
Tonnes processed (000's)	**8,095**	8,642	**(547)**	**(6%)**
Grade (grams/tonne)	**1.97**	2.44	**(0.47)**	**(19%)**
Recovery	**94.3%**	92.1%	**2.2%**	**2%**
Gold equivalent ounces[a]:				
Produced	**503,429**	622,394	**(118,965)**	**(19%)**
Sold	**486,401**	609,614	**(123,213)**	**(20%)**
Earnings (in millions)				
Metal sales	**$ 1,665.9**	$ 1,456.5	**$ 209.4**	**14%**
Production cost of sales	**430.2**	415.4	**14.8**	**4%**
Depreciation, depletion and amortization	**277.9**	357.1	**(79.2)**	**(22%)**
	957.8	684.0	**273.8**	**40%**
Other operating expense (income)	**43.3**	(21.6)	**64.9**	**nm**
Exploration and business development	**26.8**	9.6	**17.2**	**179%**
Segment operating earnings	**$ 887.7**	$ 696.0	**$ 191.7**	**28%**
Production cost of sales per equivalent ounce sold[a][b]	**$ 884**	$ 681	**$ 203**	**30%**

(a) "Gold equivalent ounces" include silver ounces produced and sold converted to a gold equivalent based on a ratio of the average spot market prices for the commodities for each period. The ratio for 2025 was 86.29:1 (2024 – 84.43:1).

(b) "Production cost of sales per equivalent ounce sold" is defined as production cost of sales divided by total gold equivalent ounces sold.

(c) "nm" means not meaningful.

Kinross acquired its 100% interest in the Tasiast mine on September 17, 2010 upon completing its acquisition of Red Back Mining Inc. The Tasiast mine is an open pit operation located in north-western Mauritania and is approximately 300 kilometres north of the capital, Nouakchott.

2025 vs. 2024

In 2025, planned mine sequencing included the start of ore from the Fennec and Piment pits as well as an increase in capital development of West Branch 5, as the mining of West Branch 4 ramped down. As a result of this planned mine sequencing, tonnes of ore mined increased by 12% in 2025 compared to 2024. Mill grades decreased by 19% compared to 2024 as a result of blending higher-grade ore from West Branch 4 with lower-grade ore from Piment and from stockpiles.

Gold equivalent ounces produced and sold in 2025 decreased by 19% and 20%, respectively, compared to 2024, primarily due to the planned lower grades.

Metal sales increased by 14% compared to 2024, due to the 43% increase in the average realized gold price, partially offset by the decrease in gold equivalent ounces sold. Production cost of sales increased by 4% in 2025 compared to 2024, primarily due to higher royalties as a result of the higher gold prices, partially offset by the decrease in gold equivalent ounces sold. Production cost of sales per equivalent ounce sold increased as a result of the increase in royalties and the decrease in gold equivalent ounces sold. Depreciation, depletion and amortization decreased by 22% in 2025 compared to 2024, primarily due to the decrease in gold equivalent ounces sold. In 2025, other operating expense included upfront payments made in connection with the successful finalization of a new five-year collective labour agreement.

Paracatu – Brazil

	Years ended December 31,			
	2025	2024	Change	% Change[c]
Operating Statistics				
Tonnes ore mined (000's)	**50,702**	54,243	**(3,541)**	**(7%)**
Tonnes processed (000's)	**52,643**	58,329	**(5,686)**	**(10%)**
Grade (grams/tonne)	**0.43**	0.36	**0.07**	**19%**
Recovery	**82.0%**	80.2%	**1.8%**	**2%**
Gold equivalent ounces[a]:				
Produced	**601,318**	528,574	**72,744**	**14%**
Sold	**600,110**	528,209	**71,901**	**14%**
Earnings (in millions)				
Metal sales	$ **2,058.1**	$ 1,258.9	$ **799.2**	**63%**
Production cost of sales	**587.1**	548.6	**38.5**	**7%**
Depreciation, depletion and amortization	**229.0**	189.3	**39.7**	**21%**
	1,242.0	521.0	**721.0**	**138%**
Other operating (income) expense	**(7.5)**	7.5	**(15.0)**	**nm**
Exploration and business development	**6.6**	7.9	**(1.3)**	**(16%)**
Segment operating earnings	$ **1,242.9**	$ 505.6	$ **737.3**	**146%**
Production cost of sales per equivalent ounce sold[a][b]	$ **978**	$ 1,039	$ **(61)**	**(6%)**

(a)   *"Gold equivalent ounces" include silver ounces produced and sold converted to a gold equivalent based on a ratio of the average spot market prices for the commodities for each period. The ratio for 2025 was 86.29:1 (2024 – 84.43:1).*
(b)   *"Production cost of sales per equivalent ounce sold" is defined as production cost of sales divided by total gold equivalent ounces sold.*
(c)   *"nm" means not meaningful.*

The Company acquired a 49% ownership interest in the Paracatu open pit mine, located in the State of Minas Gerais, Brazil, upon the acquisition of TVX Gold Inc. on January 31, 2003. On December 31, 2004, the Company purchased the remaining 51% of Paracatu from Rio Tinto Plc.

2025 vs. 2024

Consistent with planned mine sequencing at Paracatu, mining in 2025 continued to progress into harder, higher-grade ore, which resulted in lower mill throughput. The Company implemented additional gravity circuit infrastructure in the second half of 2024 contributing to stronger recoveries in 2025.

Gold equivalent ounces produced and sold in 2025 increased by 14% compared to 2024 as a result of the higher grades, timing of ounces processed through the mill and the increase in recoveries, partially offset by the decrease in throughput.

Metal sales increased by 63% compared to 2024, due to the 43% increase in the average realized gold price and the increase in gold equivalent ounces sold. Production cost of sales increased by 7% in 2025 compared to 2024, primarily due to the increase in gold equivalent ounces sold, higher contractor costs and higher royalties as a result of the higher gold prices, partially offset by the weakening of the Brazilian real compared to the prior year. Production cost of sales per equivalent ounce sold decreased as a result of the increase in gold equivalent ounces sold. Depreciation, depletion and amortization increased by 21% in 2025 compared to 2024, primarily due to the increase in gold equivalent ounces sold and an increase in the depreciable asset base.

MANAGEMENT'S DISCUSSION AND ANALYSIS
For the year ended December 31, 2025

La Coipa – Chile

	Years ended December 31,			
	2025	2024	Change	% Change[c]
Operating Statistics				
Tonnes ore mined (000's)	**4,070**	3,896	**174**	**4%**
Tonnes processed (000's)	**4,017**	3,535	**482**	**14%**
Grade (grams/tonne):				
Gold	**2.20**	2.05	**0.15**	**7%**
Silver	**33.82**	60.12	**(26.30)**	**(44%)**
Recovery:				
Gold	**76.8%**	82.5%	**(5.7%)**	**(7%)**
Silver	**49.7%**	51.8%	**(2.1%)**	**(4%)**
Gold equivalent ounces[a]:				
Produced	**231,770**	246,131	**(14,361)**	**(6%)**
Sold	**235,233**	241,077	**(5,844)**	**(2%)**
Silver ounces:				
Produced (000's)	**1,939**	3,831	**(1,892)**	**(49%)**
Sold (000's)	**1,971**	3,780	**(1,809)**	**(48%)**
Earnings (in millions)				
Metal sales	**$ 824.9**	$ 573.3	**$ 251.6**	**44%**
Production cost of sales	**284.2**	231.3	**52.9**	**23%**
Depreciation, depletion and amortization	**145.2**	118.3	**26.9**	**23%**
	395.5	223.7	**171.8**	**77%**
Other operating expense	**18.6**	9.6	**9.0**	**94%**
Exploration and business development	**12.2**	3.3	**8.9**	**nm**
Segment operating earnings	**$ 364.7**	$ 210.8	**$ 153.9**	**73%**
Production cost of sales per equivalent ounce sold[a][b]	**$ 1,208**	$ 959	**$ 249**	**26%**

(a) "Gold equivalent ounces" include silver ounces produced and sold converted to a gold equivalent based on a ratio of the average spot market prices for the commodities for each period. The ratio for 2025 was 86.29:1 (2024 – 84.43:1).

(b) "Production cost of sales per equivalent ounce sold" is defined as production cost of sales divided by total gold equivalent ounces sold.

(c) "nm" means not meaningful.

Kinross acquired its 100% interest in the La Coipa open pit mine, located in the Atacama region in Chile, in 2007. In February 2022, the mine poured its first gold bar after restarting operations following the suspension of activities since October 2013.

2025 vs. 2024

Mining at La Coipa in 2025, which included the continued capital development of the Phase 7 pit, focused on mining of both the Puren and Phase 7 pits, resulting in a 4% increase in tonnes of ore mined, a 7% increase in gold grades, and a 44% decrease in silver grades compared to 2024. Tonnes processed increased by 14% compared to 2024, due to mill optimization activities and the increase in tonnes of ore mined. Changing ore characteristics from the increased mix of Puren ore processed, due to mine sequencing, resulted in a decrease in gold recoveries in 2025.

Gold equivalent ounces produced in 2025 decreased by 6% compared to 2024, due to the decrease in silver grades, the timing of ounces processed through the mill and the decrease in gold recoveries. These decreases were partially offset by the increase in throughput and gold grades. Gold equivalent ounces sold in 2025 decreased by 2% due to the decrease in production, partially offset by the timing of sales, which also resulted in gold equivalent ounces sold exceeding production in 2025.

Metal sales increased by 44% compared to 2024, primarily due to the 43% increase in the average realized gold price. Production cost of sales increased by 23% in 2025 compared to 2024, primarily due to higher royalties as a result of the higher gold prices and the higher proportion of Puren ore processed, which holds a higher royalty. Production cost of sales were further impacted by higher labour and contractor costs. Production cost of sales per equivalent ounce sold increased as a result of the increases in royalty, labour and contractor costs. Depreciation, depletion and amortization increased by 23% in 2025 compared to 2024, due to an adjustment recorded in 2024. In 2025, other operating expense included upfront payments made in connection with the successful finalization of a new two-year collective labour agreement.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the year ended December 31, 2025

Fort Knox (100% basis) – USA[a]

	Years ended December 31,			
	2025	2024	Change	% Change[f]
Operating Statistics				
Tonnes ore mined (000's)	**33,365**	33,672	(307)	(1%)
Tonnes processed (000's)[b]	**31,525**	34,131	(2,606)	(8%)
Grade (grams/tonne)[c]	**1.75**	1.49	0.26	17%
Recovery[c]	**89.3%**	85.4%	3.9%	5%
Gold equivalent ounces[d]:				
Produced	**410,822**	377,258	33,564	9%
Sold	**417,104**	375,402	41,702	11%
Earnings (in millions)				
Metal sales	**$ 1,408.6**	$ 912.5	$ 496.1	54%
Production cost of sales	**558.6**	452.5	106.1	23%
Depreciation, depletion and amortization	**223.9**	140.9	83.0	59%
	626.1	319.1	307.0	96%
Other operating expense	**17.6**	0.5	17.1	nm
Exploration and business development	**16.2**	11.6	4.6	40%
Segment operating earnings	**$ 592.3**	$ 307.0	$ 285.3	93%
Production cost of sales per equivalent ounce sold[d][e]	**$ 1,339**	$ 1,205	$ 134	11%

(a) The results for the Fort Knox segment include 100% of the results for Manh Choh.
(b) Includes 970,000 tonnes processed from Manh Choh and 25,662,000 tonnes placed on the heap leach pad during 2025 (2024 – 519,000 tonnes processed from Manh Choh and 27,649,000 tonnes placed on the heap leach pad).
(c) Amount represents mill grade and recovery only. Ore placed on the heap leach pad had an average grade of 0.22 grams per tonne during 2025 (2024 – 0.22 grams per tonne). Due to the nature of heap leach operations, point-in-time recovery rates are not meaningful.
(d) "Gold equivalent ounces" include silver ounces produced and sold converted to a gold equivalent based on a ratio of the average spot market prices for the commodities for each period. The ratio for 2025 was 86.29:1 (2024 – 84.43:1).
(e) "Production cost of sales per equivalent ounce sold" is defined as production cost of sales divided by total gold equivalent ounces sold.
(f) "nm" means not meaningful.

The Company has been operating the Fort Knox open pit mine, located near Fairbanks, Alaska, since it was acquired in 1998. In September 2020, the Company acquired a 70% ownership interest in Manh Choh, located approximately 400 kilometres southeast of the Fort Knox mine.

2025 vs. 2024

Planned mine sequencing at Fort Knox in 2025 included the completion of mining Phase 9 leachable ore in the third quarter of 2025 and the advancement of Phase 10, which was completed mid-year. Tonnes processed decreased by 8% compared to 2024, primarily due to a decrease in tonnes of ore mined and placed on the heap leach pad, partially offset by the processing of Manh Choh ore, which was introduced at the Fort Knox mill in the third quarter of 2024. The processing of Manh Choh ore also resulted in a 17% increase in mill grades and 5% increase in recoveries compared to 2024.

Gold equivalent ounces produced in 2025 increased by 9% compared to 2024, primarily due to a full year of production from higher-grade, higher-recovery ore from Manh Choh in 2025, partially offset by the decrease in throughput. Gold equivalent ounces sold increased by 11% compared to 2024 due to the increase in production and the timing of sales, which also resulted in gold equivalent ounces sold exceeding production in 2025.

Metal sales increased by 54% compared to 2024, due to the 43% increase in the average realized gold price and the increase in gold equivalent ounces sold. Production cost of sales increased by 23% in 2025 compared to 2024, primarily due to the increase in gold equivalent ounces sold, higher royalties, higher maintenance costs and higher reagent costs related largely to the start of Manh Choh production. Production cost of sales per equivalent ounce sold increased as a result of the higher royalty and maintenance costs. Depreciation, depletion, and amortization increased by 59% in 2025 compared to 2024 due to the increase in gold equivalent ounces sold and an increase in the depreciable asset base, with the commencement of depreciation at Manh Choh.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the year ended December 31, 2025

Round Mountain – USA

	Years ended December 31,			
	2025	2024	**Change**	**% Change[e]**
Operating Statistics				
Tonnes ore mined (000's)	**7,204**	13,271	**(6,067)**	**(46%)**
Tonnes processed (000's)[a]	**9,660**	10,890	**(1,230)**	**(11%)**
Grade (grams/tonne)[b]	**0.63**	1.07	**(0.44)**	**(41%)**
Recovery[b]	**74.5%**	76.3%	**(1.8%)**	**(2%)**
Gold equivalent ounces[c]:				
Produced	**143,402**	215,387	**(71,985)**	**(33%)**
Sold	**142,739**	214,996	**(72,257)**	**(34%)**
Earnings (in millions)				
Metal sales	**$ 489.6**	$ 506.8	**$ (17.2)**	**(3%)**
Production cost of sales	**273.8**	328.3	**(54.5)**	**(17%)**
Depreciation, depletion and amortization	**80.7**	193.2	**(112.5)**	**(58%)**
Impairment reversal	**-**	(74.1)	**74.1**	**nm**
	135.1	59.4	**75.7**	**127%**
Other operating income	**(55.4)**	(9.7)	**(45.7)**	**nm**
Exploration and business development	**32.4**	54.1	**(21.7)**	**(40%)**
Segment operating earnings	**$ 158.1**	$ 15.0	**$ 143.1**	**954%**
Production cost of sales per equivalent ounce sold[c][d]	**$ 1,918**	$ 1,527	**$ 391**	**26%**

(a) Includes 6,068,000 tonnes placed on the heap leach pads during 2025 (2024 – 7,566,000 tonnes).

(b) Amount represents mill grade and recovery only. Ore placed on the heap leach pads had an average grade of 0.29 grams per tonne in 2025 (2024 – 0.32 grams per tonne). Due to the nature of heap leach operations, point-in-time recovery rates are not meaningful.

(c) "Gold equivalent ounces" include silver ounces produced and sold converted to a gold equivalent based on a ratio of the average spot market prices for the commodities for each period. The ratio for 2025 was 86.29:1 (2024 – 84.43:1).

(d) "Production cost of sales per equivalent ounce sold" is defined as production cost of sales divided by total gold equivalent ounces sold.

(e) "nm" means not meaningful.

The Company acquired a 50% ownership interest in the Round Mountain open pit mine, located in Nye County, Nevada, with the acquisition of Echo Bay Mines Ltd. on January 31, 2003. On January 11, 2016, the Company acquired the remaining 50% interest in Round Mountain, along with the Bald Mountain gold mine, from Barrick Gold Corporation ("Barrick").

2025 vs. 2024

Round Mountain was in a transition year in 2025 with the completion of Phase W mining and mining of initial ore from Phase S starting in the third quarter, which is expected to continue to ramp up in 2026. Tonnes of ore mined decreased by 46% in 2025 compared to 2024, due to the completion of Phase W mining and an increase in operating waste mined as Phase S continues its transition out of capital development. Mill grades decreased by 41% in 2025 as a result of blending higher-grade ore mined from Phase W and initial Phase S ore with lower-grade stockpiles. Tonnes processed decreased by 11%, compared to 2024, due to the decrease in ore mined, partially offset by the processing of stockpiled ore.

Gold equivalent ounces produced and sold in 2025 decreased by 33% and 34%, respectively, compared to 2024, primarily due to the lower mill grades and fewer ounces recovered from the heap leach pads.

Metal sales decreased by 3% compared to 2024, due to the decrease in gold equivalent ounces sold, partially offset by the 43% increase in the average realized gold price. Production cost of sales decreased by 17% in 2025 compared to 2024, primarily due to the decrease in gold equivalent ounces sold, partially offset by higher cost ounces from the heap leach pads. Production cost of sales per equivalent ounce sold increased as a result of the decrease in gold equivalent ounces sold. Depreciation, depletion and amortization decreased by 58% in 2025 compared to 2024, primarily due to the decrease in gold equivalent ounces sold and the lower Phase W depreciable asset base. In 2025, a reversal of previous net realizable value inventory adjustments was recorded which further decreased production cost of sales by $19.0 million and depreciation, depletion and amortization by $14.7 million.

In the third quarter of 2024, the Company recognized a reversal of a previously recorded impairment charge of $74.1 million related to property, plant and equipment, as a result of an increase in the Company's estimates of future gold prices. The tax impact of the impairment reversal at Round Mountain was an income tax expense of $0.7 million.

In 2025, other operating income included a $54.9 million recovery reflecting the revised estimated cost of Round Mountains' reclamation and remediation obligation as a result of the extension of the mine life by eight years to 2038, with the decision to proceed with the construction of Phase X.

Bald Mountain – USA

	2025	2024	Change	% Change[d]
		Years ended December 31,		
Operating Statistics				
Tonnes ore mined (000's)	12,728	18,392	(5,664)	(31%)
Tonnes processed (000's)	12,728	18,392	(5,664)	(31%)
Grade (grams/tonne)[a]	0.42	0.48	(0.06)	(13%)
Gold equivalent ounces[b]:				
Produced	179,169	181,047	(1,878)	(1%)
Sold	177,430	182,760	(5,330)	(3%)
Earnings (in millions)				
Metal sales	$ 604.0	$ 438.2	$ 165.8	38%
Production cost of sales	212.5	220.3	(7.8)	(4%)
Depreciation, depletion and amortization	142.4	143.0	(0.6)	0%
	249.1	74.9	174.2	nm
Other operating expense	4.0	0.9	3.1	nm
Exploration and business development	5.8	6.0	(0.2)	(3%)
Segment operating earnings	$ 239.3	$ 68.0	$ 171.3	252%
Production cost of sales per equivalent ounce sold[b][c]	$ 1,198	$ 1,205	$ (7)	(1%)

(a) Due to the nature of heap leach operations, point-in-time recovery rates are not meaningful.
(b) "Gold equivalent ounces" include silver ounces produced and sold converted to a gold equivalent based on a ratio of the average spot market prices for the commodities for each period. The ratio for 2025 was 86.29:1 (2024 – 84.43:1).
(c) "Production cost of sales per equivalent ounce sold" is defined as production cost of sales divided by total gold equivalent ounces sold.
(d) "nm" means not meaningful.

The Company completed the acquisition of 100% of the Bald Mountain open pit mine on January 11, 2016 from Barrick, which included a large associated land package and a 50/50 exploration joint venture executed with Barrick. On October 2, 2018, the Company acquired the remaining 50% interest in the Bald Mountain exploration joint venture that it did not already own from Barrick, giving Kinross 100% ownership of the Bald Mountain land package.

2025 vs. 2024

Planned mine sequencing at Bald Mountain in 2025 focused primarily on mining of the Saga and LBM pits, before transitioning mid-year to mining of the lower-grade Bida, Galaxy and Royale pits, as well as the capital development at Redbird Phase I, resulting in a 31% decrease in tonnes of ore mined and processed, and a 13% decrease in grade compared to 2024.

Gold equivalent ounces produced and sold in 2025 were comparable to 2024 as the decreases in ounces placed on the heap leach pads and grade were offset by the timing of ounces recovered from the heap leach pads.

Metal sales increased by 38% compared to 2024, due to the 43% increase in the average realized gold price, partially offset by the decrease in gold equivalent ounces sold. Production cost of sales decreased by 4% in 2025 compared to 2024, primarily due to the decrease in gold equivalent ounces sold. Production cost of sales per equivalent ounce sold and depreciation, depletion and amortization were comparable to 2024.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the year ended December 31, 2025

Consolidated Results

Impairment Reversal

				Years ended December 31,
(in millions)	**2025**	2024	**Change**	**% Change**[a]
Impairment reversal	**$ (116.1)**	$ (74.1)	**$ (42.0)**	**nm**

(a)   *"nm" means not meaningful.*

In the fourth quarter of 2025, the Company recorded a reversal of a previously recorded impairment charge of $116.1 million, related entirely to property, plant and equipment at Lobo-Marte, as a result of an increase in the Company's estimates of future gold prices. The reversal was limited to the remaining impairment charge previously recorded. The tax impact of the impairment reversal was an income tax expense of $34.5 million.

In the third quarter of 2024, the Company recorded a reversal of a previously recorded impairment charge of $74.1 million, related entirely to property, plant and equipment at Round Mountain, as a result of an increase in the Company's estimates of future gold prices. The reversal was limited to the carrying value that would have been determined, net of any applicable depreciation, had no impairment charge been previously recognized, and represents the full reversal of the impairment charge previously recorded in 2022. The tax impact of the impairment reversal was an income tax expense of $0.7 million.

Exploration and Business Development

				Years ended December 31,
(in millions)	**2025**	2024	**Change**	**% Change**
Exploration and business development	**$ 204.4**	$ 197.8	**$ 6.6**	**3%**

Included in total exploration and business development expense are expenditures on exploration totaling $173.5 million in 2025 compared to $166.4 million in 2024.

General and Administrative

				Years ended December 31,
(in millions)	**2025**	2024	**Change**	**% Change**
General and administrative	**$ 139.9**	$ 126.2	**$ 13.7**	**11%**

General and administrative expense includes costs related to the overall management of the business which are not part of direct mine operating costs. These costs are incurred at corporate offices located in Canada, the United States, Brazil, Chile, the Netherlands, and Spain.

In 2025, general and administrative expense included net share-based compensation of $17.2 million (gross share-based compensation expense of $66.6 million, net of related hedge gains of $49.4 million). In 2024, general and administrative expense included net share-based compensation of $10.5 million (gross share-based compensation expense of $21.1 million, net of related hedge gains of $10.6 million). Refer to Section 6 – *Liquidity and Capital Resources* for details on the hedges.

Finance Expense

				Years ended December 31,
(in millions)	**2025**	2024	**Change**	**% Change**
Interest expense, including accretion of debt and lease liabilities	**$ 81.8**	$ 50.5	**$ 31.3**	**62%**
Accretion of reclamation and remediation obligations	**49.5**	40.9	**8.6**	**21%**
Finance expense	**$ 131.3**	$ 91.4	**$ 39.9**	**44%**

Total interest incurred in 2025 was $91.9 million, of which $81.8 million was expensed and $10.1 million was capitalized, compared to $138.7 million in 2024, of which $50.5 million was expensed and $88.2 million was capitalized. The decrease in total interest incurred was primarily due to repayments on the term loan.

Accretion of reclamation and remediation obligations increased by $8.6 million compared to 2024, primarily as a result of increases in the cost estimates and discount rates for the Company's reclamation and remediation obligations as at December 31, 2024.

MANAGEMENT'S DISCUSSION AND ANALYSIS
For the year ended December 31, 2025

Income and Other Taxes

Kinross is subject to tax in various jurisdictions including Canada, the United States, Brazil, Chile and Mauritania. The Company's combined federal and provincial statutory tax rate for both 2025 and 2024 was 26.5%.

The Company recorded an income tax expense of $724.7 million in 2025 (2024 – $487.4 million), including a $36.4 million deferred tax recovery (2024 – $86.4 million expense) resulting from the net foreign currency translation of tax deductions related to the Company's operations in Brazil and Mauritania.

There are a number of factors that can significantly impact the Company's effective tax rate, including geographical distribution of income, varying rates in different jurisdictions, the recognition and non-recognition of tax assets, mining allowance, mining specific taxes, foreign currency exchange movements, changes in tax laws, and the impact of specific transactions and assessments.

Kinross' tax records, transactions and filing positions may be subject to examination by the tax authorities in the countries in which the Company has operations. The tax authorities may review the Company's transactions in respect of the year, or multiple years, which they have chosen for examination. The tax authorities may interpret the tax implications of a transaction, in form or in fact, differently from the interpretation reached by the Company.

In circumstances where the Company and the tax authority cannot reach a consensus on the tax impact, there are processes and procedures which both parties may undertake in order to reach a resolution, which may span many years in the future. The Company assesses the expected outcome of examination of transactions by the tax authorities and accrues the expected outcome in accordance with IFRS.

Uncertainty in the interpretation and application of applicable tax laws, regulations or the relevant sections of Mining Conventions by the tax authorities, or the failure of relevant Governments or tax authorities to honour tax laws, regulations or the relevant sections of Mining Conventions could adversely affect Kinross.

Due to the number of factors that can potentially impact the effective tax rate and the sensitivity of the tax provision to these factors, as discussed above, it is expected that the Company's effective tax rate will fluctuate in future periods.

Divestitures

On August 10, 2022, the Company announced that it had completed the sale of its 90% interest in the Chirano mine in Ghana to Asante for total consideration of $225.0 million in cash and shares. In accordance with the share purchase and sale agreement, the Company received $60.0 million in cash and 34,962,584 Asante common shares on closing, and the remaining cash consideration of $128.8 million (the "Deferred Consideration") was to be received over the two-year period subsequent to closing.

On August 8, 2025, the Company and Asante amended the share purchase and sale agreement (the "Amended Sale Agreement") including with respect to the remaining Deferred Consideration. On August 12, 2025, Asante settled the outstanding Deferred Consideration including accrued interest through a cash payment of $53.4 million, 36,927,650 Asante common shares, and a convertible debenture in the principal amount of $79.7 million, which was determined to be fair value. The Asante common shares were recorded at fair value of $44.0 million based on the quoted market price on the closing date and were subsequently measured at fair value through other comprehensive income. The convertible debenture had a maturity date of August 12, 2032 and a conversion option of C$1.81 per share up until August 12, 2030,

In connection with the Amended Sale Agreement, the Company recognized interest of $31.8 million in finance income and a gain on refinancing of $15.4 million in other income on closing of the August 8, 2025 transaction.

In September 2025, the Company sold all of its Asante common shares, an aggregate of 66,778,634 shares, for net consideration of $82.8 million. As a result, the Company recognized gains in other comprehensive income of $5.5 million.

In October 2025, the Company exercised its conversion option on the total amount of the convertible debenture, including principal and accrued interest, and received 61,735,867 Asante common shares. The Company subsequently sold all of the newly issued Asante common shares for net proceeds of $95.5 million and recognized an additional gain of $15.8 million in other income in the year ended December 31, 2025. In combination with the cash payments received from the Amended Sale Agreement and the proceeds from the sale of Asante securities, the Company received $231.7 million in cash in the year ended December 31, 2025.

Since the closing of the transaction in 2022, the Company has realized $313.6 million in cash proceeds compared with the original sale price of $225.0 million.

6. LIQUIDITY AND CAPITAL RESOURCES

The following table summarizes Kinross' cash flow activity:

(in millions)	2025	2024	Change	% Change[b]
			Years ended December 31,	
Net cash flow provided from operating activities	$ 3,760.5	$ 2,446.4	$ 1,314.1	54%
Net cash flow of continuing operations used in investing activities	(1,056.8)	(1,189.9)	133.1	nm
Net cash flow of discontinued operations provided from investing activities[a]	53.4	10.0	43.4	nm
Net cash flow used in financing activities	(1,628.0)	(1,005.9)	(622.1)	nm
Effect of exchange rate changes on cash and cash equivalents	1.7	(1.5)	3.2	nm
Increase in cash and cash equivalents	1,130.8	259.1	871.7	nm
Cash and cash equivalents, beginning of period	611.5	352.4	259.1	74%
Cash and cash equivalents, end of period	$ 1,742.3	$ 611.5	$ 1,130.8	185%

(a) The cash inflows represent proceeds in respect of the sale of the Company's Chirano operation. The Chirano operation was classified as discontinued in 2022.
(b) "nm" means not meaningful.

In 2025, cash and cash equivalents increased by $1,130.8 million compared to an increase of $259.1 million in 2024. Total cash and cash equivalents net of debt was $1,004.1 million as at December 31, 2025. Detailed discussions regarding cash flow movements are noted below.

Operating Activities

2025 vs. 2024

Net cash flow provided from operating activities increased by $1,314.1 million compared to 2024, primarily due to the increase in margins, partially offset by an increase in income taxes paid and a decrease in working capital.

Investing Activities

2025 vs. 2024

Net cash flow of continuing operations used in investing activities was $1,056.8 million in 2025, compared to $1,189.9 million in 2024. Cash outflows in 2025 included capital expenditures of $1,194.2 million, partially offset by proceeds from the sale of long-term investments and other assets, including net consideration of $178.3 million for the sale of Asante common shares. In 2024, cash outflows included capital expenditures of $1,075.5 million and interest paid capitalized to property, plant and equipment of $92.6 million.

The following table presents a breakdown of capital expenditures[a] on a cash basis:

(in millions)	2025	2024	Change	% Change
			Years ended December 31,	
Operating segments				
Tasiast	$ 352.3	$ 343.9	$ 8.4	2%
Paracatu	188.6	140.5	48.1	34%
La Coipa	90.8	69.4	21.4	31%
Fort Knox[b]	154.2	292.2	(138.0)	(47%)
Round Mountain	136.9	126.3	10.6	8%
Bald Mountain	137.7	49.5	88.2	178%
Non-operating segments				
Great Bear[c]	104.6	43.9	60.7	138%
Corporate and other[d]	29.1	9.8	19.3	197%
Total	$ 1,194.2	$ 1,075.5	$ 118.7	11%

(a) "Capital expenditures" is "Additions to property, plant and equipment" on the consolidated statements of cash flows.
(b) The results for the Fort Knox segment include 100% of the results for Manh Choh.
(c) An additional $16.9 million was expensed as exploration and evaluation expenditures in 2025 (2024 – $36.8 million).
(d) "Corporate and other" includes corporate and other non-operating assets (including Curlew, Lobo-Marte, and Maricunga).

Capital expenditures increased to $1,194.2 million in 2025 from $1,075.5 million in 2024. The increase was driven by the ramp-up of development activities at Great Bear, Round Mountain Phase X and Bald Mountain Redbird Phases 1 and 2, increased capital development at La Coipa Phase 7 as well as additional sustaining capital expenditures at Paracatu, including an incremental raise at the Eustaquio tailings dam. These increases were partially offset by lower spending on capital development due to planned mine sequencing at Fort Knox, with the completion of Phase 10 capital development mid-year, and Manh Choh.

Financing Activities

2025 vs. 2024

Net cash flow used in financing activities was $1,628.0 million in 2025, compared to $1,005.9 million in 2024. Cash outflows in 2025 included debt repayments of $700.0 million, total return of capital of $752.4 million (including share repurchases of $600.3 million and dividends paid to common shareholders of $152.1 million) and distributions paid to non-controlling interests of $102.0 million. In 2024, cash outflows included total term loan repayments of $800.0 million, dividends paid to common shareholders of $147.5 million and distributions paid to non-controlling interests of $40.5 million.

Balance Sheets

			As at December 31,			
(in millions)		**2025**		2024		2023
Cash and cash equivalents	$	**1,742.3**	$	611.5	$	352.4
Current assets	$	**3,288.5**	$	2,126.7	$	1,802.3
Total assets	$	**12,411.1**	$	10,865.6	$	10,543.3
Current liabilities, including current portion of long-term debt	$	**1,399.6**	$	1,060.1	$	685.5
Total debt, including current portion	$	**738.2**	$	1,435.4	$	2,232.6
Total liabilities	$	**3,717.0**	$	3,865.0	$	4,357.6
Common shareholders' equity	$	**8,576.0**	$	6,861.6	$	6,083.7
Non-controlling interests	$	**118.1**	$	139.0	$	102.0

During 2025, current assets and total assets increased by $1,161.8 million and $1,545.5 million, respectively, primarily due to the increase in cash and cash equivalents. Total assets were also impacted by an increase in property, plant and equipment, as a result of additions, net of depreciation, and the $116.1 million impairment reversal at Lobo-Marte. Current liabilities increased by $339.5 million, primarily due to an increase in accounts payable and accrued liabilities, and current income tax payable, partially offset by the repayment of the remaining $200.0 million on the term loan. Total liabilities decreased by $148.0 million, primarily driven by the $500.0 million early repayment of the 2027 senior notes, partially offset by the increase in current liabilities.

During 2024, current assets and total assets increased by $324.4 million and $322.3 million, respectively, primarily due to the increase in cash and cash equivalents and an increase in inventories. Current liabilities increased by $374.6 million to $1,060.1 million, primarily due to the reclassification of the $1.0 billion term loan from long-term to current, offset by repayments of $800.0 million of that term loan in 2024, as well as an increase in current income tax payable. Total liabilities decreased by $492.6 million to $3,865.0 million, primarily due to the term loan repayments, partially offset by the increase in current income tax payable, an increase in reclamation and remediation obligations and an increase in deferred tax liabilities.

During 2025, the Company repurchased and cancelled 30.7 million common shares under its NCIB. As of February 17, 2026, there were 1,199.8 million common shares of the Company issued and outstanding. In addition, at the same date, the Company had 4.4 million restricted share units and 3.7 million restricted performance share units outstanding under its restricted share unit plans.

On February 18, 2026, the Board of Directors declared a dividend of $0.04 per common share payable on March 26, 2026, to shareholders of record on March 11, 2026.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the year ended December 31, 2025

Financing and Credit Facilities

Senior notes

The total carrying amount of debt of $738.2 million as at December 31, 2025 is entirely for the senior notes which are classified as long-term. The Company's senior notes consist of $500.0 million principal amount of 6.250% notes due in 2033 and $250.0 million principal amount of 6.875% notes due in 2041.

On December 4, 2025, the Company redeemed all outstanding $500.0 million 4.50% senior notes ahead of their July 15, 2027 due date.

The senior notes (collectively, the "notes") pay interest semi-annually. Except as noted below, the notes are redeemable by the Company, in whole or part, for cash at any time prior to maturity, at a redemption price equal to the greater of 100% of the principal amount or the sum of the present value of the remaining scheduled principal and interest payments on the notes discounted at the applicable treasury rate, as defined in the indentures, plus a premium of between 45 and 50 basis points, plus accrued interest, if any. Within three months of maturity of the notes due in 2033 and within six months of maturity of the notes due in 2041, the Company can redeem the notes at 100% of the principal amount plus accrued interest, if any. In addition, the Company is required to make an offer to repurchase the notes prior to maturity upon certain fundamental changes at a repurchase price equal to 101% of the principal amount of the notes plus accrued and unpaid interest to the repurchase date, if any.

Term loan and revolving credit facility

On February 10, 2025, the Company repaid the remaining $200.0 million outstanding balance and fully extinguished the term loan.

The Company has a revolving credit facility of $1,500.0 million. On December 17, 2025, the Company amended the revolving credit facility to extend the maturity by one year to December 2030, restoring a five-year term. As at December 31, 2025, a balance of $nil (December 31, 2024 - $nil) was outstanding under the revolving credit facility and $7.0 million (December 31, 2024 – $6.9 million) of letters of credit were utilized.

Loan interest on the revolving credit facility is variable and is dependent on the Company's credit rating. Based on the Company's credit rating at December 31, 2025, interest charges and fees are as follows:

Type of credit	
Revolving credit facility	SOFR plus 1.25%
Letters of credit	0.833-1.25%
Standby fee applicable to unused availability	0.125%

The revolving credit facility agreement contains various covenants including limits on indebtedness, asset sales and liens. The Company was in compliance with its financial covenant in the credit agreement as at December 31, 2025.

Other

The Company entered into an amendment to increase the Letter of Credit guarantee facility with Export Development Canada ("EDC") from $400.0 million to $500.0 million and extended the maturity date from June 30, 2026 to June 30, 2028, effective November 4, 2025. Total fees related to letters of credit under this facility were 0.75% of the utilized amount. As at December 31, 2025, $250.9 million (December 31, 2024 – $247.2 million) was utilized under this facility.

In addition, as at December 31, 2025, the Company had $848.1 million (December 31, 2024 – $738.9 million) in letters of credit and surety bonds outstanding in respect of its operations in Brazil, Mauritania, the United States and Chile, as well as its discontinued operations in Ghana, which have been issued pursuant to arrangements with certain international banks and insurance companies and incur average fees of approximately 0.65%.

The following table outlines the credit facility utilizations and availabilities:

| | As at, | |
| | December 31, | December 31, |
(in millions)	2025	2024
Utilization of revolving credit facility	$ (7.0)	$ (6.9)
Utilization of EDC facility	(250.9)	(247.2)
Total facility utilization	$ (257.9)	$ (254.1)
Available under revolving credit facility	$ 1,493.0	$ 1,493.1
Available under EDC credit facility	249.1	152.8
Available credit	$ 1,742.1	$ 1,645.9

Liquidity Outlook

As at December 31, 2025, debt obligations in the next 12 months include estimated interest payments of approximately $48.4 million relating to the senior notes.

We believe that the Company's existing cash and cash equivalents balance of $1,742.3 million, available credit of $1,742.1 million and expected operating cash flows based on current assumptions (noted in Section 3 – *Outlook*) will be sufficient to fund operations, our forecasted exploration and capital expenditures (noted in Section 3 – *Outlook*), interest payments, reclamation and remediation obligations, and working capital requirements currently estimated for the next 12 months. Prior to any capital investments, consideration is given to the cost and availability of various sources of capital resources.

With respect to longer term capital expenditure funding requirements, the Company believes that cash flow from its existing operations, available credit through existing debt facilities and access to debt and capital markets is adequate and will enable the Company to maintain an appropriate overall liquidity position.

Contractual Obligations and Commitments

The following table summarizes our contractual obligations and commitments as at December 31, 2025:

(in millions)	Total	2026	2027-2030	2031 & thereafter
Debt[a]	$ 750.0	$ -	$ -	$ 750.0
Lease liability obligations	23.4	7.9	14.0	1.5
Operating lease obligations	30.9	14.7	16.2	-
Purchase obligations[b]	3,168.1	1,740.3	1,263.8	164.0
Reclamation and remediation obligations	1,905.5	70.4	357.5	1,477.6
Other liabilities and provisions	34.8	6.8	17.2	10.8
Interest and other fees	571.7	57.7	225.8	288.2
Total	$ 6,484.4	$ 1,897.8	$ 1,894.5	$ 2,692.1

(a)   Debt repayments are based on amounts due pursuant to the terms of existing indebtedness.
(b)   Includes both capital and operating commitments, of which $1,253.9 million relates to commitments for capital expenditures.

The Company manages its exposure to fluctuations in input commodity prices and currency exchange rates by entering into derivative financial instruments from time to time, in accordance with the Company's risk management policy.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the year ended December 31, 2025

The following table provides a summary of derivative contracts outstanding at December 31, 2025 and their respective maturities:

	2026	2027
Foreign currency		
Brazilian real zero cost collars (in millions of U.S. dollars)	$ 174.0	$ 44.4
Average put strike (Brazilian real)	5.34	5.60
Average call strike (Brazilian real)	7.29	6.97
Canadian dollar forward buy contracts (in millions of U.S. dollars)	$ 174.0	$ 12.0
Average forward rate (Canadian dollar)	1.36	1.37
Chilean peso zero cost collars (in millions of U.S. dollars)	$ 105.0	$ -
Average put strike (Chilean peso)	924	-
Average call strike (Chilean peso)	1,007	-
Energy		
WTI oil swap contracts (barrels)	1,088,400	408,000
Average price	$ 61.59	$ 60.63

Subsequent to December 31, 2025, the following new derivative contracts were entered into:

- 174,000 barrels of WTI oil swap contracts at an average rate of 58.50 per barrel maturing in 2027.

The Company enters into total return swaps ("TRS") as economic hedges of the Company's deferred share units and cash-settled restricted share units. Hedge accounting was not applied to the TRS. At December 31, 2025, 2,515,000 TRS units were outstanding (December 31, 2024 – 4,365,000 TRS units).

In order to manage short-term metal price risk, the Company may enter into derivative contracts in relation to metal sales that it believes are highly likely to occur within a given quarter. No such contracts were outstanding at December 31, 2025 or 2024.

Fair value of derivative instruments

The fair values of derivative instruments are noted in the table below:

	As at	
	December 31,	December 31,
(in millions)	2025	2024
Asset (liability)		
Foreign currency forward and collar contracts	$ 5.9	$ (17.7)
Energy swap contracts	(6.1)	1.8
Total return swap contracts	8.3	1.2
Other contracts	-	0.2
	$ 8.1	$ (14.5)

Other legal matters

The Company is, from time to time, involved in legal proceedings, arising in the ordinary course of its business. Typically, the amount of ultimate liability with respect to these actions will not, in the opinion of management, materially affect Kinross' financial position, results of operations or cash flows.

Maricunga regulatory proceedings

In May 2015, Chilean environmental enforcement authority ("SMA") commenced an administrative proceeding against Compania Minera Maricunga ("CMM") alleging that pumping of groundwater to support the Maricunga operation had impacted area wetlands and, on March 18, 2016, issued a resolution alleging that CMM's pumping was impacting the "Valle Ancho" wetland. Beginning in May 2016, the SMA issued a series of resolutions ordering CMM to temporarily curtail pumping from its wells.

In response, CMM suspended mining and crushing activities and reduced water consumption to minimal levels. CMM contested these resolutions, but its efforts were unsuccessful and, except for a short period of time in July 2016, CMM's operations have remained suspended. On June 24, 2016, the SMA amended its initial sanction (the "Amended Sanction") and effectively required CMM to cease operations and close the mine, with water use from its wells curtailed to minimal levels. On July 9, 2016, CMM appealed the sanctions and, on August 30, 2016, submitted a request to the Environmental Tribunal that it issue an injunction suspending the effectiveness

of the Amended Sanction pending a final decision on the merits of CMM's appeal. On September 16, 2016, the Environmental Tribunal rejected CMM's injunction request and on August 7, 2017, upheld the SMA's Amended Sanction and curtailment orders on procedural grounds. On October 9, 2018, the Supreme Court affirmed the Environmental Tribunal's ruling on procedural grounds and dismissed CMM's appeal.

On June 2, 2016, CMM was served with two separate lawsuits filed by the Chilean State Defense Counsel ("CDE"). Both lawsuits, filed with the Environmental Tribunal, alleged that pumping from the Maricunga groundwater wells caused environmental damage to area wetlands. One action relates to the "Pantanillo" wetland and the other action relates to the Valle Ancho wetland (described above). On November 23, 2018, the Tribunal ruled in favor of CMM in the Pantanillo case and against CMM in the Valle Ancho case. In the Valle Ancho case, the Tribunal required CMM to, among other things, submit a restoration plan to the SMA for approval. CMM appealed the Valle Ancho ruling to the Supreme Court. The CDE appealed to the Supreme Court in both cases and asserted in the Valle Ancho matter that the Environmental Tribunal erred by not ordering a complete shutdown of Maricunga's groundwater wells. On January 7, 2022, the Supreme Court annulled the Tribunal's rulings in both cases on procedural grounds and remanded the matters to the Tribunal for further proceedings. In parallel, in December 2020, CMM began discussions with the CDE to resolve the case through the filing of a reparation plan ("PdR"). The PdR is aimed at supporting the natural recovery that the wetlands have sustained since pumping stopped, as well as implementing other supplemental value enhancement actions in the basin. The cases before the Tribunal were stayed pending ongoing settlement discussions.

In November 2025, CMM submitted the fifth version of the PdR to the CDE along with a draft settlement agreement. The settlement agreement's core commitment is the execution of the PdR. The total cost of the PdR is estimated at $19.8 million. The PdR and the settlement agreement were presented to both the CDE's Environmental Committee and the Council and were approved during their sessions on December 23, 2025, and January 6, 2026, as applicable. The settlement (along with the PdR) now has to be presented to and approved by the Environmental Court. The timeframe for this approval is expected to be in the first quarter or second quarter of 2026. The parties are now separately working on a protocol for the follow-up of the PdR's actions and obligations and approvals of milestone fulfillments.

Kettle River-Buckhorn regulatory proceedings

Crown Resources Corporation ("Crown") is the holder of a waste discharge permit (the "Permit") in respect of the Buckhorn Mine, which authorizes and regulates mine-related discharges from the mine and its water treatment plant. On February 27, 2014, the Washington Department of Ecology (the "WDOE") renewed Buckhorn Mine's National Pollution Discharge Elimination System Permit (the "Renewed Permit"), with an effective date of March 1, 2014. The Renewed Permit contained conditions that were more restrictive than the original discharge permit. In addition, Crown felt that the Renewed Permit was internally inconsistent, technically unworkable and inconsistent with existing agreements in place with the WDOE, including a settlement agreement previously entered into by Crown and the WDOE in June 2013 (the "Settlement Agreement"). On February 28, 2014, Crown filed an appeal of the Renewed Permit with the Washington Pollution Control Hearings Board ("PCHB"). In addition, on January 15, 2015, Crown filed a lawsuit against the WDOE in Ferry County Superior Court, Washington, claiming that the WDOE breached the Settlement Agreement by including various unworkable compliance terms in the Renewed Permit (the "Crown Action"). On July 30, 2015, the PCHB upheld the Renewed Permit. Crown filed a Petition for Review in Ferry County Superior Court, Washington, on August 27, 2015, seeking to have the PCHB decision overturned. On March 13, 2017, the Ferry County Superior Court upheld the PCHB's decision. On April 12, 2017, Crown appealed the Ferry County Superior Court's ruling to the State of Washington Court of Appeals. On October 8, 2019, the Court of Appeals affirmed the Superior Court's decision and the PCHB's decision. On December 31, 2019, the Court of Appeals denied Crown's Motion for Reconsideration and to Supplement the Record. Crown did not petition the Washington Supreme Court for review and, as a result, appeal of this matter has been exhausted.

On July 19, 2016, the WDOE issued an Administrative Order ("AO") to Crown and Kinross Gold Corporation asserting that the companies had exceeded the discharge limits in the Renewed Permit a total of 931 times and has also failed to maintain the capture zone required under the Renewed Permit. The AO orders the companies to develop an action plan to capture and treat water escaping the capture zone, undertake various investigations and studies, revise its Adaptive Management Plan, and report findings by various deadlines in the fourth quarter 2016. The companies timely made the required submittals. On August 17, 2016, the companies filed an appeal of the AO with the PCHB (the "AO Appeal"). Because the AO Appeal raises many of the same issues that have been raised in the Appeal and Crown Action, the companies and the WDOE agreed to stay the AO Appeal indefinitely to allow these matters to be resolved. The PCHB granted the request for stay on August 26, 2016, which stay has been subsequently extended. On June 2, 2020, the PCHB dismissed the appeal based on a Joint Stipulation of Voluntary Dismissal filed by the parties. The basis for the dismissal was the exhaustion of appeals as to the Renewed Permit and Crown's satisfaction of the AO.

On November 30, 2017, the WDOE issued a Notice of Violation ("NOV") to Crown and Kinross asserting that the companies had exceeded the discharge limits in the Permit a total of 113 times during the third quarter of 2017 and also failed to maintain the capture zone as required under the Permit. The NOV ordered the companies to file a report with the WDOE identifying the steps which have

been and are being taken to "control such waste or pollution or otherwise comply with this determination," which report was timely filed. Following its review of this report, the WDOE may issue an AO or other directives to the Company.

Beginning in April 2018, the WDOE has issued a NOV to Crown and, on one occasion, also to Kinross, asserting that the companies had exceeded the discharge limits in the Permit and have failed to maintain the capture zone as required under the Permit. The most recent NOV, dated May 10, 2021, asserted 133 alleged violations had occurred in the first quarter of 2021. The NOVs order the companies to file a report with WDOE within 30 days identifying the steps which have been and are being taken to "control such waste or pollution or otherwise comply with this determination," which reports have been timely filed. Following its review of these reports, WDOE may issue an AO or other directives to the Company. The NOVs are not immediately appealable, but any subsequent AO or other directive relating to the NOV may be appealed, as appropriate.

On April 10, 2020, the Okanogan Highlands Alliance ("OHA") filed a citizen's suit against Crown and Kinross Gold U.S.A., Inc. ("KGUSA") under the Clean Water Act ("CWA") for alleged failure to adequately capture and treat mine-impacted groundwater and surface water at the site in violation of the Permit and renewed Permit. The suit seeks injunctive relief and civil penalties in the amount of up to $55,800 per day per violation. Crown filed a counterclaim seeking an accounting of how OHA spent funds paid out under a prior settlement. OHA succeeded in obtaining a dismissal of this claim. Crown refiled the claim in state court where proceedings have been stayed by mutual agreement of the parties. On May 7, 2020, the Attorney General for the State of Washington filed suit against Crown and KGUSA under the CWA and the state Water Pollution Control Act alleging the same alleged permit violations and seeking similar relief as OHA. These lawsuits have been consolidated. On June 16, 2021, the Court granted the plaintiffs' motion for partial summary judgment as to certain of Crown and KGUSA's defenses. On July 9, 2021, Crown and KGUSA filed a motion for certification of this ruling for immediate appeal, which motion was denied on November 30, 2021. On October 18, 2022, the Court granted a stipulated motion finding Crown liable under the CWA for certain exceedances of the Permit. The Order provides that Crown maintains its right to appeal the Court's June 16, 2021 order and to contest penalties for these Permit exceedances. On April 19, 2023, the Court stayed the action pending further order of the Court to enable the parties to pursue settlement through a court-ordered mediation which process continued until March 29, 2024, when OHA and the Attorney General advised the Court that they would like to discontinue the mediation process and requested that the Court lift the stay. Based thereon, the Court lifted the stay and entered a Scheduling Order. On September 19, 2024, Crown, KGUSA and OHA filed a Joint Motion for Entry of [Proposed] Consent Decree, which seeks Court approval of a proposed settlement of OHA's claims in the lawsuit. On October 31, 2024, the Court entered the Consent Decree approving the settlement among KGUSA, Crown and OHA. Under the settlement, KGUSA and Crown paid a total of $5.4 million, inclusive of attorneys' fees and payments towards supplemental environmental projects in the local area by conservation organizations. The State of Washington was not a party to this settlement. On November 22, 2024, KGUSA and Crown moved for judgment on the pleadings against the State of Washington, which motion was granted on February 4, 2025, and the State's Amended Complaint was dismissed with prejudice. The State of Washington subsequently moved for relief from judgment, which was denied on March 11, 2025. On April 9, 2025, the State of Washington filed a Notice of Appeal as to the Court's order granting judgment on the pleadings and this appeal remains pending.

Manh Choh related matters

Kinross Gold Corporation is the beneficial owner of KG Mining (Alaska), Inc. ("KG Mining"). KG Mining is a 70% owner and managing member of Peak Gold, LLC ("Peak Gold"), which operates the Manh Choh mine near Tok, Alaska. Ore from the mine is to be trucked to Fort Knox for processing on public roadways in state-of-the-art trucks carrying legal loads. Certain owners of vacation homes along the ore haul route and others claiming potential impact have organized a group to oppose the ore haul plan and disrupt the project. These efforts have included administrative appeals of certain state mine permits unrelated to ore haul. To date, those appeals have been unsuccessful.

On October 20, 2023, the Committee for Safe Communities ("CSC"), an Alaskan non-profit corporation inclusive of this same group of objectors and formed for the purpose of opposing the project, filed suit in the Superior Court in Fairbanks, Alaska against the State of Alaska Department of Transportation and Public Facilities ("DOT"). The Complaint seeks injunctive relief against the DOT with respect to its oversight of Peak Gold's ore haul plan. The Complaint alleges that the DOT has approved a haul route and trucking plan that violates DOT regulations, DOT's actions have created an unreasonable risk to public safety constituting an attractive public nuisance, and DOT has aided and abetted the offense of negligent driving. On November 2, 2023, the plaintiff filed a motion for a preliminary injunction against the DOT and sought expedited consideration of its motion. If granted, the motion could impact Peak Gold's ore haul plans. On November 9, 2023, the Court denied the plaintiff's motion for expedited consideration. On November 15, 2023, the Court granted Peak Gold, LLC's motion to intervene. On January 15, 2024, Peak Gold and DOT jointly moved for judgment on the pleadings and to stay all discovery. On May 14, 2024, the Court issued an Order denying the plaintiff's motion for preliminary injunction and staying discovery. On June 24, 2024, the Court issued an Order granting judgment on the pleadings as to three of the four claims for relief alleged in the Complaint and denying relief as to the claim for public nuisance. The Order further lifted the stay of discovery. On July 3, 2024, the DOT filed a motion for reconsideration as to the Court's Order on the motion for judgment on the pleadings, which

Peak Gold joined. On September 13, 2024, the Court entered an Order denying this motion. On May 9, 2025, and at CSC's request, the Court entered an Order of Dismissal Without Prejudice as to CSC's one remaining claim, vacated the trial date and closed the case.

On July 1, 2024, the Village of Dot Lake, a federally recognized Indian Tribe, located approximately 50 miles from the Manh Choh mine on the ore haul route along the Alaska Highway ("Dot Lake"), filed a Complaint in the U.S. District Court for the District of Alaska against U.S. Army Corps of Engineers (the "Corps") and Lt. General Scott A. Spellmon, in his official capacity as Chief of Engineers and Commanding General of the Corps. The Complaint seeks declaratory and injunctive relief based on the Corps' alleged failure to consult with Dot Lake and to undertake an adequate environmental review with respect to the Corps' issuance in September 2022 of a wetlands disturbance permit in connection with the overall permitting of the Manh Choh mine as to approximately 5 acres of wetlands located on Tetlin Village land. Peak Gold is not named as a defendant in the Complaint and, on August 20, 2024, Peak Gold moved to intervene in the action, which Dot Lake has opposed. On October 10, 2024, the Court granted intervention to Peak Gold. On October 18, 2024, Peak Gold joined the partial motion to dismiss that the Corps filed on August 23, 2024. On March 19, 2025, the Court entered an Order on Motion to Partially Dismiss, which Order dismissed three of the four claims asserted in the Complaint. On April 1, 2025, Dot Lake filed an Amended Complaint which seeks to reassert one of the claims that was dismissed without prejudice. On May 2, 2025, Peak Gold filed a Motion to Dismiss this reasserted claim, which motion was granted on July 31, 2025. On September 29, 2025, the Court entered an Order dismissing the action with prejudice based on the Stipulated Dismissal of Action filed by the parties and the Court closed the case.

7.   SUMMARY OF QUARTERLY INFORMATION

(in millions, except per share amounts)	2025				2024			
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Metal sales	$ 2,023.0	$ 1,802.1	$ 1,728.5	$ 1,497.5	$ 1,415.8	$ 1,432.0	$ 1,219.5	$ 1,081.5
Net earnings attributable to common shareholders	$ 906.5	$ 584.9	$ 530.7	$ 368.0	$ 275.6	$ 355.3	$ 210.9	$ 107.0
Net earnings per share attributable to common shareholders (basic and diluted)	$ 0.75	$ 0.48	$ 0.43	$ 0.30	$ 0.22	$ 0.29	$ 0.17	$ 0.09
Net cash flow provided from operating activities	$ 1,146.9	$ 1,024.1	$ 992.4	$ 597.1	$ 734.5	$ 733.5	$ 604.0	$ 374.4

The Company's results over the past several quarters have been driven primarily by fluctuations in the gold price, input costs and changes in gold equivalent ounces sold. Fluctuations in the silver price and foreign exchange rates have also affected results.

During the fourth quarter of 2025, revenue was $2,023.0 million on sales of 487,972 total gold equivalent ounces compared to $1,415.8 million on sales of 531,729 total gold equivalent ounces during the fourth quarter of 2024. The average realized gold price in the fourth quarter of 2025 was $4,144 per ounce compared to $2,663 per ounce in the fourth quarter of 2024.

Production cost of sales in the fourth quarter of 2025 increased by 8% compared to the fourth quarter of 2024. The increase in costs was mainly due to production and sales mix, and higher royalty costs in 2025 as a result of the higher average realized gold price.

Depreciation, depletion and amortization varied between each of the above quarters largely due to changes in gold equivalent ounces sold and depreciable asset bases. In addition, changes in mineral reserves and impairment reversals during some of these periods affected depreciation, depletion and amortization for quarters in subsequent periods.

In the fourth quarter of 2025, the Company recorded an impairment reversal of $116.1 million related to property, plant and equipment at Lobo-Marte. In the third quarter of 2024, the Company recorded an after-tax impairment reversal of $74.1 million, related to property, plant and equipment at Round Mountain. The tax impact of the impairment reversals was an income tax expense of $34.5 million and $0.7 million in 2025 and 2024, respectively.

Net cash flow provided from operating activities increased to $1,146.9 million in the fourth quarter of 2025 from $734.5 million in the fourth quarter of 2024, primarily due to the increase in margins and changes in working capital, partially offset by income taxes paid.

8. **DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING**

Pursuant to regulations adopted by the U.S. Securities and Exchange Commission, under the U.S. Sarbanes-Oxley Act of 2002 ("SOX") and those of the Canadian Securities Administrators, Kinross' management evaluates the effectiveness of the design and operation of the Company's disclosure controls and procedures, and internal control over financial reporting. This evaluation is done under the supervision of, and with the participation of, the Chief Executive Officer and the Chief Financial Officer.

As of the end of the period covered by this MD&A and the accompanying financial statements, Kinross' management evaluated the effectiveness of its internal control over financial reporting. In making this assessment, management used the criteria specified in *Internal Control - Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer have concluded that Kinross' internal control over financial reporting was effective as at December 31, 2025.

Limitations of Controls and Procedures

Kinross' management, including the Chief Executive Officer and the Chief Financial Officer, believes that any disclosure controls and procedures and internal control over financial reporting, no matter how well designed and operated, can have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance that the objectives of the control system are met.

9. **CRITICAL ACCOUNTING POLICIES, ESTIMATES AND ACCOUNTING CHANGES**

Critical Accounting Policies and Estimates

Critical accounting policies and estimates are disclosed in Note 5 of the financial statements.

Accounting Changes

On January 1, 2025, the Company adopted amendments to IAS 21 "The Effects of Changes in Foreign Exchange" as disclosed in Note 4 of the financial statements.

10. **RISK ANALYSIS**

The business of Kinross contains significant risk due to the nature of mining, exploration, and development activities. Certain risk factors, including but not limited to those listed below, are similar across the mining industry while others are specific to Kinross. The risk factors below may include details of how Kinross seeks to mitigate these risks where possible. For additional discussion of risk factors, please refer to the Company's Annual Information Form for the year ended December 31, 2024, which is available on the Company's website www.kinross.com and on www.sedarplus.ca or is available upon request from the Company, and to the Company's Annual Information Form for the year ended December 31, 2025, which will be filed on SEDAR+ on or about March 31, 2026.

Gold Price and Silver Price

The profitability of Kinross' operations is significantly affected by changes in the market price of gold and silver. Gold and silver prices fluctuate on a daily basis and are affected by numerous factors beyond the control of Kinross. The price of gold and/or silver can be subject to volatile price movements and future significant price declines could cause continued commercial production to be uneconomical. Depending on the prices of gold and silver, cash flow from mining operations may not be sufficient to cover costs of production and capital expenditures. If, as a result of a decline in gold and/or silver prices, revenues from metal sales were to fall below cash operating costs, production may be discontinued. The factors that may affect the price of gold and silver include: industrial and jewelry demand; the level of demand for the metal as an investment; central bank demand, sales and purchases of the metal; speculative trading; and costs of and levels of global production by producers of the metal. Gold and silver prices may also be affected by macroeconomic factors, including: expectations of the future rate of inflation; the strength of, and confidence in, the U.S. dollar, the currency in which the price of the metal is generally quoted, and other currencies; interest rates; new or proposed tariffs; and global or regional political or economic uncertainties and tensions.

In 2025, the Company's attributable average realized gold price increased to $3,426 per ounce from $2,391 per ounce in 2024. If the market price of gold and/or silver were to drop and the prices realized by Kinross on gold and/or silver sales were to decrease substantially and remain at such a level for any substantial period, Kinross' profitability and cash flow would be negatively affected. In such circumstances, Kinross may determine that it is not economically feasible to continue commercial production at some or all of its operations or the development of some or all of its current projects, which could have an adverse impact on Kinross' financial

performance and results of operations, possibly materially. Kinross may curtail or suspend some or all of its exploration activities, with the result that depleted mineral reserves are not replaced. In addition, the market value of Kinross' gold and/or silver inventory may be reduced and existing mineral reserves and resource estimates may be reduced to the extent that ore cannot be mined and processed economically at the prevailing prices.

Shortages and Price Volatility of Input Commodities, Services and Other Inputs

The Company is dependent on various input commodities (such as fuel, explosives, electricity, natural gas, steel, concrete and cyanide), labour, and equipment (including parts) to conduct its mining operations and advance its development projects. A shortage of, or inability to procure, such input commodities, labour, or equipment or a significant increase in their costs could have a material adverse effect on the Company's ability to carry out its operations and therefore limit, or increase the cost of, production. The Company is also dependent on access to and supply of water and electricity to carry out its mining operations, and such access and supply may not be readily available, especially at the Company's operations in Chile and Brazil. Market prices of input commodities can be subject to inflation, new taxes or tariffs and volatile price movements which can be material, occur over short periods of time and are affected by factors that are beyond the Company's control. A delay in receipt of any permits or an increase in the cost, or decrease in the availability, of input commodities, labour, or equipment due to factors beyond the Company's control such as conflicts, trade disputes, a pandemic or a similar public health threat, may affect the timely conduct and cost of Kinross' operations and development projects. If the costs of certain input commodities consumed or otherwise used in connection with Kinross' operations and development projects were to increase significantly, and remain at such levels for a substantial period, the Company may determine that it is not economically feasible to continue commercial production at some or all of its operations or the development of some or all of its current projects, which could have an adverse impact on the Company's financial performance and results of operations. From time to time, Kinross transacts in energy hedging to reduce the risk associated with fuel price increases.

Environmental Impact and Related Regulatory Risk

Kinross' operations and exploration activities are subject to various laws and regulations governing the protection of the environment, exploration, development, production, imports/exports, taxes, labour standards, occupational health, waste disposal, toxic substances, mine closure, mine safety, public health and other matters. The legal and political circumstances outside of North America cause these risks to be different from, and in many cases, greater than, comparable risks associated with operations within North America. New laws and regulations, amendments to existing laws and regulations, interpretations by Governments, or more stringent enforcement of existing laws and regulations could have a material adverse impact on Kinross, increase costs, cause a reduction in levels of production and/or delay or prevent the development of new mining properties. Compliance with these laws and regulations is part of the business and requires significant expenditures. Changes in laws and regulations, interpretations or enforcement including those pertaining to taxes, the rights of leaseholders or the payment of royalties, net profit interest or similar obligations, could adversely affect Kinross' operations, change the extent of reclamation and remediation work required to be performed by the Company or substantially increase the costs associated with those operations. Kinross is unable to predict what new legislation or revisions may be proposed that might affect its business or when any such proposals, if enacted, might become effective.

In light of tailings dam incidents in Brazil in 2015 and 2019, Brazilian lawmakers and regulators have enacted, and continue to implement and enforce, legislation and regulations aimed at addressing risks of future tailings dam failures. At both the federal and state levels, these measures include stricter technical and safety requirements for permitting and ongoing operations, increased oversight and inspection by regulatory authorities, additional financial assurances and closure-related obligations, and higher fines and penalties for environmental damages. Regulations have also expanded requirements related to emergency planning and the management of risks to residents and employees living and working downstream. These laws and regulations could significantly increase the costs associated with Kinross' operations. For further discussion on the risks related to financial assurances and tailings dam closures, refer below to the section titled "Environmental Liability and Reclamation Costs".

Certain operations of the Company are the subject of ongoing regulatory review and evaluation by governmental authorities. These may result in additional regulatory actions against the affected operating subsidiaries, and may have an adverse effect on the Company's future operations and/or financial condition. For further details, refer to the "Other legal matters" section of this MD&A.

Development Projects

Kinross must continually replace and expand its mineral reserves in order to maintain or grow its total mineral reserve base as they are depleted by production at its operations. Similarly, the Company's ability to increase or maintain present gold and silver production levels is dependent in part on the successful development of new mines and/or expansion of existing mining operations. Kinross is dependent on future growth from development projects. Development projects rely on the accuracy of predicted factors including: capital and operating costs; metallurgical recoveries; mineral reserve estimates; and future metal prices. Once a site with mineralization is discovered, it may take several years from the initial phases of drilling until production is possible. Development

projects are subject to accurate feasibility studies, the acquisition of surface or land rights and the issuance of necessary governmental permits and approvals. Unforeseen circumstances, including those related to the amount and nature of the mineralization at the development site, technological impediments to extraction and processing, legal requirements, governmental intervention, infrastructure limitations, environmental issues, disputes with local communities or other events, could result in one or more of our planned developments becoming impractical or uneconomic. Any such occurrence could have an adverse impact on Kinross' financial condition and results of operations.

In addition, as a result of the substantial expenditures involved, development projects are at significant risk of material cost overruns versus budget. The capital expenditures and time required to develop new mines are considerable and changes in cost or construction schedules can significantly increase both the time and capital required to build the project. The project development schedules are also dependent on obtaining the governmental permits and approvals necessary for the operation of a project. The timeline to obtain these permits and approvals and meet permit requirements, are often beyond the control of Kinross. It is not unusual in the mining industry for new mining operations to experience unexpected problems during the start-up phase, resulting in delays and requiring more capital than anticipated.

Production and Cost Estimates

The Company prepares estimates of future production, operating costs and capital costs for its operations. Despite the Company's best efforts to budget and estimate such costs, as a result of the substantial expenditures involved in the development of mineral projects and the fluctuation and increase of costs over time, development projects may be prone to material cost overruns. Kinross' actual production and costs may vary from estimates for a variety of reasons, including: increased competition for resources and development inputs; cost inflation affecting the mining industry in general; actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; a lower than expected recovery rate; short term operating factors including relating to the ore mineral reserves, such as the need for sequential development of ore bodies and the processing of new or different ore grades; revisions to mine plans; difficulties with supply chain management, including the continuing operability of its enterprise resource planning software; risks and hazards associated with development, mining and processing; natural phenomena, such as inclement weather conditions, water availability (such as in Chile), floods, fires, earthquakes and pandemics; tariffs and trade disputes between countries; and unexpected labour shortages, strikes or other disruptions. Costs of production may also be affected by a variety of factors, including: ore grade, ore hardness, metallurgy, changing waste-to-ore ratios, labour costs, cost of services, commodities (such as power and fuel) and other inputs, general inflationary pressures and currency exchange rates. Many of these factors are beyond Kinross' control. No assurance can be given that Kinross' cost estimates will be achieved. Failure to achieve production or cost estimates or material increases in costs could have an adverse impact on Kinross' future cash flows, profitability, results of operations and financial condition.

Mineral Reserve and Mineral Resource Estimates

The figures for mineral reserves and mineral resources presented herein, including the anticipated tonnages and grades that will be achieved or the indicated level of recovery that will be realized, are estimates and no assurances can be given as to their accuracy. Such estimates are, in large part, based on interpretations of geological data obtained from drill holes and other sampling techniques. Actual mineralization or formations may be different from those predicted. It may also take many years from the initial phase of drilling before production is possible, and during that time the economic feasibility of exploiting a deposit may change. Reserve and resource estimates are materially dependent on prevailing gold and silver prices and price assumptions used in those estimates, and the cost of recovering and processing minerals at the individual mine sites. Market fluctuations in metal prices may render the mining of mineral reserves and mineral resources uneconomical and require Kinross to take a write-down of an asset or to discontinue development or production. Moreover, short-term operating factors relating to the mineral reserves, such as the need for orderly development of the ore body or the processing of new or different ore grades, may cause a mining operation to be unprofitable in any particular accounting period.

Prolonged declines in the market price of gold and/or silver may render mineral reserves containing relatively lower grades of gold and/or silver mineralization uneconomic to exploit and could materially reduce Kinross' mineral reserve estimates. In addition, changes in legislation, permitting or title over land or mineral interests may result in mineral reserves or mineral resources being reclassified or ceasing to meet the definition of mineral reserve or mineral resource. Should such events occur, material write-downs of Kinross' investments in mining properties or the discontinuation of development or production might be required, and there could be material delays in the development of new projects, reduced income or increased losses and reduced cash flow. There is no assurance that Kinross will achieve indicated levels of gold or silver recovery or obtain the prices assumed in determining the mineral reserves. The estimates of mineral reserves and mineral resources attributable to a specific property are based on accepted engineering and evaluation principles. The estimated amount of contained gold and silver in proven and probable mineral reserves does not necessarily represent an estimate of a fair market value of the evaluated properties.

There are numerous uncertainties inherent in estimating quantities of mineral reserves and mineral resources. The estimates in this document are based on various assumptions relating to metal prices and exchange rates during the expected life of production, mineralization of the area to be mined, the projected cost of mining and the results of additional planned development work. Actual future production rates and amounts, revenues, taxes, operating expenses, environmental and regulatory compliance expenditures, development expenditures, and recovery rates may vary substantially from those assumed in the estimates. Any significant change in these assumptions, including changes that result from variances between projected and actual results, could result in a material downward or upward revision of current estimates.

Political, Security, Legal and Economic Risk

The Company has mining and exploration operations in various regions of the world, including the United States, Brazil, Chile, Mauritania, Canada and Finland and such operations are exposed to various levels of political, security, legal, economic, health and safety and other risks and uncertainties. These risks and uncertainties vary from country to country and include, but are not limited to: war; military conflicts terrorism; hostage taking; crime, including organized criminal enterprise; thefts, armed robberies and illegal incursions on property (as may occur at Paracatu and Tasiast from time to time) which could result in serious security and operational issues, including the endangerment of life and property; criminal or regulatory investigations, extreme fluctuations in currency exchange rates; high rates of inflation; labour unrest; the risks of civil unrest; unstable governments or political systems; expropriation and nationalization; renegotiation or nullification of existing concessions, conventions, licenses, permits and contracts (including work permits for non-nationals at Tasiast); illegal mining (including at Tasiast) could result in serious environmental, social, political, security and operational issues, including the endangerment of life and property; adequacy, response and training of local law enforcement; political regime change or instability; changes to policies and regulations impacting the mining sector; restrictions on foreign exchange and repatriation of funds restrictions on the movement of personnel or importation of goods and equipment, global health crises or pandemics; and changing political conditions, currency controls, and governmental regulations that favour or require the awarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction.

Changes in political leadership or other future political and economic conditions in these countries may result in these governments adopting different policies with respect to foreign investment, taxation, development and ownership of mineral resources and the legality of mining generally. Any changes in such policies may result in changes in laws affecting ownership of assets, foreign investment, the ability to operate, mining exploration and development, taxation (including value added and withholding taxes), royalties, currency exchange rates, gold sales, environmental protection, labour relations, price controls, repatriation of income, and return of capital, which may have a material adverse affect on the financial performance of the Company. Such changes may also affect both the ability of Kinross to undertake exploration and development activities in respect of future properties in the manner currently contemplated, as well as its ability to continue to explore, develop, and operate those properties to which it has rights relating to exploration, development, and operation. Future governments in these countries may adopt substantially different policies from those currently in effect, which might extend to, as an example, expropriation or nationalization of assets.

The tax regimes in these countries may be subject to differing interpretations or levels of enforcement and are subject to change from time to time. Kinross' interpretation of taxation law as applied to its transactions and activities may not coincide with that of the tax authorities in a given country. As a result, transactions may be challenged by tax authorities and Kinross' operations may be assessed, which could result in significant additional taxes, penalties and interest. In addition, in certain jurisdictions (such as Brazil and Mauritania) Kinross may be required to pay refundable VAT on certain purchases. There can be no assurance that the Company will be able to collect all, or part, of the amount of VAT refunds which are owed to the Company.

Governmental efforts to increase revenue from taxes and royalties have escalated in recent years. There can be no assurance that current government royalty and mining tax rates will remain static in future periods. The increasing intensity of government efforts to increase revenues may result in future audits, tax reassessment and claims for increased payments of royalties, income tax, withholding taxes or additional forms of revenue. The results of such audits or reassessments may result in claims, fines or penalties that are material to the Company.

Anti-bribery Legislation

The *Foreign Corrupt Practices Act* (United States) and the *Corruption of Foreign Public Officials Act* (Canada), and similar anti-bribery legislation prohibit companies and their intermediaries from making improper payments for the purpose of obtaining or retaining business or other commercial advantage. Company policies mandate strict compliance with applicable anti-bribery legislation. Kinross operates in jurisdictions that have experienced governmental and private sector corruption to some degree. There can be no assurance that Kinross' internal control and compliance policies and procedures will always protect it from reckless or other inappropriate acts committed by the Company's affiliates, employees or agents. Allegations of any violations of anti-bribery legislation may result in costly and time-consuming investigations. Violations of such legislation could result in fines or penalties and have a material adverse effect on Kinross' reputation and social license to operate.

Licenses and Permits

The development projects and operations of Kinross require licenses and permits from various governmental authorities. However, such licenses and permits are subject to challenge and change in various circumstances. Applicable governmental authorities may revoke or refuse to issue, amend or renew necessary permits. The authorities may also require a more rigorous and time-consuming assessment of a requested permit than anticipated in the form of an Environmental Impact Statement. The loss of such permits, the requirements of such permits, third-party challenges to such permits, delays in the permitting process or the inability to obtain such permits may hinder or delay Kinross' ability to operate and could have a material effect on Kinross' financial performance, project timelines and results of operations. There can be no guarantee that Kinross will be able to obtain or maintain or comply with all necessary licenses and permits that may be required to explore and develop its properties, commence construction of or operation of mining facilities, or to maintain continued operations that economically justify the cost. Kinross endeavors to be in compliance with these licenses and permits, and underlying laws and regulations, at all times.

Nature of Mineral Exploration and Mining

The operations of Kinross are subject to the hazards and risks normally incidental to exploration, development and production activities of precious metals mining properties, any of which could result in damage to life or property, or environmental damage, and possible legal liability for such damage. The activities of Kinross may be subject to prolonged disruptions due to weather conditions depending on the location of operations in which it has interests. Hazards and risks, such as unusual or unexpected formations, faults and other geologic structures, rock bursts, pressures, cave-ins, toxic gas releases, hoisting and underground shaft related failures, flooding, pit wall instability or failures, heap leach failures, tailings dam failures, ground and slope failures or other conditions, may be encountered in the drilling, processing and removal of material, and could have an adverse impact on Kinross' operations. While Kinross may obtain insurance against certain risks, potential claims could exceed policy limits or could be excluded from coverage. There are also risks against which Kinross cannot or may elect not to insure, such as where insurance cannot be obtained at a reasonable cost. The potential costs which could be associated with any liabilities not covered by insurance or in excess of insurance coverage or compliance with applicable laws and regulations may cause substantial delays and require significant capital outlays, adversely affecting the future earnings and competitive position of Kinross and, potentially, its financial viability.

Further, few properties that are explored are ultimately developed into producing mines. Major expenditures are required to establish reserves by drilling and to construct mining and processing facilities. Large amounts of capital are frequently required to purchase necessary equipment. Delays due to equipment malfunction or inadequacy may adversely affect Kinross' results of operations. It is impossible to ensure that the current or proposed exploration programs on properties in which Kinross has an interest will result in profitable commercial mining operations.

Mining, processing, development, and exploration activities depend, to one degree or another, on adequate infrastructure. Reliable roads, bridges, power sources, and water supply are important determinants which affect capital and operating costs. Lack of such infrastructure or unusual or infrequent weather phenomena, sabotage, war, terrorism, government, or other interference in the maintenance or provision of such infrastructure could adversely affect Kinross' operations, financial condition, and results of operations.

Available insurance does not cover all the potential risks associated with a mining company's operations. Kinross may also be unable to maintain insurance to cover insurable risks at economically feasible premiums, and insurance coverage may not be available in the future or may not be adequate to cover any resulting loss.

Moreover, insurance against risks such as the validity and ownership of unpatented mining claims and mill sites and environmental pollution or other hazards as a result of exploration and production may not be generally available to Kinross or to other companies in the mining industry on acceptable terms. As a result, Kinross might become subject to liability for environmental damage or other hazards for which it is completely or partially uninsured or for which it elects not to insure because of premium costs or other reasons. Losses from these events may cause Kinross to incur significant costs that could have a material adverse effect upon its financial condition and results of operations. Kinross reviews its insurance coverage at least annually to ensure that, where available, appropriate and cost-effective coverage is obtained.

Economic Viability of Mineral Resources

Mineral resources that are not mineral reserves do not have demonstrated economic viability. Due to the uncertainty of measured, indicated or inferred mineral resources, these mineral resources may never be upgraded to proven and probable mineral reserves. Kinross's mineral reserve and resource estimates have been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of United States' securities laws and other jurisdictions.

MANAGEMENT'S DISCUSSION AND ANALYSIS
For the year ended December 31, 2025

The exploration and development of mineral deposits involves significant financial and other risks over an extended period of time which may not be eliminated even with careful evaluation, experience and knowledge. While discovery of gold-bearing geological structures may result in substantial rewards, few properties explored are ultimately developed into producing mines. Major expenditures are required to establish reserves by drilling and to construct mining and processing facilities at a site. It is impossible to ensure that the current or proposed exploration programs on properties in which Kinross has an interest will result in profitable commercial mining operations.

Whether a mineral deposit will be commercially viable depends on a number of factors, some of which include the particular attributes of the deposit, such as its size and grade, costs and efficiency of the recovery methods that can be employed, proximity to infrastructure, access to water, financing costs and governmental regulations, including regulations relating to prices, taxes, permitting, royalties, infrastructure, land and water use, importing and exporting of gold and environmental protection. The effect of these factors cannot be accurately predicted, but the combination of these factors may result in Kinross not receiving an adequate return on its invested capital.

Environmental Liability and Reclamation Costs

Mining, like many other extractive natural resource industries, is subject to potential risks and liabilities associated with the effects on the environment resulting from mineral exploration and production. The Company may be held responsible for the costs of addressing contamination at, or arising from, current or former activities. Environmental liability may result from activities conducted by others prior to the ownership of a property by Kinross. In addition, Kinross may be liable to third parties for exposure to hazardous materials or substances, or may otherwise be involved in civil litigation related to environmental claims. The costs associated with such responsibilities and liabilities may be substantial. The payment of such liabilities would reduce funds otherwise available and could have a material adverse effect on Kinross. Should Kinross be unable to fully fund the cost of remedying an environmental problem, Kinross might be required to suspend operations or enter into interim compliance measures pending completion of the required remedy, which could have a material adverse effect on the operations and business of Kinross.

In the United States, certain mining wastes from extraction, beneficiation, and processing of ores that would otherwise be considered hazardous waste under the U.S. *Resource Conservation and Recovery Act* ("RCRA") and state law equivalents, are currently exempt from certain U.S. Environmental Protection Agency regulations governing hazardous waste. If mine wastes from the Company's U.S. mining operations are not exempt, and are treated as hazardous waste under the RCRA, material expenditures could be required for waste management and/or the construction of additional waste disposal facilities. In addition, the Company's activities and ownership interests potentially expose the Company to liability under the U.S. *Comprehensive Environmental Response, Compensation, and Liability Act* ("CERCLA") and its state law equivalents. Under CERCLA and its state law equivalents, subject to certain defenses, any present or past owners or operators of a facility or property, and any parties that disposed or arranged for the disposal of hazardous substances at such a facility or property, could be held jointly and severally liable for cleanup costs and may be forced to undertake remedial cleanup actions or to pay for the cleanup efforts in response to unauthorized releases of hazardous substances. Such parties may also be liable to governmental entities for the cost of damages to natural resources, which may be substantial. Additional regulations or requirements may also be imposed upon the Company's operations, tailings, and waste disposal areas as well as upon mine closure under federal and state environmental and land-use laws and regulations, including, without limitation, the U.S. *Clean Water Act* and state law equivalents. Air emissions in the U.S. are subject to the *Clean Air Act* and its state equivalents as well. Additionally, the Company is subject to other federal and state environmental laws, and potential claims existing under common law, relating to the operation and closure of the Company's U.S. mine sites.

Kinross is generally required to submit for government approval a reclamation plan and to pay for the reclamation of its mine sites upon the completion of mining activities. Kinross estimates the net present value of future cash outflows for reclamation and remediation costs under IFRS at $991.8 million as at December 31, 2025 based on information available as of that date. Any significant increases over the current estimates of these costs could have a material adverse effect on Kinross.

The Company is required, or may be required in the future, to provide financial assurances covering reclamation costs, cleanup costs or other actual or potential liabilities arising out of its activities or ownership. These costs and liabilities may be significant and may exceed the provisions the Company has made in respect of these costs and liabilities. In some jurisdictions, bonds, letters of credit or other forms of financial assurance are required, or may be required in the future, as security for these costs and liabilities, such as the financial assurances required in Brazil under their tailings dam legislation. The amount and nature of financial assurance is dependent upon a number of factors, including the Company's financial condition, cost estimates and thresholds set by applicable governments or legislation. Kinross may be required to replace or supplement existing financial assurances, or source new financial assurances with more expensive forms, which might include cash deposits, which would reduce its cash available for operating, investing and financing activities. There can be no guarantee that Kinross will be able to maintain or add to its current level of financial assurance or meet the requirements set by regulatory authorities in the future. These new requirements may include, but are not limited to, financial assurances intended to cover potential environmental cleanup costs or potential liabilities associated with the Company's mine sites,

including its tailings facilities and other infrastructure. To the extent that Kinross is or becomes unable to post and maintain sufficient financial assurance covering these requirements, it could potentially result in closure of one or more of the Company's operations, which could have a material adverse effect on the financial condition of the Company. In such a case Kinross would remain responsible for any reclamation costs, cleanup costs and other liabilities.

Uncertainty in Mauritania

Kinross is subject to political, economic and security risks which, should they materialize, may adversely affect the Company's ability to operate its Tasiast mine in Mauritania. These risks include but are not limited to the following: (1) the potential that the government may attempt to renegotiate current mining conventions, revoke existing stability provisions in those conventions or breach those conventions; (2) political instability; (3) the security situation in the country may deteriorate; (4) a lack of transparency in the operation of the government and development of new laws; (5) the potential for laws and regulations to be changed or inconsistently applied; (6) disputes under the application of the mining convention; (7) potential legal and practical difficulties with enforcement of the mining convention or relating to the definitive agreement entered into by the Company and the Government of Mauritania in 2021; (8) application of tax laws including potential re-assessments of historical tax filings; and (9) the potential for the government to seek increased economic benefits from the Company's operations. These issues include, but are not limited to, the long-term stability in the Company's relationship with the workers' union, the application of a clear, comprehensive, legally certain and enforceable VAT exemption for the mining industry, labour force management and flexible labour practices and the timely issuance of work permits for the non-national workforce. There can be no assurance that disputes will not arise between the parties including disputes with respect to the matters addressed by the definitive agreement, or the Company's mining convention.

Title to Properties, Community Relations and Indigenous Groups

The validity of mining rights, including mining claims which constitute most of Kinross' property holdings, may, in certain cases, be uncertain and subject to being contested. Kinross' mining rights, claims and other land titles, particularly title to undeveloped properties, may be defective and open to being challenged by governmental authorities, local communities and other third parties.

Certain of Kinross' United States mineral rights consist of unpatented mining claims. Unpatented mining claims present unique title risks due to the rules for validity and the opportunities for third-party challenge. These rights may also be impacted by changes in applicable laws and regulations relating to mining claims in the United States.

Certain of Kinross' mining properties are subject to various royalty and land payment agreements. Failure by Kinross to meet its payment obligations under these agreements could result in the loss of related property interests.

Certain of Kinross' properties may be subject to the rights or the asserted rights of various community stakeholders, including Indigenous people. The assertion of such rights may trigger various international and national laws, codes, resolutions, conventions, guidelines, or impose obligations on governments and the Company to respect the rights of Indigenous people. These obligations may, among other things, require the government or the Company to consult, or enter into agreements, with communities near the Company's mines, development projects or exploration activities regarding actions affecting local stakeholders, prior to granting the Company mining rights, permits, approvals or other authorizations.

Consultation and other rights of First Nations or other Indigenous peoples may require accommodation including undertakings regarding employment, revenue sharing, procurement, other financial payments and other matters. This may affect the Company's ability to acquire effective mineral title, permits or licences in these jurisdictions, including in some parts of Canada, in which title or other rights are claimed by First Nations and other Indigenous peoples, and may affect the timetable and costs of development and operation of mineral properties in these jurisdictions.

There is an increasing level of public concern relating to the perceived effect of mining activities on Indigenous communities. The evolving expectations related to human rights, Indigenous rights and environmental protection may result in opposition to the Company's current or future activities. Such opposition may be directed through legal or administrative proceedings, against the government and/or the Company, or expressed in manifestations such as protests, delayed or protracted consultations, blockades or other forms of public expression against the Company's activities or against the government's position. There can be no assurance that these relationships can be successfully managed. Intervention by the aforementioned groups may have a material adverse effect on the Company's reputation, results of operations and financial performance.

MANAGEMENT'S DISCUSSION AND ANALYSIS
For the year ended December 31, 2025

Competition

The mineral exploration and mining business is competitive in all of its phases. In the search for and the acquisition of attractive mineral properties, Kinross competes with numerous other companies and individuals, including competitors with greater financial, technical and other resources than Kinross. The ability of the Company to operate successfully in the future will depend not only on its ability to develop its present properties, but also on its ability to select and acquire suitable new producing properties or prospects for mineral exploration. Kinross may be unable to compete successfully with its competitors in acquiring such properties or prospects on terms it considers acceptable, if at all.

Internal Controls

Kinross has invested resources to document and assess its system of internal control over financial reporting and undertakes continuous evaluation of such internal controls. Internal control over financial reporting are procedures designed to provide reasonable assurance that transactions are properly authorized, assets are safeguarded against unauthorized or improper use, and transactions are properly recorded and reported. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance with respect to the reliability of financial reporting and financial statement preparation.

Kinross is required to satisfy the requirements of Section 404 of the SOX, which requires an annual assessment by management of the effectiveness of Kinross' internal control over financial reporting and an attestation report by Kinross' independent auditors addressing the operating effectiveness of Kinross' internal control over financial reporting.

If Kinross fails to maintain the adequacy of its internal control over financial reporting, as such standards are modified, supplemented, or amended from time to time, Kinross may not be able to ensure that it can conclude on an ongoing basis that it has effective internal control over financial reporting in accordance with Section 404 of the SOX. Kinross' failure to satisfy the requirements of the SOX on an ongoing, timely basis could result in the loss of investor confidence in the reliability of its consolidated financial statements, which in turn could harm Kinross' business and negatively impact the trading price of its common shares. In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm Kinross' operating results or cause it to fail to meet its reporting obligations.

Although Kinross is committed to ensure ongoing compliance, Kinross cannot be certain that it will be successful in complying with Section 404 of the SOX.

Human Resources and Labour Relations

Production at Kinross' mines is dependent upon the efforts of, and maintaining good relationships with, employees of Kinross. Relations between Kinross and its employees may be impacted by changes in labour relations which may be introduced by, among others, employee groups, unions, and the relevant governmental authorities in whose jurisdictions Kinross carries on business. Adverse changes in such legislation or in the relationship between Kinross and its employees may have a material adverse effect on Kinross' business, results of operations, and financial condition.

In order to operate successfully, Kinross must find and retain qualified employees. Kinross and other companies in the mining industry compete for personnel and Kinross is not always able to fill positions in a timely manner. One factor that has contributed to an increased turnover rate is the aging workforce and it is expected that this factor will further increase the turnover rate in upcoming years. If Kinross is unable to attract and retain qualified personnel or fails to establish adequate succession planning strategies, Kinross' operations could be adversely affected.

In the event that the services of a number of Kinross' executive officers are no longer available, Kinross and its business could be adversely affected. Kinross does not carry key-person life insurance with respect to its executives.

Disclosures about Market Risks

To determine its market risk sensitivities, Kinross uses an internally generated financial forecast model that is sensitized to, among other things, various gold prices, currency exchange rates, interest rates and energy prices. The variable with the greatest impact is the gold price, and Kinross prepares a base case scenario and then sensitizes it by a 10% increase and decrease in our forecasted gold price. For 2026, sensitivity to a 10% change in our forecasted gold price is estimated to have an approximate $860 million impact on pre-tax earnings. Kinross' financial forecast covers the projected life of its mines. In each year, gold is produced according to the mine plan. Additionally, for 2026, sensitivity to a 10% change in our forecasted silver price is estimated to have an approximate $15 million impact on pre-tax earnings. Costs are estimated based on current production costs plus the impact of any major changes to the operation during its life.

Credit Ratings and Debt Markets

The mining, processing, development, and exploration of Kinross' properties, as well as the acquisition of new mining and development properties, may require substantial additional financing. Failure to obtain sufficient financing may result in the delay or indefinite postponement of exploration, development or production on any or all of Kinross' properties, or even a loss of property interest. Additional capital or other types of financing may not be available if needed or, if available, the terms of such financing may be unfavourable to Kinross.

The Company's ability to access investment grade debt markets and the related cost of debt financing is dependent upon maintaining investment grade credit ratings. The Company has investment grade credit ratings from S&P, Moody's, and Fitch Ratings Ltd. There is no assurance that these credit ratings will remain in effect for any given period of time or that such ratings will not be revised or withdrawn entirely by the rating agencies. Real or anticipated changes in credit ratings can affect the price of the Company's existing debt as well as the Company's ability to access the capital markets and the cost of such debt financing.

If the Company is unable to maintain its indebtedness and financial ratios at levels acceptable to the rating agencies, or should the Company's business prospects deteriorate, the credit ratings currently assigned to the Company by the rating agencies could be downgraded, which could adversely affect the value of the Company's outstanding securities and existing debt, its ability to obtain new financing on favourable terms, and increase the Company's borrowing costs.

Indebtedness and an Inability to Satisfy Repayment Obligations

Although Kinross has been successful in repaying debt historically, there can be no assurance that it can continue to do so. Kinross' level of indebtedness could have important and potentially adverse consequences for its operations and the value of its common shares including: (a) limiting Kinross' ability to borrow additional amounts for working capital, capital expenditures, debt service requirements, execution of Kinross' growth strategy or other purposes; (b) limiting Kinross' ability to use operating cash flow in other areas because of its obligations to service debt; (c) increasing Kinross' vulnerability to general adverse economic and industry conditions, including increases in interest rates and reductions in the market price of gold and/or silver; (d) limiting Kinross' ability to capitalize on business opportunities and to react to competitive pressures and adverse changes in government regulation; and (e) limiting Kinross' ability or increasing the costs to refinance indebtedness.

Kinross expects to obtain the funds to pay its expenditures and to pay principal and interest on its debt by utilizing cash flow from operations. Kinross' ability to meet these payment obligations will depend on its future financial performance, which will be affected by financial, business, economic, legal and other factors. Kinross will not be able to control many of these factors, such as economic conditions in the markets in which it operates. Kinross cannot be certain that its future cash flows from operations will be sufficient to allow it to pay principal and interest on Kinross' debt and meet its other obligations. If cash flows from operations are insufficient or if there is a contravention of its debt covenant(s), Kinross may be required to refinance all or part of its existing debt, sell assets, borrow more money or issue additional equity. There can be no assurance that Kinross will be able to refinance all or part of its existing debt on terms that are commercially reasonable.

Foreign Currency Exchange Risk

Currency fluctuations may affect the revenues which the Company will realize from its operations since gold and silver are sold in U.S. dollars. Kinross' costs are incurred principally in Canadian dollars, U.S. dollars, Chilean pesos, Brazilian reais and Mauritanian ouguiyas. The appreciation of non-U.S. dollar currencies against the U.S. dollar increases the cost of production and capital expenditures in U.S. dollar terms. Kinross' costs are positively affected when the U.S. dollar strengthens against these foreign currencies and are adversely affected when the U.S. dollar weakens against these foreign currencies. Where possible, Kinross' cash and cash equivalents balances are primarily held in U.S. dollars. From time to time, Kinross transacts currency hedging to reduce the risk associated with currency fluctuations. While the Chilean peso and Brazilian real are currently convertible into Canadian and U.S. dollars, they may not always be convertible in the future. The Mauritanian ouguiya is convertible into Canadian and U.S. dollars, but conversion may be subject to regulatory and/or central bank approval.

The sensitivity of the Company's pre-tax earnings to changes in foreign currencies relative to the U.S. dollar is disclosed in Section 3 – Outlook of this MD&A and Note 10 of the Company's financial statements for the year ended December 31, 2025.

Acquisition and Disposition Strategy Risks and Potential for Incurring Unexpected Costs or Liabilities as a Result of Acquisitions

As part of Kinross' business strategy, it has sought, and may continue to seek, to acquire new mining and development opportunities in the mining industry, along with assets to support its business operations or dispose of assets it currently owns. Any acquisition or disposition that Kinross may choose to complete which may be of a significant size, may change the scale of Kinross' business and operations, and may expose Kinross to new geographical, political, operational, financial and geological risks. Kinross' acquisition success depends on its ability to identify appropriate acquisition candidates, negotiate acceptable arrangements, including arrangements to finance acquisitions, and to integrate the acquired businesses and their personnel. Kinross may be unable to complete any acquisition, disposition or other business arrangement that it pursues on favourable terms. Any acquisitions, dispositions or other business arrangements completed may not ultimately benefit Kinross' business and could impair its results of operations, profitability and financial results. Acquisitions, dispositions and other business arrangements are accompanied by risks including, without limitation: a significant change in commodity prices after Kinross has committed to complete the transaction and established the purchase price or exchange ratio; an acquired material ore body may prove to be below expectations; Kinross may have difficulty integrating and assimilating the operations, technologies and personnel of any acquired companies, realizing anticipated synergies and maximizing the financial and strategic position of the combined enterprise, and maintaining uniform standards, policies and controls across the organization to support the expansion of Kinross' operations resulting from these acquisitions; the integration of the acquired business or assets or sales process may divert management's attention and disrupt Kinross' ongoing business and its relationships with employees, customers, suppliers and contractors; the acquired business or assets may have unknown liabilities which may be significant; a purchaser may be unable to pay all or part of any purchase price due after closing; and Kinross may become subject to litigation, which could result in substantial costs and damages and divert management's attention and resources. Additionally, although the Company conducts due diligence in connection with acquisitions, risks remain regarding any undisclosed or unknown liabilities associated with any such acquisitions, and the Company may discover that it has acquired substantial undisclosed liabilities. The Company may have little recourse against the seller or purchaser if any of the representations or warranties provided in connection with an acquisition or disposition proves to be inaccurate or if the purchaser is unable to pay all or part of the purchase price due after closing. Should these or other risks develop, Kinross may suffer significant financial losses or be required to write-down the value of the assets acquired (see Risk Analysis related to impairment, below).

In addition, in the event that Kinross chooses to raise debt capital to finance any such acquisition, Kinross' leverage will be increased. If Kinross chooses to use equity as consideration for such acquisition, existing shareholders may suffer dilution. Alternatively, Kinross may choose to finance any such acquisition with its existing resources.

There can be no assurance that Kinross would be successful in overcoming these risks or any other problems encountered in connection with such acquisitions or dispositions.

Counterparty and Liquidity Risk

Credit risk relates to cash and cash equivalents, accounts receivable, and derivative contracts and arises from the possibility that a counterparty to an instrument fails to perform. Counterparty risk is the risk that a third party might fail to fulfill its performance obligations under the terms of a financial instrument. The Company is subject to counterparty risk and may be affected in the event that a counterparty becomes insolvent. To manage both counterparty and credit risk, the Company proactively manages its exposure to individual counterparties. For cash and cash equivalents, trade receivables and derivative contracts, the Company only transacts with highly-rated counterparties. For other receivables, a limit on contingent exposure has been established for each counterparty based on the counterparty's credit rating, and the Company monitors the financial condition of each counterparty.

Liquidity risk is the risk that the Company may not have sufficient cash resources available to meet its payment obligations. To manage liquidity risk, the Company maintains cash positions and has financing in place that the Company expects will be sufficient to meet its operating and capital expenditure requirements. Potential sources for liquidity could include, but are not limited to: the Company's current cash position, existing credit facilities, future operating cash flow, and potential private and public financing. Additionally, the Company reviews its short-term operational forecasts regularly and long-term budgets to determine its cash requirements.

Global Financial Condition

The volatility and challenges that global economies continue to experience affect the profitability and liquidity of businesses in many industries, which in turn has resulted in the following conditions that may have an effect on the profitability and cash flows of the Company:

- Volatility in commodity prices, foreign exchange rates and interest rates;
- Tightening of credit markets;
- Counterparty risk; and
- Volatility in the prices of publicly traded entities.

The volatility in commodity prices, foreign exchange rates and interest rates directly impact the Company's revenues, earnings and cash flows, as noted above in the sections titled "Gold Price and Silver Price" and "Foreign Currency Exchange Risk".

Although tighter credit markets could restrict the ability of certain companies to access capital, to date this has not affected the Company's liquidity.

As at December 31, 2025, the Company had $1,742.1 million available under its credit facility arrangements. However, tightening of credit markets may affect the ability of the Company to obtain equity or debt financing in the future on terms favourable to the Company.

The Company has not experienced any difficulties to date relating to the counterparties it transacts with. The counterparties continue to be highly rated, and as noted above, the Company has employed measures to reduce the impact of counterparty risk.

Continued volatility in equity markets may affect the value of publicly listed companies in Kinross' equity portfolio.

Litigation Risk

Legal proceedings may be brought against Kinross, for example, litigation based on its business activities, environmental laws, tax matters, volatility in its stock price or failure to comply with its disclosure obligations, which could have a material adverse effect on Kinross' financial condition or prospects. Regulatory and government agencies may bring legal proceedings in connection with the enforcement of applicable laws and regulations, and as a result Kinross may be subject to expenses of investigations and defense, fines or penalties for violations if proven, and potentially costs and expenses to remediate, increased operating costs or changes to operations, and cessation of operations if ordered to do so or required in order to resolve such proceedings. The Company may become party to disputes governed by the rules of international arbitration. Kinross may also be the subject of legal claims in Canada in respect of its activities in a foreign jurisdiction.

In the event of a dispute arising at Kinross' foreign operations, Kinross may be subject to the exclusive jurisdiction of foreign courts or may not be successful in subjecting foreign persons to the jurisdiction of courts in Canada. Kinross' inability to enforce its rights or being found in contravention of any applicable laws and regulations could have an adverse effect on its future cash flows, earnings, results of operations and financial condition.

Market Price Risk

Kinross' common shares are listed on the Toronto Stock Exchange ("TSX") and the New York Stock Exchange ("NYSE"). The price of Kinross' common shares is likely to be significantly affected by changes in the gold price or in its financial condition or results of operations as reflected in its quarterly earnings reports or forward-looking information included in the Company's outlook. Other factors unrelated to the performance of Kinross that may have an effect on the price of the Kinross common shares include the following: a material reduction in analytical coverage of Kinross by investment banks with research capabilities; increased political risk or actions by governments in countries where the Company operates; a drop in trading volume and general market interest in the securities of Kinross may adversely affect an investor's ability to liquidate an investment and consequently an investor's interest in acquiring a significant stake in Kinross; a failure of Kinross to meet the reporting and other obligations under Canadian and U.S. securities laws or imposed by the exchanges could result in a delisting of the Kinross common shares; and a substantial decline in the price of the Kinross common shares that persists for a significant period of time could cause the Kinross common shares to be delisted from the TSX or NYSE further reducing market liquidity.

As a result of any of these factors, the market price of Kinross' common shares at any given point in time may not accurately reflect Kinross' long-term value. Securities class action litigation has been commenced against companies, including Kinross, following periods of volatility or significant decline in the market price of their securities. Securities litigation could result in substantial costs and damages and divert management's attention and resources. Any decision resulting from any such litigation that is adverse to the Company could have a negative impact on the Company's financial position.

Impairment

The carrying value of property, plant and equipment is reviewed at each reporting period end to determine whether there is any indication of impairment or reversal of impairment. If any such indication exists, then the cash generating unit ("CGU") or asset's recoverable amount is estimated. If the carrying amount of the CGU or asset exceeds its recoverable amount, an impairment is considered to exist and an impairment loss is recognized to reduce the CGU or asset's carrying value to its recoverable amount. Where an impairment reversal test has been triggered, a reversal is recognized if the recoverable amount exceeds the carrying amount of the CGU or asset, up to the value of the previously recognized impairment loss. The recoverable amounts, or fair values, of the Company's CGUs or assets are based, in part, on certain factors that may be partially or totally outside of Kinross' control. Kinross' fair value estimates are based on numerous assumptions, some of which may be subjective, and it is possible that actual fair value could be significantly different than those estimates.

Refining Capacity

The Company engages third-party refineries to refine doré into good delivery gold and silver bars, which are in turn sold into open markets. The refineries are located in Canada, Switzerland and the United States. The loss of any one refiner could have a material adverse effect on the Company if alternative refineries are unavailable. There can be no guarantee that alternative refineries would be available if the need for them were to arise or that it would not experience delays or disruptions in sales that would materially and adversely affect results of operations. In addition, the Company has doré inventory at refineries and could incur a loss arising from the refineries' failure to fulfill their contractual obligations. The Company has legally binding agreements in place for such refining services and also purchases bullion insurance, but there is a risk that a refinery will not satisfy its delivery obligations. In such a case, the Company may pursue all remedies available, as appropriate, to enforce any outstanding delivery obligations. If such delivery obligations are not fulfilled by the refinery, remedied by a court in a specific performance or damages judgment or insurance proceeds are not received, the Company will incur a one-time non-cash charge related to the carrying value of the inventory.

Cybersecurity and Data Privacy Risks

The Company relies heavily on its information technology systems including, without limitation, its networks, equipment, hardware, software, telecommunications, and other information technology (collectively, "IT systems"), and the IT systems of its vendors and third-party service providers, to operate its business as a whole including mining operations and development projects. IT systems are subject to an increasing threat of continually evolving cybersecurity risks including, without limitation, computer viruses, security breaches, cyberattacks, as well as such risks originating from the use of artificial intelligence by the Company, its vendors and third-party service providers. In addition, the Company is subject to the risk of unauthorized access to its IT systems or its information through fraud or other means. Kinross' operations also depend on the timely maintenance, upgrade and replacement of its IT systems, as well as pre-emptive expenses to mitigate cybersecurity risks and other IT systems disruptions.

Although Kinross has not experienced any material losses to date relating to cybersecurity, or other IT systems disruptions, there can be no assurance that Kinross will not incur such losses in the future. Despite the Company's mitigation efforts including following an IT security risk management framework, the risk and exposure to these threats cannot be fully mitigated because of, among other things, the evolving nature of cybersecurity threats. As a result, cybersecurity and the continued development and enhancement of controls, processes and practices designed to protect IT systems from cybersecurity threats remain a priority. As these threats continue to evolve, the Company, its vendors and third-party service providers, including IT service providers, may be required to expend additional resources to continue to modify or enhance protective measures or to investigate and remediate any cybersecurity vulnerabilities. While Kinross carries cyber insurance, such insurance does not cover all the potential risks associated with such threats.

Any cybersecurity incidents or other IT systems disruption could result in production downtimes, operational delays, destruction or corruption of data, security breaches, financial losses from remedial actions, the theft or other compromising of confidential or otherwise protected information, fines and lawsuits, or damage to the Company's reputation. Any such occurrence could have an adverse impact on Kinross' financial condition and results of operations.

The Company is subject to privacy and data security regulations in several of the jurisdictions that it operates in, such as Canada, Brazil, the United States and the European Union ("EU"). The Company could incur substantial costs in complying with these various regulations as a result of having to make changes to prior business practices in a manner adverse to our business. Such developments

may also require the Company to make system changes and develop new processes, further affecting our compliance costs. In addition, violations of privacy-related regulations can result in significant lawsuits, penalties and reputational harm, which in turn could adversely impact the Company's business and results of operations.

Climate Risks

Climate related regulatory expectations continue to evolve across global jurisdictions, with many authorities advancing requirements related to emissions measurement, climate risk disclosure, transition planning, and assessment of physical climate impacts. Although the timing and scope of these developments vary, the overall direction indicates increased expectations for transparency, data quality, and the integration of climate considerations into corporate governance and operational planning. The Company must remain prepared for potential increases in reporting obligations, changes to emissions management requirements, and the introduction of new standards for evaluating climate related risks and opportunities. Ensuring that internal systems, controls, and processes are capable of meeting heightened expectations is essential to maintaining compliance and supporting operational continuity.

Climate change may also introduce physical risks to Kinross' operations, including changes in temperature, precipitation, and water availability that could affect production planning, infrastructure integrity, and site level resilience. Proactively assessing and managing these risks helps the company mitigate potential impacts on operational performance and cost structures.

Operations at Paracatu are dependent on rainfall and river water capture as the primary source of process water, which is then complemented by groundwater from boreholes. During the rainy season, the mine channels surface runoff water to temporary storage ponds from where it is pumped to the process plants. Similarly, surface runoff and rainwater and water captured from the river is stored in the tailings impoundment, which constitutes the main water reservoir for the process plants. The objective is to capture and store as much water as possible during the rainy season to ensure adequate water supply during the dry season.

Accordingly, prolonged periods without adequate rainfall may adversely impact the Company's operations. As a result, production may fall below historic or forecast levels and Kinross may incur significant costs or experience significant delays that could have a material effect on Kinross' financial performance, liquidity and results of operations.

Excessive rainfall, snowfall, flooding or extreme weather events caused by increased variation in weather patterns, may also adversely affect operations. Excess rainfall can result in operational difficulties including geotechnical instability, increased dewatering demands, and additional water management requirements. Extended periods of above average rainfall at a site may result in increased costs or production disruptions that could have a material effect on Kinross' financial performance, liquidity and results of operations. Extreme heat, extreme cold, and other events such as wildfires and related smoke may have similar effects on the company's performance.

We can provide no assurance that efforts to mitigate the risks of climate changes will be effective and that the physical risks of climate change will not have an adverse effect on the Company's operations and profitability.

Outbreak of Infectious Disease or Pandemic

An outbreak of infectious disease, pandemic or a similar public health threat, such as the COVID-19 pandemic, and the response thereto, could adversely impact the Company, both operationally and financially. The extent to which COVID-19 and any other pandemic or public health crisis impacts our business, affairs, operations, financial condition, liquidity, availability of credit and results of operations will depend on future developments that are highly uncertain and cannot be accurately predicted.

Illegal Mining

Illegal mining activities occur near, and occasionally on some of the Company's properties in Africa and Brazil. Illegal mining is associated with a number of negative impacts, including environmental degradation, human rights abuse, child labour and funding of conflict. In addition, substantial illegal mining activities on the Company's properties or properties that the Company may seek to acquire in the future may deplete mineral reserves or mineral resources and the economic benefits of those properties. It is difficult for the Company to control illegal mining activities on and around its properties. Experience with illegal mining globally has shown that government support and enforcement is essential to manage illegal mining activities. Accordingly, Kinross relies on government authorities to manage and control illegal mining near its operations.

11. SUPPLEMENTAL INFORMATION

Reconciliation of Non-GAAP Financial Measures and Ratios

The Company has included certain non-GAAP financial measures and ratios in this document. These financial measures and ratios are not defined under IFRS and should not be considered in isolation. The Company believes that these financial measures and ratios, together with financial measures and ratios determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. The inclusion of these financial measures and ratios is meant to provide additional information and should not be used as a substitute for performance measures prepared in accordance with IFRS. These financial measures and ratios are not necessarily standard and therefore may not be comparable to other issuers.

Adjusted Net Earnings and Adjusted Net Earnings per Share

Adjusted net earnings and adjusted net earnings per share are non-GAAP financial measures and ratios which determine the performance of the Company, excluding certain impacts which the Company believes are not reflective of the Company's underlying performance for the reporting period, such as the impact of foreign exchange gains and losses, reassessment of prior year taxes and/or taxes otherwise not related to the current period, impairment charges (reversals), gains and losses and other one-time costs related to acquisitions, dispositions and other transactions, and non-hedge derivative gains and losses. Although some of the items are recurring, the Company believes that they are not reflective of the underlying operating performance of its current business and are not necessarily indicative of future operating results. Management believes that these measures and ratios, which are used internally to assess performance and in planning and forecasting future operating results, provide investors with the ability to better evaluate underlying performance, particularly since the excluded items are typically not included in public guidance. However, adjusted net earnings and adjusted net earnings per share measures and ratios are not necessarily indicative of net earnings and earnings per share measures and ratios as determined under IFRS.

The following table provides a reconciliation of net earnings to adjusted net earnings for the periods presented:

(in millions, except per share amounts)	Years ended December 31,		
	2025	2024	2023
Net earnings attributable to common shareholders - as reported	$ **2,390.1**	$ 948.8	$ 416.3
Adjusting items:			
Foreign exchange losses (gains)	**21.5**	(27.3)	1.9
Foreign exchange (gains) losses on translation of tax basis and foreign exchange on deferred income taxes within income tax expense	**(36.4)**	86.4	29.3
Taxes in respect of prior periods	**(22.8)**	(60.7)	13.9
Impairment (reversal) charge	**(116.1)**	(74.1)	38.9
Loss on sale of assets	**16.5**	6.0	14.8
Gain on sale of Asante holdings[a]	**(53.0)**	-	-
Tasiast mill fire related costs	**13.0**	-	-
Insurance recoveries	**-**	(22.9)	(1.2)
Collective labour agreements	**55.6**	-	-
Settlement provisions	**-**	2.6	30.0
Reclamation (recovery) expense	**(56.1)**	6.9	(19.2)
Other adjustments related to prior years	**-**	(27.8)	-
Other[b]	**7.0**	(4.9)	19.3
Tax effects of the above adjustments	**24.6**	5.3	(4.2)
	(146.2)	(110.5)	123.5
Adjusted net earnings	$ **2,243.9**	$ 838.3	$ 539.8
Weighted average number of common shares outstanding - Basic	**1,219.5**	1,228.9	1,227.0
Adjusted net earnings per share	$ **1.84**	$ 0.68	$ 0.44
Basic earnings per share attributable to common shareholders - as reported	$ **1.96**	$ 0.77	$ 0.34

(a) The gain on sale of Asante holdings includes interest income of $21.8 million related to prior periods.
(b) Other includes various impacts, such as one-time costs and credits at sites, restructuring costs, and gains and losses on hedges, which the Company believes are not reflective of the Company's underlying performance for the reporting period.

Attributable Free Cash Flow

Attributable free cash flow is a non-GAAP financial measure and is defined as net cash flow provided from operating activities less attributable capital expenditures and non-controlling interest included in net cash flows provided from operating activities. The Company believes that this measure, which is used internally to evaluate the Company's underlying cash generation performance and the ability to repay creditors and return cash to shareholders, provides investors with the ability to better evaluate the Company's underlying performance. However, this measure is not necessarily indicative of operating earnings or net cash flow provided from operating activities as determined under IFRS.

The following table provides a reconciliation of attributable free cash flow for the periods presented:

	Years ended December 31,		
(in millions)	**2025**	2024	2023
Net cash flow provided from operating activities - as reported	$ **3,760.5**	$ 2,446.4	$ 1,605.3
Adjusting items:			
Attributable[a] capital expenditures	**(1,175.2)**	(1,050.9)	(1,055.0)
Non-controlling interest[b] cash flow (from) used in operating activities	**(111.8)**	(55.3)	9.4
Attributable[a] free cash flow	$ **2,473.5**	$ 1,340.2	$ 559.7

See page 51 of this MD&A for details of the footnotes referenced within the table above.

Attributable Adjusted Operating Cash Flow

Attributable adjusted operating cash flow is a non-GAAP financial measure and is defined as net cash flow provided from operating activities excluding changes in working capital, certain impacts which the Company believes are not reflective of the Company's regular operating cash flow, and net cash flows provided from operating activities, net of working capital changes, relating to non-controlling interests. Working capital is excluded given that numerous factors can result in it being volatile. The Company uses attributable adjusted operating cash flow internally as a measure of the underlying operating cash flow performance and future operating cash flow-generating capability of the Company. However, the attributable adjusted operating cash flow measure is not necessarily indicative of net cash flow provided from operating activities as determined under IFRS.

The following table provides a reconciliation of attributable adjusted operating cash flow for the periods presented:

	Years ended December 31,		
(in millions)	**2025**	2024[m]	2023[m]
Net cash flow provided from operating activities - as reported	$ **3,760.5**	$ 2,446.4	$ 1,605.3
Adjusting items:			
Insurance proceeds received in respect of prior years	**-**	(22.9)	-
Working capital changes:			
Accounts receivable and other assets	**(9.5)**	(27.5)	(82.4)
Inventories	**83.9**	(14.3)	91.4
Accounts payable and accrued liabilities	**(114.1)**	(26.0)	33.3
	3,720.8	2,355.7	1,647.6
Non-controlling interest[b] cash flow (from) used in operating activities, net of working capital changes	**(115.6)**	(61.8)	6.8
Attributable[a] adjusted operating cash flow	$ **3,605.2**	$ 2,293.9	$ 1,654.4

See page 51 of this MD&A for details of the footnotes referenced within the table above.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Attributable Average Realized Gold Price per Ounce

Attributable average realized gold price per ounce is a non-GAAP ratio which calculates the average price realized from gold sales attributable to the Company. The Company believes that this measure provides a more accurate measure with which to compare the Company's gold sales performance to market gold prices. The following table provides a reconciliation of attributable average realized gold price per ounce for the periods presented:

	Years ended December 31,		
(in millions, except ounces and average realized gold price per ounce)	**2025**	2024	2023
Metal sales - as reported	$ **7,051.1**	$ 5,148.8	$ 4,239.7
Less: silver revenue[c]	**(114.2)**	(121.9)	(204.3)
Less: non-controlling interest[b] gold revenue	**(191.4)**	(103.0)	-
Attributable[a] gold revenue	$ **6,745.5**	$ 4,923.9	$ 4,035.4
Gold ounces sold	**2,026,570**	2,100,621	2,074,989
Less: non-controlling interest[b] gold ounces sold	**(57,829)**	(41,325)	-
Attributable[a] gold ounces sold	**1,968,741**	2,059,296	2,074,989
Attributable[a] average realized gold price per ounce	$ **3,426**	$ 2,391	$ 1,945
Average realized gold price per ounce[d]	$ **3,423**	$ 2,393	$ 1,945

See page 51 of this MD&A for details of the footnotes referenced within the table above.

Attributable Production Cost of Sales per Equivalent Ounce Sold

Production cost of sales per equivalent ounce sold is defined as production cost of sales, as reported on the consolidated statement of operations, divided by the total number of gold equivalent ounces sold. This measure converts the Company's non-gold production into gold equivalent ounces and credits it to total production.

Attributable production cost of sales per equivalent ounce sold is a non-GAAP ratio and is defined as attributable production cost of sales divided by the attributable number of gold equivalent ounces sold. This measure converts the Company's attributable non-gold production into gold equivalent ounces and credits it to total attributable production. Management uses this measure to monitor and evaluate the performance of its operating properties that are attributable to its shareholders.

The following table provides a reconciliation of production cost of sales and attributable production cost of sales per equivalent ounce sold for the periods presented:

	Years ended December 31,		
(in millions, except ounces and production cost of sales per ounce)	**2025**	2024	2023
Production cost of sales - as reported	$ **2,346.4**	$ 2,197.1	$ 2,054.4
Less: non-controlling interest[b] production cost of sales	**(76.7)**	(40.8)	-
Attributable[a] production cost of sales	$ **2,269.7**	$ 2,156.3	$ 2,054.4
Gold equivalent ounces sold	**2,059,017**	2,153,212	2,179,936
Less: non-controlling interest[b] gold equivalent ounces sold	**(58,482)**	(41,524)	-
Attributable[a] gold equivalent ounces sold	**2,000,535**	2,111,688	2,179,936
Attributable[a] production cost of sales per equivalent ounce sold	$ **1,135**	$ 1,021	$ 942
Production cost of sales per equivalent ounce sold[e]	$ **1,140**	$ 1,020	$ 942

See page 51 of this MD&A for details of the footnotes referenced within the table above.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the year ended December 31, 2025

Attributable Production Cost of Sales per Ounce Sold on a By-Product Basis

Attributable production cost of sales per ounce sold on a by-product basis is a non-GAAP ratio which calculates the impact of the Company's non-gold production as a credit against its per ounce production costs, rather than converting its non-gold production into gold equivalent ounces and crediting it to total production, as is the case in co-product accounting. Management believes that this ratio provides investors with the ability to better evaluate Kinross' production cost of sales per ounce on a comparable basis with other major gold producers who routinely calculate their cost of sales per ounce using by-product accounting rather than co-product accounting.

The following table provides a reconciliation of attributable production cost of sales per ounce sold on a by-product basis for the periods presented:

	Years ended December 31,		
(in millions, except ounces and production cost of sales per ounce)	**2025**	2024	2023
Production cost of sales - as reported	$ 2,346.4	$ 2,197.1	$ 2,054.4
Less: non-controlling interest[b] production cost of sales	(76.7)	(40.8)	-
Less: attributable[a] impact of silver by-product[n]	(111.9)	(121.4)	(204.3)
Attributable[a] production cost of sales on a by-product basis	$ 2,157.8	$ 2,034.9	$ 1,850.1
Gold ounces sold	2,026,570	2,100,621	2,074,989
Less: non-controlling interest[b] gold ounces sold	(57,829)	(41,325)	-
Attributable[a] gold ounces sold	1,968,741	2,059,296	2,074,989
Attributable[a] production cost of sales per ounce sold on a by-product basis	$ 1,096	$ 988	$ 892
Production cost of sales per equivalent ounce sold[e]	$ 1,140	$ 1,020	$ 942

See page 51 of this MD&A for details of the footnotes referenced within the table above.

KINROSS GOLD CORPORATION
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the year ended December 31, 2025

Attributable All-In Sustaining Cost and All-In Cost per Ounce Sold on a By-Product Basis

Attributable all-in sustaining cost and all-in cost per ounce sold on a by-product basis are non-GAAP financial measures and ratios, as applicable, calculated based on guidance published by the World Gold Council ("WGC"). The WGC is a market development organization for the gold industry and is an association whose membership comprises leading gold mining companies including Kinross. Although the WGC is not a mining industry regulatory organization, it worked closely with its member companies to develop these metrics. Adoption of the all-in sustaining cost and all-in cost metrics is voluntary and not necessarily standard, and therefore, these measures and ratios presented by the Company may not be comparable to similar measures and ratios presented by other issuers. The Company believes that the all-in sustaining cost and all-in cost measures complement existing measures and ratios reported by Kinross.

All-in sustaining cost includes both operating and capital costs required to sustain gold production on an ongoing basis. The impact of silver sold is deducted from total production cost of sales as it is considered residual production, i.e. a by-product. Sustaining operating costs represent expenditures incurred at current operations that are considered necessary to maintain current production. Sustaining capital represents capital expenditures at existing operations comprising mine development costs, including capitalized development, and ongoing replacement of mine equipment and other capital facilities, and does not include capital expenditures for major growth projects or enhancement capital for significant infrastructure improvements at existing operations. All-in cost is comprised of all-in sustaining cost as well as operating expenditures incurred at locations with no current operation, or costs related to other non-sustaining activities, and capital expenditures for major growth projects or enhancement capital for significant infrastructure improvements at existing operations.

Attributable all-in sustaining cost and all-in cost per ounce sold on a by-product basis are calculated by adjusting production cost of sales, as reported on the consolidated statements of operations, as follows:

	Years ended December 31,		
(in millions, except ounces and costs per ounce)	**2025**	2024	2023
Production cost of sales - as reported	**$ 2,346.4**	$ 2,197.1	$ 2,054.4
Less: non-controlling interest[(b)] production cost of sales	**(76.7)**	(40.8)	-
Less: attributable[(a)] impact of silver by-product[(n)]	**(111.9)**	(121.4)	(204.3)
Attributable[(a)] production cost of sales on a by-product basis	**$ 2,157.8**	$ 2,034.9	$ 1,850.1
Adjusting items on an attributable[(a)] basis:			
General and administrative[(f)]	**134.4**	122.2	106.9
Other operating (income) expense - sustaining[(g)]	**(0.2)**	4.0	23.0
Reclamation and remediation - sustaining[(h)]	**87.1**	71.4	63.1
Exploration and business development - sustaining[(i)]	**56.8**	42.5	38.3
Additions to property, plant and equipment - sustaining[(j)]	**587.8**	523.5	554.3
Lease payments - sustaining[(k)]	**6.3**	11.8	29.5
All-in Sustaining Cost on a by-product basis - attributable[(a)]	**$ 3,030.0**	$ 2,810.3	$ 2,665.2
Adjusting items on an attributable[(a)] basis:			
Other operating expense - non-sustaining[(g)]	**95.0**	53.1	38.5
Reclamation and remediation - non-sustaining[(h)]	**9.2**	6.8	7.7
Exploration and business development - non-sustaining[(i)]	**144.6**	153.4	145.9
Additions to property, plant and equipment - non-sustaining[(j)]	**587.4**	527.4	500.7
Lease payments - non-sustaining[(k)]	**0.9**	0.3	0.7
All-in Cost on a by-product basis - attributable[(a)]	**$ 3,867.1**	$ 3,551.3	$ 3,358.7
Gold ounces sold	**2,026,570**	2,100,621	2,074,989
Less: non-controlling interest[(b)] gold ounces sold	**(57,829)**	(41,325)	-
Attributable[(a)] gold ounces sold	**1,968,741**	2,059,296	2,074,989
Attributable[(a)] all-in sustaining cost per ounce sold on a by-product basis	**$ 1,539**	$ 1,365	$ 1,284
Attributable[(a)] all-in cost per ounce sold on a by-product basis	**$ 1,964**	$ 1,725	$ 1,619
Production cost of sales per equivalent ounce sold[(e)]	**$ 1,140**	$ 1,020	$ 942

See page 51 of this MD&A for details of the footnotes referenced within the table above.

Attributable All-In Sustaining Cost and All-In Cost per Equivalent Ounce Sold

The Company also assesses its attributable all-in sustaining cost and all-in cost on a gold equivalent ounce basis. Under these non-GAAP financial measures and ratios, the Company's production of silver is converted into gold equivalent ounces and credited to total production.

Attributable all-in sustaining cost and all-in cost per equivalent ounce sold are calculated by adjusting production cost of sales, as reported on the consolidated statements of operations, as follows:

	Years ended December 31,		
(in millions, except ounces and costs per equivalent ounce)	**2025**	2024	2023
Production cost of sales - as reported	$ **2,346.4**	$ 2,197.1	$ 2,054.4
Less: non-controlling interest[b] production cost of sales	**(76.7)**	(40.8)	-
Attributable[a] production cost of sales	$ **2,269.7**	$ 2,156.3	$ 2,054.4
Adjusting items on an attributable[a] basis:			
General and administrative[f]	**134.4**	122.2	106.9
Other operating (income) expense - sustaining[g]	**(0.2)**	4.0	23.0
Reclamation and remediation - sustaining[h]	**87.1**	71.4	63.1
Exploration and business development - sustaining[i]	**56.8**	42.5	38.3
Additions to property, plant and equipment - sustaining[j]	**587.8**	523.5	554.3
Lease payments - sustaining[k]	**6.3**	11.8	29.5
All-in Sustaining Cost - attributable[a]	$ **3,141.9**	$ 2,931.7	$ 2,869.5
Adjusting items on an attributable[a] basis:			
Other operating expense - non-sustaining[g]	**95.0**	53.1	38.5
Reclamation and remediation - non-sustaining[h]	**9.2**	6.8	7.7
Exploration and business development - non-sustaining[i]	**144.6**	153.4	145.9
Additions to property, plant and equipment - non-sustaining[j]	**587.4**	527.4	500.7
Lease payments - non-sustaining[k]	**0.9**	0.3	0.7
All-in Cost - attributable[a]	$ **3,979.0**	$ 3,672.7	$ 3,563.0
Gold equivalent ounces sold	**2,059,017**	2,153,212	2,179,936
Less: non-controlling interest[b] gold equivalent ounces sold	**(58,482)**	(41,524)	-
Attributable[a] gold equivalent ounces sold	**2,000,535**	2,111,688	2,179,936
Attributable[a] all-in sustaining cost per equivalent ounce sold	$ **1,571**	$ 1,388	$ 1,316
Attributable[a] all-in cost per equivalent ounce sold	$ **1,989**	$ 1,739	$ 1,634
Production cost of sales per equivalent ounce sold[e]	$ **1,140**	$ 1,020	$ 942

See page 51 of this MD&A for details of the footnotes referenced within the table above.

Capital Expenditures and Attributable Capital Expenditures

Capital expenditures are classified as either sustaining capital expenditures or non-sustaining capital expenditures, depending on the nature of the expenditure. Sustaining capital expenditures typically represent capital expenditures at existing operations including capitalized exploration costs and capitalized development unless related to major projects, ongoing replacement of mine equipment and other capital facilities and other capital expenditures and is calculated as total additions to property, plant and equipment (as reported on the consolidated statements of cash flows), less non-sustaining capital expenditures. Non-sustaining capital expenditures represent capital expenditures for major projects, including major capital development projects at existing operations that are expected to materially benefit the operation, as well as enhancement capital for significant infrastructure improvements at existing operations. Management believes the distinction between sustaining capital expenditures and non-sustaining expenditures is a useful indicator of the purpose of capital expenditures and this distinction is an input into the calculation of attributable all-in sustaining costs per ounce and attributable all-in costs per ounce. The categorization of sustaining capital expenditures and non-sustaining capital expenditures is consistent with the definitions under the WGC all-in cost standard. Sustaining capital expenditures and non-sustaining capital expenditures are not defined under IFRS, however, the sum of these two measures total to additions to property, plant and equipment as disclosed under IFRS on the consolidated statements of cash flows.

Additions to property, plant and equipment per the consolidated statements of cash flows includes 100% of capital expenditures for Manh Choh. Attributable capital expenditures is a non-GAAP financial measure and includes Kinross' 70% share of capital expenditures for Manh Choh. Management believes this to be a useful indicator of Kinross' cash resources utilized for capital expenditures.

The following table provides a reconciliation of the classification of capital expenditures for the periods presented:

Years ended December 31, 2025	Tasiast (Mauritania)	Paracatu (Brazil)	La Coipa (Chile)	Fort Knox[l] (USA)	Round Mountain (USA)	Bald Mountain (USA)	Total USA	Other	Total
Sustaining capital expenditures	$ 113.0	$ 188.6	$ 90.8	$ 154.2	$ 21.6	$ 38.0	$ 213.8	$ 0.6	$ 606.8
Non-sustaining capital expenditures	$ 239.3	$ -	$ -	$ -	$ 115.3	$ 99.7	$ 215.0	$ 133.1	$ 587.4
Additions to property, plant and equipment - per cash flow	$ 352.3	$ 188.6	$ 90.8	$ 154.2	$ 136.9	$ 137.7	$ 428.8	$ 133.7	$ 1,194.2
Less: Non-controlling interest[b]	$ -	$ -	$ -	$ (19.0)	$ -	$ -	$ (19.0)	$ -	$ (19.0)
Attributable[a] capital expenditures	$ 352.3	$ 188.6	$ 90.8	$ 135.2	$ 136.9	$ 137.7	$ 409.8	$ 133.7	$ 1,175.2
Years ended December 31, 2024									
Sustaining capital expenditures	$ 64.3	$ 140.5	$ 65.8	$ 195.2	$ 15.4	$ 46.4	$ 257.0	$ (0.7)	$ 526.9
Non-sustaining capital expenditures	$ 279.6	$ -	$ 3.6	$ 97.0	$ 110.9	$ 3.1	$ 211.0	$ 54.4	$ 548.6
Additions to property, plant and equipment - per cash flow	$ 343.9	$ 140.5	$ 69.4	$ 292.2	$ 126.3	$ 49.5	$ 468.0	$ 53.7	$ 1,075.5
Less: Non-controlling interest[b]	$ -	$ -	$ -	$ (24.6)	$ -	$ -	$ (24.6)	$ -	$ (24.6)
Attributable[a] capital expenditures	$ 343.9	$ 140.5	$ 69.4	$ 267.6	$ 126.3	$ 49.5	$ 443.4	$ 53.7	$ 1,050.9
Year ended December 31, 2023									
Sustaining capital expenditures	$ 45.6	$ 167.5	$ 36.0	$ 193.4	$ 30.2	$ 79.5	$ 303.1	$ 2.1	$ 554.3
Non-sustaining capital expenditures	$ 263.4	$ -	$ 38.8	$ 175.0	$ 0.3	$ 40.8	$ 216.1	$ 25.7	$ 544.0
Additions to property, plant and equipment - per cash flow	$ 309.0	$ 167.5	$ 74.8	$ 368.4	$ 30.5	$ 120.3	$ 519.2	$ 27.8	$ 1,098.3
Less: Non-controlling interest[b]	$ -	$ -	$ -	$ (43.3)	$ -	$ -	$ (43.3)	$ -	$ (43.3)
Attributable[a] capital expenditures	$ 309.0	$ 167.5	$ 74.8	$ 325.1	$ 30.5	$ 120.3	$ 475.9	$ 27.8	$ 1,055.0

See page 51 of this MD&A for details of the footnotes referenced within the tables above.

(a) *"Attributable" measures and ratios include Kinross' share of Manh Choh (70%) sales, costs, cash flows and capital expenditures.*

(b) *"Non-controlling interest" represents the non-controlling interest portion in Manh Choh (30%) and other subsidiaries for which the Company's interest is less than 100% for cash flow from operating activities, costs, sales and capital expenditures, as appropriate.*

(c) *"Silver revenue" represents the portion of metal sales realized from the production of secondary or by-product metal (i.e. silver), which is produced as a by-product of the process used to produce gold.*

(d) *"Average realized gold price per ounce" is defined as gold revenue divided by total gold ounces sold.*

(e) *"Production cost of sales per equivalent ounce sold" is defined as production cost of sales divided by total gold equivalent ounces sold.*

(f) *"General and administrative" expenses are as reported on the consolidated statements of operations, excluding certain impacts which the Company believes are not reflective of the Company's underlying performance for the reporting period. General and administrative expenses are considered sustaining costs as they are required to be absorbed on a continuing basis for the effective operation and governance of the Company.*

(g) *"Other operating (income) expense – sustaining" is calculated as "Other operating expense" as reported on the consolidated statements of operations, less the non-controlling interest portion in Manh Choh (30%) and other subsidiaries for which the Company's interest is less than 100% and other operating and reclamation and remediation expenses related to non-sustaining activities as well as other items not reflective of the underlying operating performance of the Company. Other operating expenses are classified as either sustaining or non-sustaining based on the type and location of the expenditure incurred. The majority of other operating expenses that are incurred at existing operations are considered costs necessary to sustain operations, and are therefore, classified as sustaining. Other operating expenses incurred at locations where there is no current operation or related to other non-sustaining activities are classified as non-sustaining.*

(h) *"Reclamation and remediation – sustaining" is calculated as current period accretion related to reclamation and remediation obligations plus current period amortization of the corresponding reclamation and remediation assets, less the non-controlling interest portion in Manh Choh (30%) and other subsidiaries for which the Company's interest is less than 100%, and is intended to reflect the periodic cost of reclamation and remediation for currently operating mines. Reclamation and remediation costs for development projects or closed mines are excluded from this amount and classified as non-sustaining.*

(i) *"Exploration and business development – sustaining" is calculated as "Exploration and business development" expenses as reported on the consolidated statements of operations, less the non-controlling interest portion in Manh Choh (30%) and other subsidiaries for which the Company's interest is less than 100% and non-sustaining exploration and business development expenses. Exploration expenses are classified as either sustaining or non-sustaining based on a determination of the type and location of the exploration expenditure. Exploration expenditures within the footprint of operating mine plans are considered costs required to sustain current operations and are therefore included in sustaining costs. Exploration expenditures focused on new ore bodies near existing mines (i.e. brownfield), new exploration projects (i.e. greenfield) or for other generative exploration activity not linked to existing mining operations are classified as non-sustaining. Business development expenses are classified as either sustaining or non-sustaining based on a determination of the type of expense and requirement for general or growth-related operations.*

(j) *"Additions to property, plant and equipment – sustaining" and "non-sustaining" are as presented on page 50 of this MD&A and include Kinross' share of Manh Choh's (70%) sustaining and non-sustaining capital expenditures.*

(k) *"Lease payments – sustaining" represents the majority of lease payments as reported on the consolidated statements of cash flows and is made up of the principal and financing components of such cash payments, less the non-controlling interest portion in Manh Choh (30%) and other subsidiaries for which the Company's interest is less than 100%, and non-sustaining lease payments. Lease payments for development projects or closed mines are classified as non-sustaining.*

(l) *The Fort Knox segment is composed of Fort Knox and Manh Choh for all periods presented.*

(m) *Attributable adjusted operating cash flow for the year ended December 31, 2024 and 2023 have been presented in accordance with the current year's presentation.*

(n) *"Impact of silver by-product" represents the costs allocated to the production of secondary or by-product metal (i.e. silver), which is produced as a by-product of the process used to produce gold.*

KINROSS GOLD CORPORATION

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the year ended December 31, 2025

Cautionary Statement on Forward-Looking Information

All statements, other than statements of historical fact, contained or incorporated by reference in this MD&A including, but not limited to, any information as to the future financial or operating performance of Kinross, constitute "forward-looking information" or "forward-looking statements" within the meaning of certain securities laws, including the provisions of the Securities Act (Ontario) and the provisions for "safe harbor" under the United States Private Securities Litigation Reform Act of 1995 and are based on expectations, estimates and projections as of the date of this MD&A. Forward-looking statements contained in this MD&A, include, but are not limited to, those under the headings (or headings that include) "Outlook", "Project Updates and New Developments", and "Liquidity Outlook" as well as statements with respect to our guidance for production, cost guidance, including production costs of sales, all-in sustaining cost of sales, and capital expenditures; anticipated returns of capital to shareholders; identification of additional resources and reserves or the conversion of resources to reserves; the Company's liquidity; the forecast production, mine life impact, economics and long-term cost impact of the Phase X, Curlew and Redbird 2 projects; the Company's debt levels; the schedules, budgets, and forecast economics for the Company's development projects; budgets for and future plans for exploration, development and operation at the Company's operations and projects, including the Great Bear project; planned timing for the submission of permits and impact statements; potential mine life extensions at the Company's operations; the Company's balance sheet and liquidity outlook, as well as references to other possible events including, the future price of gold and silver, costs of production, operating costs; price inflation; capital expenditures, costs and timing of the development of projects and new deposits, estimates and the realization of such estimates (such as mineral or gold reserves and resources or mine life), success of exploration, development and mining, currency fluctuations, capital requirements, project studies, government regulation, permit applications, environmental risks and proceedings, and resolution of pending litigation. The words "advance", "believe", "continue", "expects", "focus", "goal", "guidance", "on plan", "on track", "opportunity", "plan", "potential", "priority", "progress", "prospective", "target", "upside", or variations of or similar such words and phrases or statements that certain actions, events or results may, could, should or will be achieved, received or taken, or will occur or result and similar such expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by Kinross as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The estimates, models and assumptions of Kinross referenced, contained or incorporated by reference in this MD&A, which may prove to be incorrect, include, but are not limited to, the various assumptions set forth herein, and the Annual Information Form dated March 27, 2025 as well as: (1) there being no significant disruptions affecting the operations of the Company, whether due to extreme weather events and other or related natural disasters, labour disruptions (including but not limited to strikes or workforce reductions), supply disruptions, power disruptions, damage to equipment, pit wall slides or otherwise; (2) permitting, development, operations and production from the Company's operations and development projects being consistent with Kinross' current expectations including, without limitation: the maintenance of existing permits and approvals and the timely receipt of all permits and authorizations necessary for construction and operations; water and power supply and continued operation of the tailings reprocessing facility at Paracatu; permitting of the Great Bear project (including the consultation process with Indigenous groups), permitting and development of the Lobo-Marte project; in each case in a manner consistent with the Company's expectations; and the successful completion of exploration consistent with the Company's expectations at the Company's projects; (3) political, regulatory and legal developments in any jurisdiction in which the Company operates being consistent with its current expectations including, without limitation, restrictions or penalties imposed, or actions taken, by any government, including but not limited to amendments to the mining laws and tailings facility regulations in Brazil (including those related to financial assurance requirements), potential amendments to water laws and/or other water use restrictions and regulatory actions in Chile, dam safety regulations, potential amendments to minerals and mining laws and energy levies laws, new regulations relating to work permits, potential amendments to customs and mining laws (including but not limited to amendments to the VAT) and the potential application of the tax code in Mauritania, potential amendments to and enforcement of tax laws in Mauritania (including, but not limited to, the interpretation, implementation, application and enforcement of any such laws and amendments thereto), substantial changes to the federal and/or provincial regulatory and permitting regimes in Canada, potential third party legal challenges to existing permits, and the impact of any trade tariffs being consistent with Kinross' current expectations; (4) the completion of studies and the results of those studies being consistent with Kinross' current expectations; (5) the exchange rate between the Canadian dollar, Brazilian real, Chilean peso, Mauritanian ouguiya and the U.S. dollar being approximately consistent with current levels; (6) certain price assumptions for gold and silver which includes, as it relates to share repurchases, assumptions that prices for gold and silver remain approximately consistent with current levels; (7) prices for diesel, natural gas, fuel oil, electricity and other key supplies being approximately consistent with the Company's expectations; (8) attributable production and cost of sales forecasts for the Company meeting expectations; (9) the accuracy of the current mineral reserve and mineral resource estimates of the Company and Kinross' analysis thereof being consistent with expectations (including but not limited to ore tonnage and ore grade estimates), future mineral resource and mineral reserve estimates being consistent with preliminary work undertaken by the Company, mine plans for the Company's current and future mining operations, and the Company's internal models; (10) labour and materials costs increasing on a basis consistent with Kinross' current expectations; (11) the terms and conditions of the legal and fiscal

stability agreements for Tasiast being interpreted and applied in a manner consistent with their intent and Kinross' expectations and without material amendment or formal dispute (including without limitation the application of tax, customs and duties exemptions and royalties); (12) asset impairment potential; (13) the regulatory and legislative regime regarding mining, electricity production and transmission (including rules related to power tariffs) in Brazil being consistent with Kinross' current expectations; (14) access to capital markets, including but not limited to maintaining our current credit ratings consistent with the Company's current expectations; (15) potential direct or indirect operational impacts resulting from infectious diseases or pandemics; (16) changes in national and local government legislation or other government actions, including Ontario environmental regulations and the Canadian federal impact assessment regime; (17) litigation, regulatory proceedings and audits, and the potential ramifications thereof, being concluded in a manner consistent with the Company's expectations (including without limitation litigation in Chile relating to the alleged damage of wetlands and the scope of any remediation plan or other environmental obligations arising therefrom); (18) the Company's financial results, cash flows and future prospects being consistent with Company expectations; (19) the impacts of potential geotechnical instability being consistent with the Company's expectations; and (20) the impacts of groundwater inflows at the La Coipa pit being consistent with the Company's expectations. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, but are not limited to: the inaccuracy of any of the foregoing assumptions; fluctuations in the currency markets; fluctuations in the spot and forward price of gold or certain other commodities (such as fuel and electricity); price inflation of goods and services; changes in the discount rates applied to calculate the present value of net future cash flows based on country-specific real weighted average cost of capital; changes in the market valuations of peer group gold producers and the Company, and the resulting impact on market price to net asset value multiples; changes in various market variables, such as interest rates, foreign exchange rates, gold or silver prices and lease rates, or global fuel prices, that could impact the mark-to-market value of outstanding derivative instruments and ongoing payments/receipts under any financial obligations; risks arising from holding derivative instruments (such as credit risk, market liquidity risk and mark-to-market risk); changes in national and local government legislation, taxation (including but not limited to income tax, advance income tax, stamp tax, withholding tax, capital tax, tariffs, value-added or sales tax, capital outflow tax, capital gains tax, windfall or windfall profits tax, production royalties, excise tax, customs/import or export taxes/duties, asset taxes, asset transfer tax, property use or other real estate tax, together with any related fine, penalty, surcharge, or interest imposed in connection with such taxes), controls, tariffs, policies and regulations; the security of personnel and assets; political or economic developments in Canada, the United States, Chile, Brazil, Mauritania or other countries in which Kinross does business or may carry on business; business opportunities that may be presented to, or pursued by, us; our ability to successfully integrate acquisitions and complete divestitures; operating or technical difficulties in connection with mining, development or refining activities; employee relations; litigation or other claims against, or regulatory investigations and/or any enforcement actions, administrative orders or sanctions in respect of the Company (and/or its directors, officers, or employees) including, but not limited to, securities class action litigation in Canada and/or the United States, environmental litigation or regulatory proceedings or any investigations, enforcement actions and/or sanctions under any applicable anti-corruption, international sanctions and/or anti-money laundering laws and regulations in Canada, the United States or any other applicable jurisdiction; the speculative nature of gold exploration and development including, but not limited to, the risks of obtaining and maintaining necessary licenses and permits; diminishing quantities or grades of reserves; adverse changes in our credit ratings; and contests over title to properties, particularly title to undeveloped properties. In addition, there are risks and hazards associated with the business of gold exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance, or the inability to obtain insurance, to cover these risks). Many of these uncertainties and contingencies can directly or indirectly affect, and could cause, Kinross' actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, Kinross, including but not limited to resulting in an impairment charge on goodwill and/or assets. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are provided for the purpose of providing information about management's expectations and plans relating to the future. All of the forward-looking statements made in this MD&A are qualified by this cautionary statement and those made in our other filings with the securities regulators of Canada and the United States including, but not limited to, the cautionary statements made in the "Risk Analysis" section of this MD&A, and the "Risk Factors" set forth in the Company's Annual Information Form dated March 27, 2025. These factors are not intended to represent a complete list of the factors that could affect Kinross. Kinross disclaims any intention or obligation to update or revise any forward-looking statements or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable law.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the year ended December 31, 2025

Key Sensitivities

Approximately 70%-80% of the Company's costs are denominated in U.S. dollars.

A 10% change in foreign currency exchange rates would be expected to result in an approximate $30 impact on attributable production cost of sales per equivalent ounce sold[2, 9].

Specific to the Brazilian real, a 10% change in the exchange rate would be expected to result in an approximate $50 impact on Brazilian attributable production cost of sales per equivalent ounce sold[2].

Specific to the Chilean peso, a 10% change in the exchange rate would be expected to result in an approximate $50 impact on Chilean attributable production cost of sales per equivalent ounce sold[2].

A $10 per barrel change in the price of oil would be expected to result in an approximate $3 impact on attributable production cost of sales per equivalent ounce sold[2].

A $100 change in the price of gold would be expected to result in an approximate $5 impact on attributable production cost of sales per equivalent ounce sold[2] as a result of a change in royalties.

Other information

Where we say ''we'', ''us'', ''our'', the ''Company'', or ''Kinross'' in this MD&A, we mean Kinross Gold Corporation and/or one or more or all of its subsidiaries, as may be applicable.

The technical information about the Company's mineral properties contained in this MD&A has been prepared under the supervision of Mr. Nicos Pfeiffer who is a "qualified person" within the meaning of National Instrument 43-101.

---

[9] Refers to all of the currencies in the countries where the Company has mining operations, fluctuating simultaneously by 10% in the same direction, either appreciating or depreciating, taking into consideration the impact of hedging and the weighting of each currency within our consolidated cost structure.

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL STATEMENTS

The consolidated financial statements, the notes thereto, and other financial information contained in the Management's Discussion and Analysis have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and are the responsibility of the management of Kinross Gold Corporation (the "Company"). The financial information presented elsewhere in the Management's Discussion and Analysis is consistent with the data that is contained in the consolidated financial statements. The consolidated financial statements, where necessary, include amounts which are based on the best estimates and judgment of management.

In order to discharge management's responsibility for the integrity of the financial statements, the Company maintains a system of internal accounting controls. These controls are designed to provide reasonable assurance that the Company's assets are safeguarded, transactions are executed and recorded in accordance with management's authorization, proper records are maintained and relevant and reliable financial information is produced. These controls include maintaining quality standards in hiring and training of employees, policies and procedures manuals, a corporate code of conduct and ensuring that there is proper accountability for performance within appropriate and well-defined areas of responsibility. The system of internal controls is further supported by a compliance function, which is designed to ensure that we and our employees comply with securities legislation and conflict of interest rules.

The Board of Directors is responsible for overseeing management's performance of its responsibilities for financial reporting and internal control. The Audit and Risk Committee, which is composed of non-executive directors, meets with management as well as the external auditors to ensure that management is properly fulfilling its financial reporting responsibilities to the Directors who approve the consolidated financial statements. The external auditors have full and unrestricted access to the Audit and Risk Committee to discuss the scope of their audits, the adequacy of the system of internal controls and review financial reporting issues.

The consolidated financial statements have been audited by KPMG LLP, independent registered public accounting firm, in accordance with the standards of the Public Company Accounting Oversight Board (United States).

/s/ J. Paul Rollinson   /s/ Andrea S. Freeborough

J. PAUL ROLLINSON   **ANDREA S. FREEBOROUGH**
Chief Executive Officer   Executive Vice-President and Chief Financial Officer
Toronto, Canada   Toronto, Canada
February 18, 2026   February 18, 2026

MANAGEMENT'S REPORT ON
INTERNAL CONTROL OVER FINANCIAL REPORTING

The Management of Kinross Gold Corporation ("Kinross") is responsible for establishing and maintaining adequate internal control over financial reporting, and have designed such internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board.

Management has used the Internal Control—Integrated Framework (2013) to evaluate the effectiveness of internal control over financial reporting, which is a recognized and suitable framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO").

Because of inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management has evaluated the design and operation of Kinross' internal control over financial reporting as of December 31, 2025, and has concluded that such internal control over financial reporting is effective.

The effectiveness of Kinross' internal control over financial reporting as of December 31, 2025 has been audited by KPMG LLP, independent registered public accounting firm, as stated in their report that appears herein.

/s/ J. Paul Rollinson   /s/ Andrea S. Freeborough

J. PAUL ROLLINSON   **ANDREA S. FREEBOROUGH**
Chief Executive Officer   Executive Vice-President and Chief Financial Officer
Toronto, Canada   Toronto, Canada
February 18, 2026   February 18, 2026

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Kinross Gold Corporation:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Kinross Gold Corporation (the Company) as of December 31, 2025 and 2024, the related consolidated statements of operations, comprehensive income, equity, and cash flows for each of the years then ended, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and its financial performance and its cash flows for each of the years then ended, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated February 18, 2026 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Amount estimated and recorded for an asset retirement obligation provision.

As discussed in Note 12i to the consolidated financial statements, the provision for reclamation and remediation obligations amounted to $991.8 million as of December 31, 2025. As discussed in Note 5iv, the reclamation and remediation obligations are determined using estimates of the nature and amount of future costs the Company will incur to complete the reclamation and remediation work required to comply with existing laws and regulations at each mining operation. Future changes to environmental laws and regulations could change the nature and extent of reclamation and remediation work required to be performed by the Company.

We identified the assessment of the provision for reclamation and remediation obligations as a critical audit matter due to the subjective judgment involved in assessing the amount of the provision. Significant auditor judgment was required to evaluate the scope of work required to remediate mine sites as determined by the Company's internal and third-party specialists, and the associated costs of the work required. These assumptions are challenging to evaluate due to the required judgments in the assessment of the nature and extent of future work to be performed and the future costs of performing the work.

The following are the primary procedures we performed to address this critical audit matter. We tested certain internal controls over the Company's determination of the amount of the provision for reclamation and remediation obligations and the development of the significant assumptions. We evaluated the competence, capabilities and objectivity of the Company's internal and third-party specialists who prepared the scope of work and associated costs estimate, including the industry and regulatory standards they applied. We assessed certain elements of the future costs to be incurred to reclaim the mine sites by comparing to third party information and relevant supporting evidence. We assessed the nature and scope of the planned reclamation activities included in management's estimate by comparing to government approved mine closure plans in accordance with local laws and regulations.

/s/ KPMG LLP

Chartered Professional Accountants, Licensed Public Accountants

We have served as the Company's auditor since 2005.

Toronto, Canada
February 18, 2026

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Kinross Gold Corporation:

Opinion on Internal Control Over Financial Reporting

We have audited Kinross Gold Corporation's (the Company) internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2025 and 2024, the related consolidated statements of operations, comprehensive income, equity, and cash flows for each of the years then ended, and the related notes (collectively, the consolidated financial statements), and our report dated February 18, 2026 expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ KPMG LLP

Chartered Professional Accountants, Licensed Public Accountants

Toronto, Canada
February 18, 2026

KINROSS GOLD CORPORATION

CONSOLIDATED BALANCE SHEETS

(expressed in millions of United States dollars, except share amounts)

		As at	
		December 31, 2025	December 31, 2024
Assets			
Current assets			
Cash and cash equivalents	*Note 7*	$ 1,742.3	$ 611.5
Restricted cash		13.5	10.2
Accounts receivable and prepaid assets	*Note 7*	145.8	257.3
Inventories	*Note 7*	1,370.3	1,243.2
Other current assets		16.6	4.5
		3,288.5	2,126.7
Non-current assets			
Property, plant and equipment	*Note 7 and 8*	8,289.4	7,968.6
Long-term investments		99.3	51.9
Other long-term assets	*Note 7*	708.9	713.1
Deferred tax assets	*Note 16*	25.0	5.3
Total assets		$ 12,411.1	$ 10,865.6
Liabilities			
Current liabilities			
Accounts payable and accrued liabilities	*Note 7*	$ 716.4	$ 543.0
Current income tax payable		595.7	236.7
Current portion of long-term debt	*Note 11*	-	199.9
Current portion of provisions	*Note 12*	74.2	62.5
Other current liabilities		13.3	18.0
		1,399.6	1,060.1
Non-current liabilities			
Long-term debt	*Note 11*	738.2	1,235.5
Provisions	*Note 12*	976.6	941.5
Other long-term liabilities		64.8	78.9
Deferred tax liabilities	*Note 16*	537.8	549.0
Total liabilities		$ 3,717.0	$ 3,865.0
Equity			
Common shareholders' equity			
Common share capital	*Note 13*	$ 4,382.0	$ 4,487.3
Contributed surplus		10,137.6	10,643.0
Accumulated deficit		(5,943.3)	(8,181.3)
Accumulated other comprehensive loss		(0.3)	(87.4)
Total common shareholders' equity		8,576.0	6,861.6
Non-controlling interests		118.1	139.0
Total equity		$ 8,694.1	$ 7,000.6
Commitments and contingencies	*Note 18*		
Subsequent events	*Note 13*		
Total liabilities and equity		$ 12,411.1	$ 10,865.6
Common shares			
Authorized		Unlimited	Unlimited
Issued and outstanding	*Note 13*	1,199,843,037	1,229,125,606

The accompanying notes are an integral part of these consolidated financial statements.

Signed on behalf of the Board:

/s/ Glenn A. Ives   /s/ Kerry D. Dyte

Glenn A. Ives   **Kerry D. Dyte**
Director   Director

KINROSS GOLD CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS

(expressed in millions of United States dollars, except per share amounts)

		Years ended	
		December 31, 2025	December 31, 2024
Revenue			
Metal sales		$ 7,051.1	$ 5,148.8
Cost of sales			
Production cost of sales		2,346.4	2,197.1
Depreciation, depletion and amortization		1,105.0	1,147.5
Impairment reversal	Note 8	(116.1)	(74.1)
Total cost of sales		3,335.3	3,270.5
Gross profit		3,715.8	1,878.3
Other operating expense	Note 7	93.9	14.0
Exploration and business development		204.4	197.8
General and administrative		139.9	126.2
Operating earnings		3,277.6	1,540.3
Other (expense) income - net		(24.6)	14.3
Finance income		73.0	18.2
Finance expense	Note 7	(131.3)	(91.4)
Earnings before tax		3,194.7	1,481.4
Income tax expense - net	Note 16	(724.7)	(487.4)
Net earnings		$ 2,470.0	$ 994.0
Net earnings attributable to:			
Non-controlling interests		$ 79.9	$ 45.2
Common shareholders		$ 2,390.1	$ 948.8
Earnings per share attributable to common shareholders			
Basic		$ 1.96	$ 0.77
Diluted		$ 1.95	$ 0.77

The accompanying notes are an integral part of these consolidated financial statements.

KINROSS GOLD CORPORATION

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(expressed in millions of United States dollars)

	Years ended	
	December 31, 2025	December 31, 2024
Net earnings	**$ 2,470.0**	$ 994.0
Other comprehensive income (loss), net of tax:		
Item that will not be reclassified to profit or loss:		
Equity investments at fair value through other comprehensive income - net change in fair value	**75.9**	(8.6)
Items that are or may be reclassified to profit or loss in subsequent periods:		
Cash flow hedges - effective portion of changes in fair value[a]	**4.5**	(15.3)
Cash flow hedges - reclassified out of accumulated other comprehensive income[b]	**6.7**	(2.2)
	87.1	(26.1)
Total comprehensive income	**$ 2,557.1**	$ 967.9
Attributable to non-controlling interests	**$ 79.9**	$ 45.2
Attributable to common shareholders	**$ 2,477.2**	$ 922.7

(a) Net of tax expense (recovery) of $3.5 million (2024 – $(4.8) million).
(b) Net of tax expense (recovery) of $0.3 million (2024 – $(0.5) million).

The accompanying notes are an integral part of these consolidated financial statements.

KINROSS GOLD CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(expressed in millions of United States dollars)

		Years ended	
		December 31, 2025	December 31, 2024
Net inflow (outflow) of cash related to the following activities:			
Operating:			
Net earnings		$ 2,470.0	$ 994.0
Adjustments to reconcile net earnings to net cash provided from operating activities:			
Depreciation, depletion and amortization		1,105.0	1,147.5
Impairment reversal	Note 8	(116.1)	(74.1)
Share-based compensation expense		13.1	9.0
Finance expense - net		90.1	73.2
Income tax expense - net	Note 16	724.7	487.4
Gain on sale of Asante Gold Corporation holdings	Note 6	(63.0)	-
Foreign exchange losses (gains)		5.7	(13.8)
Other		2.0	(44.1)
Reclamation payments, net of reclamation (recovery) expense		(92.3)	(22.3)
Changes in working capital:			
Accounts receivable and other assets		9.5	27.5
Inventories		(83.9)	14.3
Accounts payable and accrued liabilities		114.1	26.0
Cash flow provided from operating activities		4,178.9	2,624.6
Income taxes paid		(418.4)	(178.2)
Net cash flow provided from operating activities		3,760.5	2,446.4
Investing:			
Additions to property, plant and equipment		(1,194.2)	(1,075.5)
Interest paid capitalized to property, plant and equipment	Note 11	(19.8)	(92.6)
Proceeds from long-term investments and other assets		189.8	4.8
Additions to long-term investments and other assets		(72.1)	(43.2)
Increase in restricted cash - net		(3.3)	(0.4)
Interest received and other - net		42.8	17.0
Net cash flow of continuing operations used in investing activities		(1,056.8)	(1,189.9)
Net cash flow of discontinued operations provided from investing activities	Note 6	53.4	10.0
Financing:			
Repayment of debt	Note 11	(700.0)	(800.0)
Interest paid	Note 11	(65.2)	(35.6)
Payment of lease liabilities	Note 11	(7.2)	(12.1)
Funding from non-controlling interest		-	31.3
Distributions paid to non-controlling interest		(102.0)	(40.5)
Dividends paid to common shareholders	Note 13	(152.1)	(147.5)
Repurchase and cancellation of shares	Note 13	(600.3)	-
Other - net		(1.2)	(1.5)
Net cash flow used in financing activities		(1,628.0)	(1,005.9)
Effect of exchange rate changes on cash and cash equivalents		1.7	(1.5)
Increase in cash and cash equivalents		1,130.8	259.1
Cash and cash equivalents, beginning of period		611.5	352.4
Cash and cash equivalents, end of period		$ 1,742.3	$ 611.5

The accompanying notes are an integral part of these consolidated financial statements.

KINROSS GOLD CORPORATION

CONSOLIDATED STATEMENTS OF EQUITY

(expressed in millions of United States dollars)

		Years ended	
		December 31, 2025	December 31, 2024
Common share capital			
Balance at the beginning of the period		$ 4,487.3	$ 4,481.6
Transfer from contributed surplus on exercise of restricted shares		6.5	4.9
Options exercised, including cash		0.1	0.8
Repurchase and cancellation of shares	Note 13	(111.9)	-
Balance at the end of the period	Note 13	$ 4,382.0	$ 4,487.3
Contributed surplus			
Balance at the beginning of the period		$ 10,643.0	$ 10,646.0
Share-based compensation		13.1	9.0
Transfer of fair value of exercised options and restricted shares		(17.0)	(11.0)
Repurchase and cancellation of shares	Note 13	(500.3)	-
Other		(1.2)	(1.0)
Balance at the end of the period		$ 10,137.6	$ 10,643.0
Accumulated deficit			
Balance at the beginning of the period		$ (8,181.3)	$ (8,982.6)
Dividends paid	Note 13	(152.1)	(147.5)
Net earnings attributable to common shareholders		2,390.1	948.8
Balance at the end of the period		$ (5,943.3)	$ (8,181.3)
Accumulated other comprehensive loss			
Balance at the beginning of the period		$ (87.4)	$ (61.3)
Other comprehensive income (loss), net of tax		87.1	(26.1)
Balance at the end of the period		$ (0.3)	$ (87.4)
Total accumulated deficit and accumulated other comprehensive loss		$ (5,943.6)	$ (8,268.7)
Total common shareholders' equity		$ 8,576.0	$ 6,861.6
Non-controlling interests			
Balance at the beginning of the period		$ 139.0	$ 102.0
Net earnings attributable to non-controlling interests		79.9	45.2
Distributions paid to non-controlling interest		(102.0)	(40.5)
Funding from non-controlling interest		-	32.3
Other		1.2	-
Balance at the end of the period		$ 118.1	$ 139.0
Total equity		$ 8,694.1	$ 7,000.6

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2025 and 2024
(Tabular amounts in millions of United States dollars, unless otherwise noted)

1. DESCRIPTION OF BUSINESS AND NATURE OF OPERATIONS

Kinross Gold Corporation and its subsidiaries and joint arrangements (collectively, "Kinross" or the "Company") are engaged in gold mining and related activities, including exploration and acquisition of gold-bearing properties, extraction and processing of gold-containing ore and reclamation of gold mining properties. Kinross Gold Corporation, the ultimate parent, is a public company incorporated and domiciled in Canada with its registered office at 25 York Street, 17th floor, Toronto, Ontario, Canada, M5J 2V5. Kinross' gold production and exploration activities are carried out principally in Canada, the United States, Brazil, Chile, Mauritania and Finland. Gold is produced in the form of doré, which is shipped to refineries for final processing. Kinross also produces and sells a quantity of silver. The Company is listed on the Toronto Stock Exchange ("TSX") and the New York Stock Exchange.

The consolidated financial statements of the Company for the year ended December 31, 2025 were authorized for issue in accordance with a resolution of the Board of Directors on February 18, 2026.

2. BASIS OF PRESENTATION

These consolidated financial statements for the year ended December 31, 2025 ("financial statements") have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board.

These financial statements were prepared on a going concern basis under the historical cost method except for certain financial assets and liabilities which are measured at fair value. The Company's material accounting policies are presented in Note 3 and have been consistently applied in each of the periods presented other than as noted in Note 4. Significant accounting judgements, estimates and assumptions used or exercised by management in the preparation of these financial statements are presented in Note 5.

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2025 and 2024
(Tabular amounts in millions of United States dollars, unless otherwise noted)

3. SUMMARY OF MATERIAL ACCOUNTING POLICIES

i.   Principles of consolidation

The significant mining properties and entities of Kinross are listed below. All operating activities involve gold mining and exploration. Each of the significant entities has a December 31 year-end.

| | | | As at | |
			December 31, 2025	December 31, 2024
Entity	Property	Location		
Subsidiaries (Consolidated):				
Tasiast Mauritanie Ltd. S.A.	Tasiast	Mauritania	**100%**	100%
Kinross Brasil Mineração S.A.	Paracatu	Brazil	**100%**	100%
Compania Minera Mantos de Oro	La Coipa and Lobo-Marte	Chile	**100%**	100%
Fairbanks Gold Mining, Inc.	Fort Knox	USA	**100%**	100%
Peak Gold, LLC	Manh Choh	USA	**70%**	70%
Round Mountain Gold Corporation / KG Mining (Round Mountain) Inc.	Round Mountain	USA	**100%**	100%
KG Mining (Bald Mountain) Inc.	Bald Mountain	USA	**100%**	100%
Great Bear Resources Ltd.	Great Bear	Canada	**100%**	100%
Compania Minera Maricunga ("CMM")	Maricunga	Chile	**100%**	100%
Echo Bay Minerals Company / Echo Bay Exploration Inc.	Kettle River - Curlew	USA	**100%**	100%
Interest in joint venture (Equity accounted):				
Sociedad Contractual Minera Puren	Puren	Chile	**65%**	65%

Subsidiaries are entities controlled by the Company. Control exists when an investor is exposed, or has rights, to variable returns from its involvement with an investee and has the ability to affect those returns through its power over the investee. Subsidiaries are included in the consolidated financial statements from the date control is obtained until the date control ceases. Where the Company's interest in a subsidiary is less than 100%, the Company recognizes non-controlling interests. All intercompany balances, transactions, income, expenses, profits and losses, including unrealized gains and losses have been eliminated on consolidation.

ii.   Functional and presentation currency

The functional and presentation currency of the Company and its subsidiaries is the United States dollar.

Transactions denominated in foreign currencies are translated into the United States dollar as follows:

- Monetary assets and liabilities are translated at the rates of exchange on the consolidated balance sheet date;
- Non-monetary assets and liabilities are translated at historical exchange rates prevailing at each transaction date;
- Revenue and expenses are translated at the exchange rate at the date of the transaction, except depreciation, depletion and amortization, which are translated at the rates of exchange applicable to the related assets, and share-based compensation expense, which is translated at the rates of exchange applicable on the date of grant of the share-based compensation; and
- Exchange gains and losses on translation are included in earnings.

When the gain or loss on certain non-monetary items, such as long-term investments classified as and measured at fair value through other comprehensive income ("FVOCI"), is recognized in other comprehensive income ("OCI"), the related translation differences are also recognized in OCI.

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2025 and 2024
(Tabular amounts in millions of United States dollars, unless otherwise noted)

iii.   Business combinations

A business combination is a transaction or other event in which control over one or more businesses is obtained.

A business is defined as an integrated set of activities and assets that is capable of being conducted and managed for the purpose of providing goods and services to customers, generating investment income (such as dividends or interest) or generating other income from ordinary activities. In determining whether a particular set of activities and assets is a business, the Company assesses whether the set of assets and activities acquired includes, at a minimum, an input and a substantive process and whether the acquired set has the ability to contribute to the creation of outputs. If the integrated set of activities and assets is in the exploration and development stage, and thus, may not have outputs, the Company considers other factors to determine whether the set of activities and assets is a business. Those factors include, but are not limited to, whether the set of activities and assets:

- has begun planned principal activities;
- has employees, intellectual property and other inputs and processes that could be applied to those inputs to create outputs or have the ability to contribute to the creation of outputs;
- is pursuing a plan to produce outputs; and
- will be able to obtain access to customers that will purchase the outputs.

Not all of the above factors need to be present for a particular integrated set of activities and assets in the development stage to qualify as a business.

The Company also has an option to apply a 'concentration test' that permits a simplified assessment of whether an acquired set of activities and assets is not a business. If substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or group of similar identifiable assets, the concentration test is met, and the transaction is determined not to be a business combination.

If the assets acquired are not a business, the transaction is accounted for as an asset acquisition.

iv.   Cash and cash equivalents

Cash and cash equivalents include cash and highly liquid investments with a maturity of three months or less at the date of acquisition. Restricted cash is cash held in banks or in escrow that is not available for general corporate use. Restricted cash is to be classified as current or long-term based on the underlying instrument or obligation to which it relates. Cash and cash equivalents, and restricted cash are classified as and measured at amortized cost.

v.   Inventories

Inventories consisting of metal in circuit ore, metal in-process and finished metal are valued at the lower of cost or net realizable value ("NRV"). NRV is calculated as the difference between the prevailing or long-term metal price estimates and estimated costs to complete production into a saleable form and estimated costs to sell.

Metal in circuit is comprised of ore in stockpiles and ore on heap leach pads. Ore in stockpiles is coarse ore that has been extracted from the mine and is available for further processing. Costs are added to stockpiles based on the current mining cost per tonne and removed at the average cost per tonne. Costs are added to ore on heap leach pads based on current mining costs and removed from the heap leach pads as ounces are recovered, based on the average cost per recoverable ounce of gold on the leach pad. Ore in stockpiles not expected to be processed in the next twelve months is classified as long-term.

The quantities of recoverable gold placed on the leach pads are reconciled by comparing the grades of ore placed on the leach pads to the quantities of gold recovered (metallurgical balancing); however, the nature of the leaching process inherently limits the ability to precisely monitor inventory levels. As a result, the metallurgical balancing process is constantly monitored and the engineering estimates are refined based on actual results over time. Variances between actual and estimated quantities resulting from changes in assumptions and estimates that do not result in write-downs to NRV are accounted for on a prospective basis. The ultimate recovery of gold from a leach pad will not be known until the leaching process has concluded.

Ore in stockpiles and ore in leach pads not expected to be processed or recovered in the next twelve months are classified as long-term.

In-process inventories represent materials that are in the process of being converted to a saleable product.

Materials and supplies are valued at the lower of average cost and NRV.

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2025 and 2024
(Tabular amounts in millions of United States dollars, unless otherwise noted)

Write-downs of inventory are recognized in the consolidated statement of operations in the current period. The Company reverses inventory write-downs in the event that there is a subsequent increase in NRV.

vi.   Property, plant and equipment

Property, plant and equipment are recorded at cost and carried net of accumulated depreciation, depletion and amortization and accumulated impairment losses. The initial cost of an asset comprises its purchase price or construction cost, any costs directly attributable to bringing the asset into operation, the estimate of reclamation and remediation costs, and, for qualifying assets, capitalized borrowing costs.

Costs to acquire mineral properties are capitalized and represent the property's acquisition cost at the time it was acquired, either as an individual asset purchase or as part of a business combination.

Acquired or capitalized exploration and evaluation ("E&E") costs may be included within mineral interests in development and operating properties or pre-development properties depending upon the nature of the property to which the costs relate.

In open pit mining operations, it is necessary to remove overburden and other waste materials to access ore from which minerals can be extracted economically. The process of mining overburden and waste materials is referred to as stripping. Pre-production stripping costs are incurred to provide initial access to the ore body and are capitalized until the pit, or later phases of the pit, goes into production. During the production stage of mining, stripping costs are recorded as part of the costs of inventories unless these costs are expected to generate a future economic benefit in which case they are capitalized.

Repairs and maintenance costs are expensed as incurred. However, expenditures on major maintenance rebuilds or overhauls are capitalized when it is probable that the expenditures will extend the production capacity or useful life of an asset.

(a) Asset categories

The Company categorizes property, plant and equipment based on the type of asset and/or the stage of operation or development of the property.

Land, plant and equipment includes land, mobile and stationary equipment, and refining and processing facilities for all properties regardless of their stage of development or operation.

Mineral interests consist of:

- Development and operating properties, which include capitalized development and stripping costs, cost of assets under construction, E&E costs and mineral interests for those properties currently in operation, for which development has commenced, or for which proven and probable reserves have been declared; and
- Pre-development properties, which include E&E costs and mineral interests for those properties for which development has not commenced.

(b) Depreciation, depletion and amortization

For plant and other facilities, capitalized development and stripping costs, reclamation and remediation costs, production stage mineral interests and plant expansion costs, the Company uses the units-of-production ("UOP") method for determining depreciation, depletion and amortization, net of residual value. The expected useful lives used in the UOP calculation are determined based on the facts and circumstances associated with the mineral interest. The Company evaluates the proven and probable reserves at least on an annual basis and adjusts the UOP calculation to correspond with the changes in reserves. The expected useful life used in determining the UOP does not exceed the estimated life of the ore body based on ounces to be mined, milled or processed from estimated proven and probable reserves. Any changes in estimates of useful lives are accounted for prospectively from the date of the change.

Stripping and other costs incurred in a pit expansion are amortized using the UOP method based on the proven and probable reserves that benefited from the pit expansion.

Land is not depreciated.

Mobile and other equipment are generally depreciated, net of residual value, using the straight-line method, over the estimated useful life of the asset. Useful lives for mobile and other equipment range from 2 to 10 years, but do not exceed the related estimated mine life based on proven and probable reserves.

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2025 and 2024
(Tabular amounts in millions of United States dollars, unless otherwise noted)

The Company reviews useful lives and estimated residual values of its property, plant and equipment annually.

Acquired or capitalized E&E costs and assets under construction are not depreciated. These assets are depreciated when they are ready for their intended use.

(c)   Derecognition

The carrying amount of an item of property, plant and equipment is derecognized on disposal of the asset or when no future economic benefits are expected to accrue to the Company from its continued use. Any gain or loss arising on derecognition is included in the consolidated statement of operations in the period in which the asset is derecognized. The gain or loss is determined as the difference between the carrying value and the net proceeds on the sale of the assets, if any, at the time of disposal.

vii.   Exploration and evaluation costs

E&E costs are those costs required to find a mineral property and determine its potential technical feasibility and commercial viability. E&E costs include costs to establish an initial mineral resource and determine whether inferred mineral resources can be upgraded to measured and indicated mineral resources and whether measured and indicated mineral resources can be converted to proven and probable reserves.

E&E costs include:

- acquiring rights to explore;
- gathering exploration data through topographical and geological studies;
- exploratory drilling, trenching and sampling;
- determining the volume and grade of the resource;
- test work on geology, metallurgy, mining, geotechnical and environmental; and
- conducting engineering, marketing and financial studies.

Project costs in relation to these activities are expensed as incurred until such time as the Company expects that mineral resources will be converted to mineral reserves within a reasonable period. Thereafter, costs for the project are capitalized prospectively as capitalized E&E costs in property, plant and equipment.

Interest expense on funds borrowed to specifically finance E&E qualifying assets is capitalized until the project demonstrates technical feasibility and commercial viability.

The Company also recognizes E&E costs as assets when acquired as part of a business combination, or asset purchase. These assets are recognized at acquisition cost. Acquired E&E costs consist of the price paid for:

- estimated potential ounces, and
- exploration properties.

Acquired or capitalized E&E costs for a project are classified as such until the project demonstrates technical feasibility and commercial viability. Upon demonstrating technical feasibility and commercial viability, and subject to an impairment analysis, capitalized E&E costs are transferred to capitalized development costs within property, plant and equipment. Technical feasibility and commercial viability generally coincides with the establishment of proven and probable mineral reserves; however, this determination may be impacted by management's assessment of certain modifying factors including legal, environmental, social and governmental factors.

viii.   Borrowing costs

Borrowing costs are capitalized when they relate to the financing of qualifying assets that require a substantial period of time to get ready for their intended use. Qualifying assets include the cost of developing mining properties and constructing new facilities. Borrowing costs related to qualifying assets are capitalized up to the date when the asset is ready for its intended use.

Where funds are borrowed specifically to finance a project, the amount capitalized represents the actual borrowing costs incurred net of any investment income earned on the investment of those borrowings. Where the funds used to finance a project form part of general borrowings, the amount capitalized is calculated using a weighted average of rates applicable to relevant general borrowings of the Company during the period.

ix.   Valuation of long-lived assets

The carrying value of property, plant and equipment is reviewed each reporting period to determine whether there is any indication of impairment or reversal of impairment. If any such indication exists, then the asset's recoverable amount is

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2025 and 2024
(Tabular amounts in millions of United States dollars, unless otherwise noted)

estimated. For such non-current assets, the recoverable amount is determined for an individual asset unless the asset does not generate cash inflows that are independent of those generated from other assets or groups of assets, in which case, the individual assets are grouped together into cash generating units ("CGUs") for impairment testing purposes.

If the carrying amount of the CGU or asset exceeds its recoverable amount, an impairment is considered to exist and an impairment loss is recognized in the consolidated statement of operations to reduce the CGU or asset's carrying value to its recoverable amount.

If the carrying amount of the CGU or asset with a previously recognized impairment loss is less than its recoverable amount, an impairment reversal is considered to exist and an impairment reversal is recognized in the consolidated statement of operations to increase the CGU or asset's carrying value to its recoverable amount, net of any applicable depreciation, had no impairment charge been recognized previously.

The recoverable amount of a CGU or asset is the higher of its fair value less cost of disposal and its value in use.

Fair value is the amount that would be obtained from the sale of the asset in an arm's length transaction between knowledgeable and willing parties. Fair value for mineral assets is generally determined as the present value of the estimated future cash flows expected to arise from the continued use of the asset, including any expansion prospects, and its eventual disposal, using assumptions that an independent market participant may take into account. These cash flows are discounted by an appropriate discount rate to arrive at a net present value or net asset value ("NAV") of the asset.

Value in use is determined as the present value of the estimated future cash flows expected to arise from the continued use of the asset in its present form and its eventual disposal. Value in use is determined by applying assumptions specific to the Company's continued use of the asset and does not take into account assumptions of significant future enhancements of an asset's performance or capacity to which the Company is not committed.

Estimates of expected future cash flows reflect estimates of future revenues, cash costs of production and capital expenditures contained in the Company's long-term life of mine ("LOM") plans, which are updated for each CGU on an annual basis.

x. Financial instruments

Financial assets are classified according to their contractual cash flow characteristics and the business models under which they are held. On initial recognition, a financial asset is classified as: amortized cost, fair value through profit and loss ("FVPL") or FVOCI.

A financial asset is measured at amortized cost if it meets both of the following conditions and is not designated as FVPL:

- it is held with the objective of collecting contractual cash flows; and
- its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

On initial recognition of an equity investment that is not held for trading, the Company may irrevocably elect to measure the investment at FVOCI whereby changes in the investment's fair value (realized and unrealized) will be recognized permanently in OCI with no reclassification to profit or loss. The election is made on an investment-by-investment basis.

All financial assets not classified as amortized cost or FVOCI are classified as and measured at FVPL. On initial recognition, a financial asset that otherwise meets the requirements to be measured at amortized cost or FVOCI may be irrevocably designated as FVPL if doing so eliminates or significantly reduces an accounting mismatch that would otherwise arise.

Financial instruments are measured on initial recognition at fair value, plus, in the case of financial instruments other than those classified as FVPL, directly attributable transaction costs. Measurement of financial assets in subsequent periods depends on whether the financial asset has been classified as amortized cost, FVPL or FVOCI. Measurement of financial liabilities subsequent to initial recognition depends on whether they are classified as amortized cost or FVPL. Financial assets and financial liabilities classified as amortized cost are measured subsequent to initial recognition using the effective interest method.

Loss allowances for 'expected credit losses' are recognized on financial assets measured at amortized cost, contract assets and investments in debt instruments measured at FVOCI, but not on equity investments. A loss event is not required to have occurred before a credit loss is recognized.

The Company completes an assessment at each reporting period to determine whether there has been a significant increase in credit risk for financial assets such that an expected credit loss ("ECL") should be recognized. For financial assets in which

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2025 and 2024
(Tabular amounts in millions of United States dollars, unless otherwise noted)

the credit risk has not increased significantly since initial recognition, the ECL is measured at an amount equal to the twelve-month expected credit loss. If the credit risk has increased significantly since initial recognition, the ECL is measured at an amount equal to the expected credit losses over the lifetime of the financial asset.

ECLs are calculated using a probability-weighted estimate of credit losses. Credit losses are measured as the present value of the difference between the cash flows due to the entity in accordance with the contract and the cash flows that the Company expects to receive.

The Company has classified and measured its financial instruments as described below:

- Cash and cash equivalents and restricted cash are classified as and measured at amortized cost.
- Accounts receivable and certain other assets are classified as and measured at amortized cost.
- Long-term investments in equity securities, where the Company cannot exert significant influence, are classified as and measured at FVOCI.
- Accounts payable and accrued liabilities and long-term debt are classified as and measured at amortized cost.
- Derivative assets and liabilities, including derivative financial instruments that do not qualify as hedges, or are not designated as hedges, are classified as and measured at FVPL.

Derivative assets and liabilities, including derivative financial instruments that qualify and are designated as hedges, have changes in fair values recorded in OCI, net of tax, and are included in earnings when the underlying hedged transaction is completed. Any ineffective portion of a hedge relationship is recognized immediately in earnings.

xi.   Share-based payments

The Company has a number of equity-settled and cash-settled share-based compensation plans under which the Company issues either equity instruments or makes cash payments based on the value of the underlying equity instrument of the Company. The Company's share-based compensation plans are comprised of the following:

(a)   Restricted share units and Restricted performance share units

Restricted share units ("RSUs") and Restricted performance share units ("RPSUs") are granted under the Restricted Share Plan.

Cash-settled RSUs are granted under the Restricted Share Unit Plan (Cash-Settled).

Currently, both RSUs and RPSUs are awarded to certain employees as a percentage of long-term incentive awards.

In accordance with the relevant plan, RSUs are either equity or cash-settled and are recorded at fair value based on the market value of the shares at the grant date. The Company's compensation expense is recognized over the vesting period based on the number of units estimated to vest. Management estimates the number of awards likely to vest on grant and at each reporting date up to the vesting date. The estimated forfeiture rate is adjusted for actual forfeitures in each reporting period. On vesting of equity-settled RSUs, shares are generally issued from treasury. Cash-settled RSUs are accounted for as a liability at fair value and re-measured each period based on the current market value of the underlying stock at period end, with changes in the liability recorded as compensation expense each period.

RPSUs are equity-settled and are subject to certain vesting requirements based on performance criteria over the vesting period established by the Company. RPSUs are recorded at fair value as follows: The portion of the RPSUs related to market conditions are recorded at fair value based on the application of a Monte Carlo pricing model at the date of grant and the portion related to non-market conditions are recorded at the market value of the shares at the date of grant. The Company's compensation expense is recognized over the vesting period based on the number of units estimated to vest. Management estimates the number of awards likely to vest on grant and at each reporting date up to the vesting date. The estimated forfeiture rate is adjusted for actual forfeitures in each reporting period. On vesting of RPSUs, shares are generally issued from treasury.

(b)   Deferred share units

Deferred share units ("DSUs") are cash-settled and accounted for as a liability at fair value which is based on the market value of the shares at the grant date. The fair value of the liability is re-measured each period based on the current market value of the underlying stock at period end and any changes in the liability are recorded as compensation expense each period.

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2025 and 2024
(Tabular amounts in millions of United States dollars, unless otherwise noted)

(c)   Employee share purchase plan

The Company's contribution to the employee Share Purchase Plan ("SPP") is recorded as compensation expense on a payroll cycle basis as the employer's obligation to contribute is incurred. The cost of the common shares purchased under the SPP are either based on the weighted average closing price of the last five trading sessions prior to the end of the period for shares issued from treasury or are based on the price paid for common shares purchased in the open market.

xii.   Provision for reclamation and remediation

The Company records a liability and corresponding asset for the present value of the estimated costs of legal and constructive obligations for future site reclamation and closure activities where the liability is more likely than not to exist, and a reasonable estimate can be made of the obligation. The estimated present value of the obligation is reassessed on an annual basis or when new material information becomes available. Increases or decreases to the obligation usually arise due to changes in legal or regulatory requirements, changes in the quantities of mineral reserves and mineral resources and a corresponding change to the LOM plan, the extent of environmental remediation required, methods of reclamation, cost estimates, or discount rates. Changes to the provision for reclamation and remediation obligations related to operating mines, which are not the result of current production of inventory, are recorded with an offsetting change to the related asset. For properties where changes in estimate exceed the carrying value of the related asset, the asset is reduced to nil and the remaining change is recorded directly to earnings. For properties where mining activities have ceased or that have a short remaining mine life, changes are recorded directly to earnings.

xiii.   Metal sales

Metal sales include sales of refined gold and silver and doré, which are generally physically delivered to customers in the period in which they are produced, with their sales price based on prevailing spot market metal prices. In order to manage short-term metal price risk, the Company may enter into derivative contracts in relation to metal sales that it believes are highly likely to occur within a given period. No such contracts were outstanding as at December 31, 2025 or December 31, 2024.

Revenue from metal sales is recognized when control over the metal is transferred to the customer. Transfer of control generally occurs when the refined gold, silver or doré has been accepted by the customer. Once the customer has accepted the metals, the significant risks and rewards of ownership have typically been transferred and the customer is able to direct the use of and obtain substantially all of the remaining benefits from the metals. On transfer of control, revenue and related costs can be measured reliably and it is probable that the economic benefits associated with the transaction will flow to the Company as payment is received on the date of or within a few days of transfer of control.

xiv.   Income tax

The income tax expense or benefit for the period consists of two components: current and deferred. Income tax expense is recognized in the consolidated statement of operations except to the extent it relates to a business combination or items recognized directly in equity.

Current tax is the expected tax payable or receivable on the taxable profit or loss for the year. Current tax is calculated using tax rates and laws that were enacted or substantively enacted at the balance sheet date in each of the jurisdictions and includes any adjustments for taxes payable or recovery in respect of prior periods.

Deferred tax is recognized in respect of temporary differences between the carrying amount of assets and liabilities in the consolidated balance sheet and the corresponding tax bases used in the computation of taxable profit. Deferred tax is calculated based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using tax rates that are expected to apply in the year of realization or settlement based on tax rates and laws enacted or substantively enacted at the balance sheet date.

Deferred tax liabilities are generally recognized for all taxable temporary differences. Deferred tax liabilities are recognized for taxable temporary differences arising on investments in subsidiaries, associates and joint ventures except where the reversal of the temporary difference can be controlled, and it is probable that the difference will not reverse in the foreseeable future.

Deferred tax assets are recognized for all deductible temporary differences, carryforward of unused tax credits and unused tax losses to the extent it is probable future taxable profits will be available against which they can be utilized. The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2025 and 2024
(Tabular amounts in millions of United States dollars, unless otherwise noted)

Deferred tax assets and liabilities are offset where they relate to income taxes levied by the same taxation authority and the Company has the legal right and intent to offset.

xv. **Earnings per share**

Earnings per share calculations are based on the weighted average number of common shares and common share equivalents issued and outstanding during the period. Basic earnings per share amounts are calculated by dividing net earnings attributable to common shareholders for the period by the weighted average number of common shares outstanding during the period. Diluted earnings per share amounts are calculated by dividing net earnings attributable to common shareholders for the period by the diluted weighted average shares outstanding during the period.

Diluted earnings per share is calculated using the treasury method. The treasury method, which assumes that outstanding stock options, RSUs and RPSUs with an average exercise price below the market price of the underlying shares, are exercised and the assumed proceeds are used to repurchase common shares of the Company at the average market price of the common shares for the period.

4. **CHANGES IN MATERIAL ACCOUNTING POLICIES AND RECENT ACCOUNTING PRONOUNCEMENTS**

i. **Changes in Material Accounting Policies**

On January 1, 2025, the Company adopted amendments to IAS 21 "The Effects of Changes in Foreign Exchange Rates" which specify how to assess whether a currency is exchangeable and how to determine the exchange rate when it is not exchangeable. The amendments specify that a currency is exchangeable when it can be exchanged through market or exchange mechanisms that create enforceable rights and obligations without undue delay at the measurement date and the specified purpose. For non-exchangeable currencies, an entity is required to estimate the spot exchange rate as the rate that would have applied to an orderly exchange transaction between market participants at the measurement date under prevailing economic conditions. The amendments did not have an impact on the Company's financial statements and the comparative periods on the date of adoption as Kinross only transacts in exchangeable currencies.

ii. **Recent Accounting Pronouncements Issued Not Yet Adopted**

On April 9, 2024, the IASB issued IFRS 18 "Presentation and Disclosure in the Financial Statements" ("IFRS 18") replacing IAS 1 "Presentation of Financial Statements". IFRS 18 introduces categories and defined subtotals in the statement of profit or loss, disclosures on management-defined performance measures, and requirements to improve the aggregation and disaggregation of information in the financial statements. As a result of IFRS 18, amendments to IAS 7 "Statement of Cash Flows" were also issued to require that entities use the operating profit subtotal as the starting point for the indirect method of reporting cash flows from operating activities and also to remove presentation alternatives for interest and dividends paid and received. Similarly, amendments to IAS 33 "Earnings Per Share" were issued to permit disclosure of additional earnings per share figures using any other component of the statement of profit or loss, provided the numerator is a total or subtotal defined under IFRS 18. IFRS 18 is effective for annual reporting periods beginning on or after January 1, 2027, and is to be applied retrospectively, with early adoption permitted. The Company is currently assessing the impact of the standard on its financial statements.

On May 30, 2024, the IASB issued narrow scope amendments to IFRS 9 "Financial Instruments" ("IFRS 9") and IFRS 7 "Financial Instruments: Disclosures" ("IFRS 7"). The amendments include the clarification of the date of initial recognition or derecognition of financial liabilities, including financial liabilities that are settled in cash using an electronic payment system. The amendments also introduce additional disclosure requirements to enhance transparency regarding investments in equity instruments designated at FVOCI and financial instruments with contingent features. The amendments are effective for annual periods beginning on or after January 1, 2026, with early adoption permitted and are not expected to have an impact on the Company's financial statements.

On December 18, 2024, the IASB issued targeted amendments to IFRS 9 and IFRS 7 to help companies better report the financial effects of nature-dependent electricity contracts. The amendments clarify the factors an entity would consider when assessing whether a renewable electricity contract qualifies for the own-use exemption under IFRS 9, as well as hedge accounting requirements for when a renewable electricity contract is designated as the hedging instrument in a cash flow hedge of forecasted sales or purchases of electricity. The amendments are effective for annual reporting periods beginning on or after January 1, 2026, with early adoption permitted. The amendments shall be applied retrospectively, however prior

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2025 and 2024
(Tabular amounts in millions of United States dollars, unless otherwise noted)

periods need not be restated to reflect the application of the amendments. The amendments are not expected to have a significant impact on the Company's financial statements.

5.   SIGNIFICANT JUDGMENTS, ESTIMATES AND ASSUMPTIONS

The preparation of the Company's financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates and assumptions are continually evaluated and are based on management's experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Actual results could differ from these estimates.

The areas which require management to make significant judgments, estimates and assumptions in applying the Company's accounting policies and determining carrying values include, but are not limited to:

i.   Determination of mineral reserves and mineral resources

The information relating to the geological data on the size, depth and shape of the ore body requires complex geological judgments to interpret the data. Proven and probable mineral reserves are the economically mineable parts of the Company's measured and indicated mineral resources demonstrated by at least a preliminary feasibility study. The Company estimates its proven and probable mineral reserves and measured and indicated and inferred mineral resources based on information compiled by appropriately qualified persons. The estimation of future cash flows related to proven and probable mineral reserves is based upon factors such as estimates of commodity prices, foreign exchange rates, future capital requirements and production costs along with geological assumptions and judgments made in estimating the size and grade of the ore body. Changes in the proven and probable mineral reserves or measured and indicated and inferred mineral resources estimates may impact the carrying value of property, plant and equipment, reclamation and remediation obligations, recognition of deferred tax amounts and depreciation, depletion and amortization.

ii.   Valuation of long-lived assets

The assessment of the fair values of long-lived assets for potential impairment or reversal of impairment require the use of estimates and assumptions for recoverable production, future capital requirements and operating performance, as contained in the Company's LOM plans, as well as future and long-term commodity prices, discount rates and foreign exchange rates. Changes in any of the assumptions or estimates used in determining the fair value of other long-lived assets could impact the impairment analysis.

The Company's LOM plans are based on detailed research, analysis and modeling to maximize the NAV of each CGU. As such, these plans consider the optimal level of investment, overall production levels and sequence of extraction, taking into account all relevant characteristics of the ore body, including waste to ore ratios, ore grades, haul distances, chemical and metallurgical properties impacting process recoveries, capacities of available extraction, haulage and processing equipment, and other factors. Therefore, the LOM plan is an appropriate basis for forecasting production output in each future year and the related production costs and capital expenditures. The LOM plans have been determined using cash flow projections from financial budgets approved by senior management.

Projected future revenues reflect the forecast future production levels at each of the Company's CGUs as detailed in the LOM plans. These forecasts may include the production of mineralized material that does not currently qualify for inclusion in a mineral reserve or mineral resource classification. This is consistent with the methodology used to measure value beyond proven and probable reserves when allocating the purchase price of a business combination to acquired mining assets. The fair value arrived at, as described above, is the Company's estimate of fair value for accounting purposes and is not a "preliminary assessment", as defined in Canadian Securities Administrators' National Instrument 43-101 "Standards of Disclosure for Mineral Projects".

Projected future revenues also reflect the Company's estimates of future metals prices, which are determined based on current prices, forward prices and forecasts of future prices prepared by industry analysts. These estimates often differ from current price levels, but the methodology used is consistent with how a market participant would assess future metals prices.

The Company's estimates of future cash costs of production and capital expenditures are based on the LOM plans for each CGU. Costs incurred in currencies other than the U.S. dollar are translated to U.S. dollar equivalents based on long-term forecasts of foreign exchange rates, on a currency by currency basis, obtained from independent sources of economic data.

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2025 and 2024
(Tabular amounts in millions of United States dollars, unless otherwise noted)

Oil prices are a significant component of cash costs of production and are estimated based on the current price, forward prices, and forecasts of future prices from third party sources.

The discount rate applied to present value the net future cash flows is based on a real weighted average cost of capital by country to account for geopolitical risk.

iii.   Inventories

Costs are attributed to the leach pads based on current mining costs, including applicable depreciation, depletion and amortization relating to mining operations incurred up to the point of placing the ore on the pad. Costs are removed from the leach pad based on the average cost per recoverable ounce of gold on the leach pad as the gold is recovered. Estimates of recoverable gold on the leach pads are calculated from the quantities of ore placed on the pads, the grade of ore placed on the leach pads and an estimated percentage of recovery. Timing and ultimate actual recovery of gold contained on leach pads can vary significantly from the estimates. The quantities of recoverable gold placed on the leach pads are reconciled to the quantities of gold actually recovered (metallurgical balancing), by comparing the grades of ore placed on the leach pads to actual ounces recovered. The nature of the leaching process inherently limits the ability to precisely monitor inventory levels. As a result, the metallurgical balancing process is constantly monitored and the engineering estimates are refined based on actual results as well as for changes to the mine plan over time. The ultimate actual recovery of gold from a pad will not be known until the leaching process is completed.

The allocation of costs to ore in stockpiles, ore on leach pads and in-process inventories involve the use of estimates. There is a high degree of judgment in estimating future production levels, proven and probable mineral reserves estimates, gold prices, and the ultimate estimated recovery for ore on leach pads. There can be no assurance that actual results will not differ significantly from estimates used in the determination of the carrying value of inventories.

iv.   Provision for reclamation and remediation

The Company assesses its provision for reclamation and remediation on an annual basis or when new material information becomes available. Mining and exploration activities are subject to various laws and regulations governing the protection of the environment. The reclamation and remediation obligations are determined using estimates of the nature, timing and amount of future costs the Company will incur to complete the reclamation and remediation work required to comply with existing laws and regulations at each mining operation. Future changes to environmental laws and regulations could change the nature and extent of reclamation and remediation work required to be performed by the Company. Changes in the nature, timing and amount of future costs, as well as inflation, foreign exchange and discount rate assumptions, could materially impact the amounts charged to operations for reclamation and remediation. The provision represents management's best estimate of the present value of the future reclamation and remediation obligation. The actual future expenditures may differ from the amounts currently provided.

v.   Taxes

The Company is subject to income taxes in numerous jurisdictions. Significant judgment is required in determining the provision for income taxes, due to the complexity of legislation. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business.

The Company recognizes the deferred tax benefit related to deferred income and resource tax assets to the extent recovery is probable. Assessing the recoverability of deferred income tax assets requires management to make estimates of future taxable profit. To the extent that future cash flows and taxable profit differ significantly from estimates, the ability of the Company to realize the net deferred tax assets recorded at the balance sheet date could be impacted. In addition, future changes in tax laws could limit the ability of the Company to obtain tax deductions in future periods from deferred income and resource tax assets.

vi.   Contingencies

Due to the size, complexity and nature of the Company's operations, various legal and tax matters are outstanding from time to time. Contingencies can be possible assets or liabilities arising from past events which, by their nature, will only be resolved when one or more future events not wholly within our control occur or fail to occur. The assessment of such contingencies involves the use of significant judgment and estimates. In the event that management's estimate of the future resolution of these matters changes, the Company will recognize the effects of the changes in its consolidated financial statements on the date such changes occur.

KINROSS GOLD CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2025 and 2024
(Tabular amounts in millions of United States dollars, unless otherwise noted)

6.   DIVESTITURES

On August 10, 2022, the Company announced that it had completed the sale of its 90% interest in the Chirano mine in Ghana to Asante Gold Corporation ("Asante") for total consideration of $225.0 million in cash and shares. In accordance with the share purchase and sale agreement, the Company received $60.0 million in cash and 34,962,584 Asante common shares on closing, and the remaining cash consideration of $128.8 million (the "Deferred Consideration") was to be received over the two-year period subsequent to closing.

On August 8, 2025, the Company and Asante amended the share purchase and sale agreement (the "Amended Sale Agreement") including with respect to the remaining Deferred Consideration. On August 12, 2025, Asante settled the outstanding Deferred Consideration including accrued interest through a cash payment of $53.4 million, 36,927,650 Asante common shares, and a convertible debenture in the principal amount of $79.7 million, which was determined to be fair value. The Asante common shares were recorded at fair value of $44.0 million based on the quoted market price on the closing date and were subsequently measured at FVOCI. The convertible debenture had a maturity date of August 12, 2032 and a conversion option of C$1.81 per share up until August 12, 2030.

In connection with the Amended Sale Agreement, the Company recognized interest of $31.8 million in finance income and a gain on refinancing of $15.4 million in other income on closing of the August 8, 2025 transaction.

In September 2025, the Company sold all of its Asante common shares, an aggregate of 66,778,634 shares, for net consideration of $82.8 million. As a result, the Company recognized gains in OCI of $5.5 million.

In October 2025, the Company exercised its conversion option on the total amount of the convertible debenture, including principal and accrued interest, and received 61,735,867 Asante common shares. The Company subsequently sold all of the newly issued Asante common shares for net proceeds of $95.5 million and recognized an additional gain of $15.8 million in other income in the year ended December 31, 2025. In combination with the cash payments received from the Amended Sale Agreement and the proceeds from the sale of Asante securities, the Company received $231.7 million in cash in the year ended December 31, 2025.

7.   CONSOLIDATED FINANCIAL STATEMENT DETAILS

Consolidated Balance Sheets

i.   Cash and cash equivalents:

	December 31, 2025	December 31, 2024
Cash	$ 886.8	$ 281.6
Short-term deposits	855.4	329.9
	$ 1,742.3	$ 611.5

ii.   Accounts receivable and prepaid assets:

	December 31, 2025	December 31, 2024
Deferred payment consideration[a]	$ -	$ 100.0
Receivables	30.5	52.6
VAT receivables	53.7	44.6
Prepaid expenses	42.2	43.4
Deposits	19.4	16.7
	$ 145.8	$ 257.3

(a) Deferred payment consideration was related to the fair value of the Deferred Consideration in connection with the sale of the Company's Chirano operations in 2022. On August 12, 2025, the Company received the Deferred Consideration in the form of cash, common shares and a convertible debenture. See Note 6.

KINROSS GOLD CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2025 and 2024
(Tabular amounts in millions of United States dollars, unless otherwise noted)

iii. Inventories:

	December 31, 2025	December 31, 2024
Ore in stockpiles[a]	$ 546.5	$ 512.3
Ore on leach pads[b][c]	684.8	708.5
In-process	202.0	186.9
Finished metal	21.7	19.4
Materials and supplies	400.5	374.5
	1,855.5	1,801.6
Long-term portion of ore in stockpiles and ore on leach pads[a][b]	(485.2)	(558.4)
	$ 1,370.3	$ 1,243.2

(a) Ore in stockpiles relates to the Company's operating mines. Material not scheduled for processing within the next 12 months is included in other long-term assets. See Note 7v.

(b) Ore on leach pads relates to the Company's Bald Mountain, Fort Knox, and Round Mountain mines. Based on current mine plans, the Company expects to place the last tonne of ore on its leach pads at Bald Mountain in 2030 and at Round Mountain and Fort Knox in 2028. Material not scheduled for processing within the next 12 months is included in other long-term assets. See Note 7v.

(c) During the year ended December 31, 2025, the Company recognized a reversal of net realizable value inventory adjustments which decreased production cost of sales by $22.8 million and depreciation, depletion and amortization by $15.8 million.

iv. Property, plant and equipment:

		Mineral Interests		
	Land, plant and equipment[a]	Development and operating properties[b]	Pre-development properties[c]	Total
Cost				
Balance at January 1, 2025	$ 10,581.5	$ 9,534.4	$ 1,570.2	$ 21,686.1
Additions	606.4	627.8	38.4	1,272.6
Change in reclamation and remediation obligations[d]	-	82.8	3.2	86.0
Disposals	(88.2)	-	-	(88.2)
Transfers and other	(0.3)	0.3	-	-
Balance at December 31, 2025	11,099.4	10,245.3	1,611.8	22,956.5
Accumulated depreciation, depletion and amortization and reversal of impairment charge				
Balance at January 1, 2025	$ (7,198.0)	$ (6,519.5)	$ -	$ (13,717.5)
Depreciation, depletion and amortization	(644.6)	(487.6)	-	(1,132.2)
Reversal of impairment charge[e]	-	116.1	-	116.1
Disposals	66.5	-	-	66.5
Balance at December 31, 2025	(7,776.1)	(6,891.0)	-	(14,667.1)
Net book value	$ 3,323.3	$ 3,354.3	$ 1,611.8	$ 8,289.4
Amount included above as at December 31, 2025:				
Assets under construction	$ 330.5	$ 333.7	$ 83.8	$ 748.0
Assets not being depreciated[f]	$ 592.2	$ 650.4	$ 1,611.8	$ 2,854.4

(a) Additions for the year ended December 31, 2025 include $8.5 million of right-of-use ("ROU") assets for lease arrangements entered into. Depreciation, depletion and amortization during the year ended December 31, 2025 includes depreciation for ROU assets of $12.7 million. The net book value of property, plant and equipment includes ROU assets with an aggregate net book value of $16.2 million as at December 31, 2025.

(b) As at December 31, 2025, the significant development and operating properties are Tasiast, Paracatu, La Coipa, Fort Knox (including Manh Choh), Round Mountain, Bald Mountain, and Lobo-Marte.

(c) As at December 31, 2025, the significant pre-development properties include $1,605.9 million for Great Bear.

(d) See Note 12.

(e) During the year ended December 31, 2025, an impairment reversal of $116.1 million was recorded at Lobo-Marte, entirely related to property, plant, and equipment. See Note 8i.

(f) Assets not being depreciated relate to land, capitalized E&E costs, assets under construction, which relate to expansion projects, and other assets that are in various stages of being readied for use.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2025 and 2024
(Tabular amounts in millions of United States dollars, unless otherwise noted)

| | | Mineral Interests | | |
	Land, plant and equipment[a]	Development and operating properties[b]	Pre-development properties[c]	Total
Cost				
Balance at January 1, 2024	$ 10,138.6	$ 8,853.4	$ 1,492.0	$ 20,484.0
Additions	455.7	714.3	78.2	1,248.2
Disposals	(64.7)	(34.2)	-	(98.9)
Change in reclamation and remediation obligations[d]	-	53.1	-	53.1
Transfers and other	51.9	(52.2)	-	(0.3)
Balance at December 31, 2024	10,581.5	9,534.4	1,570.2	21,686.1
Accumulated depreciation, depletion, amortization and reversal of impairment charge				
Balance at January 1, 2024	$ (6,652.1)	$ (5,868.7)	$ -	$ (12,520.8)
Depreciation, depletion and amortization	(658.5)	(703.9)	-	(1,362.4)
Reversal of impairment charge[e]	57.4	16.7	-	74.1
Disposals	55.2	36.4	-	91.6
Balance at December 31, 2024	(7,198.0)	(6,519.5)	-	(13,717.5)
Net book value	$ 3,383.5	$ 3,014.9	$ 1,570.2	$ 7,968.6
Amount included above as at December 31, 2024:				
Assets under construction	$ 276.3	$ 305.9	$ 44.1	$ 626.3
Assets not being depreciated[f]	$ 543.2	$ 568.6	$ 1,570.2	$ 2,682.0

(a) *Additions for the year ended December 31, 2024 include $1.9 million of ROU assets for lease arrangements entered into. Depreciation, depletion and amortization during the year ended December 31, 2024 includes depreciation for ROU assets of $12.6 million. The net book value of property, plant and equipment includes ROU assets with an aggregate net book value of $21.0 million as at December 31, 2024.*
(b) *As at December 31, 2024, the significant development and operating properties are Tasiast, Paracatu, La Coipa, Fort Knox (including Manh Choh), Round Mountain, Bald Mountain, and Lobo-Marte.*
(c) *As at December 31, 2024, the significant pre-development properties include $1,564.4 million for Great Bear.*
(d) *See Note 12.*
(e) *During the year ended December 31, 2024, an impairment reversal of $74.1 million was recorded at Round Mountain, entirely related to property, plant, and equipment. See Note 8ii.*
(f) *Assets not being depreciated relate to land, capitalized E&E costs, assets under construction, which relate to expansion projects, and other assets that are in various stages of being readied for use.*

During the year ended December 31, 2025, the Company capitalized $10.1 million of interest expense, primarily related to qualifying capital expenditures at Lobo-Marte and Bald Mountain, and had an annualized weighted average borrowing rate of 5.94%. During the year ended December 31, 2024, the Company capitalized $88.2 million of interest expense, primarily related to qualifying expenditures at Great Bear, Tasiast and Fort Knox, including Manh Choh, and had an annualized weighted average borrowing rate of 6.26%.

At December 31, 2025, $1,621.6 million (December 31, 2024 – $1,579.9 million) of E&E assets were included in mineral interests.

E&E costs during the year were recognized as follows:

	Years ended December 31,	
	2025	2024
Capitalized E&E costs[a]	$ **41.7**	$ 92.1
Expensed E&E costs[b]	**173.4**	166.4
	$ **215.1**	$ 258.5

(a) *Capitalized E&E costs are included in investing cash flows. During the year ended December 31, 2025, capitalized E&E costs of $41.7 million (year ended December 31, 2024 – $78.2 million) were related to pre-development properties, of which $nil (year ended December 31, 2024 – $55.6 million) represents capitalized interest.*
(b) *Expensed E&E costs are included in operating cash flows. During the year ended December 31, 2025, expensed E&E costs of $30.9 million (year ended December 31, 2024 – $61.1 million) were related to pre-development properties.*

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2025 and 2024
(Tabular amounts in millions of United States dollars, unless otherwise noted)

v.   Other long-term assets:

	December 31, 2025	December 31, 2024
Long-term portion of ore in stockpiles and ore on leach pads[a]	$ 485.2	$ 558.4
Long-term receivables	83.0	75.5
Advances to suppliers	72.6	46.6
Investment in joint venture - Puren[b]	49.6	13.7
Other	18.5	18.9
	$ 708.9	$ 713.1

(a)   Long-term portion of ore in stockpiles and ore on leach pads represents material not scheduled for processing within the next 12 months. As at December 31, 2025, long-term ore in stockpiles was at the Company's Paracatu, Tasiast and La Coipa mines, and long-term ore on leach pads was at the Company's Fort Knox and Round Mountain mines.

(b)   The Company's Puren joint venture investment is accounted for under the equity method. There are no publicly quoted market prices for Puren.

vi.   Accounts payable and accrued liabilities:

	December 31, 2025	December 31, 2024
Trade payables	$ 129.6	$ 83.9
Accrued liabilities[a]	363.3	303.0
Employee related accrued liabilities	223.5	156.1
	$ 716.4	$ 543.0

(a)   Includes accrued interest payable of $20.0 million as at December 31, 2025 (December 31, 2024 – $31.1 million). See Note 11iv.

Consolidated Statements of Operations

vii.   Other operating expense:

	Years ended December 31,	
	2025	2024
Other operating expense	$ 93.9	$ 14.0

Other operating expense for the year ended December 31, 2025 includes reclamation (recovery) expense of ($56.0) million (year ended December 31, 2024 – $6.9 million) related to properties where the changes in estimate exceeded the carrying value of the related assets, where mining activities have ceased, or that have a short remaining mine life. Other operating expense for the year ended December 31, 2025 also includes expenses related to non-operating assets of $59.6 million (year ended December 31, 2024 – $8.5 million) and upfront payments made in connection with the finalization of collective labour agreements of $55.6 million.

viii.   Finance expense:

	Years ended December 31,	
	2025	2024
Interest expense, including accretion of debt and lease liabilities[a]	$ 81.8	$ 50.5
Accretion of reclamation and remediation obligations	49.5	40.9
	$ 131.3	$ 91.4

(a)   During the year ended December 31, 2025, $10.1 million of interest was capitalized to property, plant and equipment (year ended December 31, 2024 – $88.2 million). See Note 7iv.

Total interest paid, including interest capitalized, during the year ended December 31, 2025 was $85.0 million (year ended December 31, 2024 – $128.2 million). See Note 12iv.

KINROSS GOLD CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2025 and 2024
(Tabular amounts in millions of United States dollars, unless otherwise noted)

ix.   Employee benefits expenses:

The following employee benefits expenses are included in production cost of sales, general and administrative, and exploration and business development expenses:

	Years ended December 31,	
	2025	2024
Salaries, short-term incentives, and other benefits	$ **768.9**	$ 670.1
Share-based payments	**69.7**	30.2
Other	**24.4**	19.4
	$ **863.0**	$ 719.7

8.   IMPAIRMENT REVERSAL

	Years ended December 31,	
	2025	2024
Impairment reversal	$ **(116.1)**	$ (74.1)

i.   Lobo-Marte

The increase in the Company's future gold price estimates was identified as an indicator of impairment reversal in the fourth quarter of 2025 and an assessment was performed to determine the recoverable amount of the Lobo-Marte CGU. The Company recorded an impairment reversal of $116.1 million in the fourth quarter, related entirely to property, plant and equipment at Lobo-Marte, as the recoverable amount was determined to be greater than the carrying amount. The reversal was limited to the remaining impairment charge previously recorded. The tax impact of the impairment reversal at Lobo-Marte was an income tax expense of $34.5 million. After giving effect to the impairment reversal, the carrying value of Lobo-Marte was $519.7 million as at December 31, 2025.

Key assumptions used in determining the recoverable amount of Lobo-Marte included an estimated long-term gold price of $3,000 per ounce and an estimated long-term oil price of $65 per barrel. The discount rate applied to present value the net future cash flows, based on the real weighted average cost of capital, was 10.37% for Lobo-Marte. For the previous impairment test at Lobo-Marte in 2024, an estimated long-term gold price of $2,000 per ounce and a discount rate of 10.40% were used.

ii.   Round Mountain

During the year ended December 31, 2024, the Company recorded an impairment reversal of $74.1 million related entirely to property, plant, and equipment at Round Mountain due to the increase in the Company's future gold price estimates. The reversal was limited to the carrying value that would have been determined, net of any applicable depreciation, had no impairment charge been previously recognized, and represents the full reversal of the impairment charge previously recorded in 2022. The tax impact of the impairment reversal at Round Mountain was an income tax expense of $0.7 million.

9.   FAIR VALUE MEASUREMENT

i.   Recurring fair value measurement:

The Company categorizes each of its fair value measurements in accordance with a fair value hierarchy. The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts and volatility measurements used to value option contracts), or inputs that are derived principally from or corroborated by observable market data or other means. Level 3 inputs are unobservable (supported by little or no market activity). The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

For financial instruments that are recognized at fair value on a recurring basis, the Company determines whether transfers have occurred between levels in the hierarchy by re-assessing their classification (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2025 and 2024
(Tabular amounts in millions of United States dollars, unless otherwise noted)

Assets (liabilities) measured at fair value on a recurring basis as at December 31, 2025 include:

	Level 1	Level 2	Level 3	Aggregate Fair Value
Equity investments at FVOCI	$ 99.3	$ -	$ -	$ 99.3
Derivative contracts:				
Foreign currency forward and collar contracts	-	5.9	-	5.9
Energy swap contracts	-	(6.1)	-	(6.1)
Total return swaps	-	8.3	-	8.3
	$ 99.3	$ 8.1	$ -	$ 107.4

During the year ended December 31, 2025, there were no transfers between Level 1 and Level 2 fair value measurements, and no transfers into or out of Level 3 fair value measurements.

The valuation techniques that are used to measure fair value are as follows:

Equity investments at FVOCI:

Equity investments at FVOCI include shares in publicly traded companies listed on a stock exchange. The fair value of equity investments at FVOCI for shares in publicly traded companies is determined based on a market approach reflecting the closing price of each particular security at the consolidated balance sheet date. The closing price is a quoted market price obtained from the exchange that is the principal active market for the particular security, and therefore these equity instruments are classified within Level 1 of the fair value hierarchy.

Derivative contracts:

The Company's derivative contracts are valued using pricing models and the Company generally uses similar models to value similar instruments. Such pricing models require a variety of inputs, including contractual cash flows, quoted market prices, applicable yield curves and credit spreads. The fair value of derivative contracts is based on quoted market prices for comparable contracts and represents the amount the Company would have received from, or paid to, a counterparty to unwind the contract at the quoted market rates in effect at the consolidated balance sheet date and therefore derivative contracts are classified within Level 2 of the fair value hierarchy.

The Company enters in total return swaps ("TRS") as economic hedges of the Company's DSUs and cash-settled RSUs. Hedge accounting was not applied to the TRS. At December 31, 2025, 2,515,000 TRS units were outstanding.

ii.   Fair value measurements related to non-financial assets:

The Company recorded a reversal of a previously recorded impairment charge related to the property, plant and equipment at Lobo-Marte, in the fourth quarter of 2025, due to changes in the estimates of future gold prices used to determine the recoverable amount of the Lobo-Marte CGU. The recoverable amount was determined on a fair value less cost of disposal basis using certain unobservable assumptions and as a result was classified within Level 3 of the fair value hierarchy. See Note 8i.

iii.   Fair value of financial assets and liabilities not measured and recognized at fair value:

Cash and cash equivalents, restricted cash, accounts receivable, and accounts payable and accrued liabilities are measured at amortized cost. Carrying values for these financial instruments approximate their fair values due to their short-term maturities.

Long-term debt is measured at amortized cost. The fair value of long-term debt is primarily measured using market determined variables, and therefore was classified within Level 2 of the fair value hierarchy. See Note 11.

10.   CAPITAL AND FINANCIAL RISK MANAGEMENT

The Company manages its capital to ensure that it will be able to continue to meet its financial and operational strategies and obligations, while maximizing the return to shareholders through the optimization of debt and equity financing. The Board of Directors has established a number of quantitative measures related to the management of capital. Management continuously monitors its capital position and periodically reports to the Board of Directors.

The Company's operations are sensitive to changes in commodity prices, foreign currency exchange and interest rates. The Company manages its exposure to changes in currency exchange rates and energy prices by periodically entering into derivative contracts in accordance with the formal risk management policy approved by the Company's Board of Directors. The Company's practice is to not hedge metal sales. However, in certain circumstances the Company may use derivative

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2025 and 2024
(Tabular amounts in millions of United States dollars, unless otherwise noted)

contracts to hedge against the risk of falling prices for a portion of its forecasted metal sales. The Company may also assume derivative contracts as part of a business acquisition, or they may be required under financing arrangements.

All of the Company's hedges are cash flow hedges. The Company applies hedge accounting whenever hedging relationships exist and have been documented.

i.   Capital management

The Company's objectives when managing capital are to:

- Ensure the Company has sufficient cash available to support the mining, exploration, and other areas of the business in any gold price environment;
- Ensure the Company has the capital and capacity to support a long-term growth strategy;
- Provide investors with a superior rate of return on their invested capital;
- Ensure compliance with all bank covenant ratios; and
- Minimize counterparty credit risk.

The Company adjusts its capital structure based on changes in forecasted economic conditions and based on its long-term strategic business plan. The Company has the ability to adjust its capital structure by issuing new equity, drawing on existing credit facilities, issuing new debt, and selling or acquiring assets. The Company can also control how much capital is returned to shareholders through dividends and share repurchases.

The Company is not subject to any externally imposed capital requirements.

The Company's quantitative capital management objectives are largely driven by the requirements under its debt agreements as well as a target total debt to total debt and common shareholders' equity ratio as noted in the table below:

	December 31, 2025	December 31, 2024
Long-term debt	$ 738.2	$ 1,235.5
Current portion of long-term debt	-	199.9
Total debt	$ 738.2	$ 1,435.4
Common shareholders' equity	$ 8,576.0	$ 6,861.6
Total debt / total debt and common shareholders' equity ratio	7.9%	17.3%
Company target	0 – 30%	0 – 30%

ii.   Gold and silver price risk management

In order to manage short-term metal price risk, the Company may enter into derivative contracts in relation to metal sales that it believes are highly likely to occur within a given period. No such contracts were outstanding as at December 31, 2025 and December 31, 2024.

iii.   Currency risk management

The Company is primarily exposed to currency fluctuations relative to the U.S. dollar on expenditures that are denominated in Canadian dollars, Brazilian reais, Chilean pesos, and Mauritanian ouguiya. This risk is reduced, from time to time, through the use of foreign currency hedging contracts to lock in the exchange rates on future non-U.S. currency denominated cash outflows. The Company has entered into hedging contracts to purchase Canadian dollars, Chilean pesos, and Brazilian reais, as part of this risk management strategy. The Company is also exposed to the impact of currency fluctuations on its monetary assets and liabilities. The Company may from time to time manage the exposure on the net monetary items.

As at December 31, 2025, with other variables unchanged, the following represents the effect of movements in foreign currency exchange rates on the Company's net working capital, on earnings before taxes from a 10% change in the exchange rate of the U.S. dollar against the Brazilian real, Canadian dollar, Chilean peso, Mauritanian ouguiya and other foreign currencies.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2025 and 2024
(Tabular amounts in millions of United States dollars, unless otherwise noted)

	Foreign currency net working capital	10% strengthening in U.S. dollar Effect on earnings before taxes, gain (loss)[a]	10% weakening in U.S. dollar Effect on earnings before taxes, gain (loss)[a]
Brazilian reais	$ (403.8)	$ 36.7	$ (44.9)
Mauritanian ouguiya	$ (99.6)	$ 9.1	$ (11.1)
Chilean pesos	$ (6.4)	$ 0.6	$ (0.7)
Canadian dollars	$ 85.7	$ (7.8)	$ 9.5
Other[b]	$ (6.8)	$ 0.6	$ (0.8)

(a) As described in Note 3ii, the Company translates its monetary assets and liabilities into U.S. dollars at the rates of exchange at the consolidated balance sheet dates. Gains and losses on translation of foreign currencies are included in earnings.

(b) Includes Euro, British pound, Australian dollar and South African rand.

As at December 31, 2025, with other variables unchanged, the following represents the effect of the Company's foreign currency hedging contracts on OCI before taxes from a 10% change in the exchange rate of the U.S. dollar against the Canadian dollar, Chilean peso, and Brazilian real.

	10% strengthening in U.S. dollar Effect on OCI before taxes, (loss)[a]	10% weakening in U.S. dollar Effect on OCI before taxes, gain[a]
Canadian dollar	$ (16.6)	$ 20.3
Chilean peso	$ (6.4)	$ 10.4
Brazilian real	$ (6.3)	$ 11.9

(a) Upon maturity of these contracts, the amounts in OCI before taxes will reverse against hedged items that the contracts relate to, which may be to earnings or property, plant and equipment.

iv.   **Energy price risk management**

The Company is exposed to changes in energy prices through its consumption of diesel and other fuels, and the price of electricity in some electricity supply contracts. The Company entered into energy swap contracts that partially protect against the risk of fuel price increases. Fuel is consumed in the operation of mobile equipment and electricity generation.

As at December 31, 2025, with other variables unchanged, the following represents the effect of the Company's energy swap contracts on OCI before taxes from a 10% change in WTI oil prices.

	10% increase in price Effect on OCI before taxes, gain[a]	10% decrease in price Effect on OCI before taxes, (loss)[a]
WTI oil	$ 8.3	$ (8.3)

(a) Upon maturity of these contracts, the amounts in OCI before taxes will reverse against hedged items that the contracts relate to, which may be to earnings or property, plant and equipment.

v.   **Liquidity risk management**

The Company manages liquidity risk by maintaining adequate cash and cash equivalent balances (December 31, 2025 – $1,742.3 million in aggregate), by utilizing its credit facilities and by monitoring developments in the capital markets. The Company continuously monitors and reviews both actual and forecasted cash flows. The contractual cash flow requirements for financial liabilities as at December 31, 2025 include scheduled debt repayments of $750.0 million due in more than 5 years. See Note 11. All current liabilities are due to be settled within one year.

vi.   **Credit risk management**

Credit risk relates to cash and cash equivalents, receivables and derivative contracts and arises from the possibility that any counterparty to an instrument fails to perform. For cash and cash equivalents, trade receivables and derivative contracts, the Company generally transacts with highly-rated counterparties. As at December 31, 2025, the carrying value of cash and cash equivalents, restricted cash, accounts receivable, derivative assets, and long-term receivables, net of any allowances for losses, represents the Company's maximum exposure to credit risk.

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2025 and 2024
(Tabular amounts in millions of United States dollars, unless otherwise noted)

11. LONG-TERM DEBT AND CREDIT FACILITIES

			December 31, 2025				December 31, 2024	
	Interest Rates	Nominal Amount	Deferred Financing Costs[a]	Carrying Amount	Fair Value[b]		Carrying Amount	Fair Value[b]
Senior notes	(i) 6.25%-6.875%	$ 744.1	$ (5.9)	$ 738.2	$ 812.9	$	1,235.5	$ 1,272.7
Term loan	(ii) SOFR plus 1.25%	-	-	-	-		199.9	200.0
Total long-term and current debt		$ 744.1	$ (5.9)	$ 738.2	$ 812.9	$	1,435.4	$ 1,472.7
Less: current portion		-	-	-	-		(199.9)	(200.0)
Long-term debt and credit facility		$ 744.1	$ (5.9)	$ 738.2	$ 812.9	$	1,235.5	$ 1,272.7

(a) Includes transaction costs on the senior notes.
(b) The fair value of the senior notes is primarily determined using quoted market determined variables. See Note 9iii.

Scheduled debt repayments

	2026	2027-2030	2031+	
	Within 1 year	2 to 5 years	More than 5 years	Total
Debt	$ -	$ -	$ 750.0	$ 750.0

i. Senior notes

The Company's senior notes consist of $500.0 million principal amount of 6.250% notes due in 2033 and $250.0 million principal amount of 6.875% notes due in 2041. On December 4, 2025, the Company redeemed all outstanding $500.0 million 4.50% senior notes ahead of their July 15, 2027 due date.

The senior notes (collectively, the "notes") pay interest semi-annually. Except as noted below, the notes are redeemable by the Company, in whole or part, for cash at any time prior to maturity, at a redemption price equal to the greater of 100% of the principal amount or the sum of the present value of the remaining scheduled principal and interest payments on the notes discounted at the applicable treasury rate, as defined in the indentures, plus a premium of between 45 and 50 basis points, plus accrued interest, if any. Within three months of maturity of the notes due in 2033 and within six months of maturity of the notes due in 2041, the Company can redeem the notes at 100% of the principal amount plus accrued interest, if any. In addition, the Company is required to make an offer to repurchase the notes prior to maturity upon certain fundamental changes at a repurchase price equal to 101% of the principal amount of the notes plus accrued and unpaid interest to the repurchase date, if any.

ii. Term loan and revolving credit facility

On February 10, 2025, the Company repaid the remaining $200.0 million outstanding balance and fully extinguished the term loan.

The Company has a revolving credit facility of $1,500.0 million. On December 17, 2025, the Company amended the revolving credit facility to extend the maturity by one year to December 2030, restoring a five-year term. As at December 31, 2025, a balance of $nil (December 31, 2024 - $nil) was outstanding under the revolving credit facility and $7.0 million (December 31, 2024 – $6.9 million) of letters of credit were utilized.

Loan interest on the revolving credit facility is variable and is dependent on the Company's credit rating. Based on the Company's credit rating at December 31, 2025, interest charges and fees are as follows:

Type of credit	
Revolving credit facility	SOFR plus 1.25%
Letters of credit	0.833-1.25%
Standby fee applicable to unused availability	0.125%

The revolving credit facility agreement contain various covenants including limits on indebtedness, asset sales and liens. The Company was in compliance with its financial covenant in the credit agreements as at December 31, 2025.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2025 and 2024
(Tabular amounts in millions of United States dollars, unless otherwise noted)

iii.   Other

The Company entered into an amendment to increase the Letter of Credit guarantee facility with Export Development Canada ("EDC") from $400.0 million to $500.0 million and extended the maturity date from June 30, 2026 to June 30, 2028, effective November 4, 2025. Total fees related to letters of credit under this facility were 0.75% of the utilized amount. As at December 31, 2025, $250.9 million (December 31, 2024 – $247.2 million) was utilized under this facility.

In addition, as at December 31, 2025, the Company had $848.1 million (December 31, 2024 – $738.9 million) in letters of credit and surety bonds outstanding in respect of its operations in Brazil, Mauritania, the United States and Chile, as well as its discontinued operations in Ghana, which have been issued pursuant to arrangements with certain international banks and insurance companies and incur average fees of approximately 0.65%.

iv.   Changes in liabilities arising from financing activities

	Total current and long-term debt	Lease liabilities[a]	Accrued interest payable[b]	Total
Balance as at January 1, 2025	$ 1,435.4	$ 17.1	$ 31.1	$ 1,483.6
Changes from financing cash flows				
Debt repayments	(700.0)	-	-	(700.0)
Interest paid	-	-	(65.2)	(65.2)
Payment of lease liabilities	-	(7.2)	-	(7.2)
	735.4	9.9	(34.1)	711.2
Other changes				
Interest expense and accretion	$ -	$ 1.2	$ 79.5	$ 80.7
Capitalized interest[c]	-	-	10.1	10.1
Capitalized interest paid	-	-	(19.8)	(19.8)
Additions of lease liabilities	-	8.5	-	8.5
Other	2.8	0.7	(15.7)	(12.2)
	2.8	10.4	54.1	67.3
Balance as at December 31, 2025	$ 738.2	$ 20.3	$ 20.0	$ 778.5
	Total current and long-term debt	Lease liabilities[a]	Accrued interest payable[b]	Total
Balance as at January 1, 2024	$ 2,232.6	$ 27.6	$ 36.3	$ 2,296.5
Changes from financing cash flows				
Debt repayments	(800.0)	-	-	(800.0)
Interest paid	-	-	(35.6)	(35.6)
Payment of lease liabilities	-	(12.1)	-	(12.1)
	1,432.6	15.5	0.7	1,448.8
Other changes				
Interest expense and accretion	$ -	$ 1.4	$ 49.1	$ 50.5
Capitalized interest[c]	-	-	88.2	88.2
Capitalized interest paid	-	-	(92.6)	(92.6)
Additions of lease liabilities	-	1.9	-	1.9
Other	2.8	(1.7)	(14.3)	(13.2)
	2.8	1.6	30.4	34.8
Balance as at December 31, 2024	$ 1,435.4	$ 17.1	$ 31.1	$ 1,483.6

(a)   *Included in other current and long-term liabilities.*
(b)   *Included in accounts payable and accrued liabilities. See Note 7vi.*
(c)   *Included in property, plant and equipment. See Note 7iv.*

12.   PROVISIONS

	December 31, 2025	December 31, 2024
Reclamation and remediation obligations (i)	$ 991.8	$ 948.6
Other provisions	59.0	55.4
Total provisions and current provisions	$ 1,050.8	$ 1,004.0
Less: current portion	(74.2)	(62.5)
Non-current portion	$ 976.6	$ 941.5

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2025 and 2024
(Tabular amounts in millions of United States dollars, unless otherwise noted)

i. Reclamation and remediation obligations

	December 31, 2025	December 31, 2024
Balance at the beginning of the period	$ 948.6	$ 876.9
Change in estimate	30.0	60.0
Accretion	49.5	40.9
Payments	(36.3)	(29.2)
Balance at the end of the period	$ 991.8	$ 948.6
Less: current portion	(67.3)	(55.7)
Non-current portion	$ 924.5	$ 892.9

The Company conducts its operations so as to protect the public health and the environment, and to comply with all applicable laws and regulations governing protection of the environment. Reclamation and remediation obligations arise throughout the life of each mine. The Company estimates future reclamation costs based on the level of current mining activity and estimates of costs required to fulfill the Company's future obligations. The above table details the items that affect the reclamation and remediation obligations.

Included in other operating expense for the year ended December 31, 2025 is a $56.0 million recovery (year ended December 31, 2024 – $6.9 million expense) reflecting revised estimated costs that support the reclamation and remediation obligations for properties that have changes in estimate that exceed the carrying value of the related assets, have ceased mining activities, or have a short remaining mine life. See Note 7vii. The remaining change in estimate of $86.0 million was recognized as an addition to property, plant, and equipment. See Note 7iv. The majority of the expenditures are expected to occur between 2026 and 2055. The discount rates used in estimating the site restoration cost obligation were between 3.5% and 8.2% for the year ended December 31, 2025 (year ended December 31, 2024 – 4.3% and 8.4%), and the inflation rates used were between 1.9% and 4.0% for the year ended December 31, 2025 (year ended December 31, 2024 – 1.9% and 4.2%).

Regulatory authorities in certain jurisdictions require that security be provided to cover the estimated reclamation and remediation obligations. As at December 31, 2025, letters of credit totaling $580.7 million (December 31, 2024 – $478.4 million) had been issued to various regulatory agencies to satisfy financial assurance requirements for this purpose. The letters of credit were issued against the Company's Letter of Credit guarantee facility with EDC, the revolving credit facility, and pursuant to arrangements with certain international banks. The Company is in compliance with all applicable requirements under these facilities. In addition, as at December 31, 2025, $461.1 million (December 31, 2024 – $451.8 million) of surety bonds were outstanding as security over reclamation and remediation obligations with respect to Kinross' properties in the United States and Brazil. The surety bonds were issued pursuant to arrangements with international banks and insurance companies.

13. COMMON SHARE CAPITAL

The authorized share capital of the Company is comprised of an unlimited number of common shares without par value. A summary of common share transactions for the years ended December 31, 2025 and 2024 is as follows:

	2025		2024	
	Number of shares	Amount	Number of shares	Amount
	(000's)		(000's)	
Common shares				
Balance at January 1,	1,229,126	$ 4,487.3	1,227,838	$ 4,481.6
Issued:				
Issued under share option and restricted share plans	1,377	6.6	1,288	5.7
Repurchase and cancellation of common shares (i)	(30,660)	(111.9)	-	-
Total common share capital	1,199,843	$ 4,382.0	1,229,126	$ 4,487.3

i. Repurchase and cancellation of common shares

On March 19, 2025, the Company received approval from the TSX to renew its normal course issuer bid ("NCIB") program. Under the program, the Company is authorized to purchase up to 110,359,160 of its common shares during the period starting on March 24, 2025 and ending on March 23, 2026.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2025 and 2024
(Tabular amounts in millions of United States dollars, unless otherwise noted)

During the year ended December 31, 2025, the Company repurchased and cancelled 30,660,141 common shares for $612.2 million, including taxes of $11.9 million, at an average price of $19.58 per share. The book value of the cancelled shares was $111.9 million and was recorded as a reduction to common share capital.

ii.   Dividends on common shares

The following summarizes dividends declared and paid during the years ended December 31, 2025 and 2024:

	2025		2024	
	Per share	Total paid	Per share	Total paid
Dividends declared and paid during the period:				
Three months ended March 31	$ 0.030	$ 36.9	$ 0.030	$ 36.9
Three months ended June 30	0.030	36.7	0.030	36.8
Three months ended September 30	0.030	36.4	0.030	36.9
Three months ended December 31	0.035	42.1	0.030	36.9
Total		$ 152.1		$ 147.5

On February 18, 2026, the Board of Directors declared a dividend of $0.04 per common share, payable on March 26, 2026 to shareholders of record on March 11, 2026.

There were no dividends declared but unpaid at December 31, 2025 or December 31, 2024.

14.   SHARE-BASED PAYMENTS

Share-based compensation expense recorded during the years ended December 31, 2025 and 2024 was as follows:

	2025	2024
Restricted share unit plan expense, including restricted performance shares (i)	$ 69.7	$ 30.2
Deferred share units expense (ii)	36.1	9.6
Employer portion of employee share purchase plan (iii)	3.4	2.8
Total share-based compensation expense	$ 109.2	$ 42.6

i.   Restricted share plans

The Company has a Restricted Share Plan and a Restricted Share Unit Plan (Cash-Settled) whereby RSUs and RPSUs may be granted to employees, officers and contractors of the Company. Under the Restricted Share Plan, the aggregate number of shares reserved for issuance may not exceed 50 million common shares. The number of common shares available for the granting of restricted shares under this plan as at December 31, 2025 was 16.3 million.

(a)   Restricted share units

RSUs are generally exercisable into one common share, entitling the holder to acquire the common share for no additional consideration. RSUs vest over a three-year period.

The following table summarizes information about equity-settled RSUs and related changes during the years ended December 31, 2025 and 2024:

	2025		2024	
	Number of units (000's)	Weighted average share price (C$/unit)	Number of units (000's)	Weighted average share price (C$/unit)
Balance as at January 1	2,475	6.25	2,757	5.84
Granted	648	16.14	1,292	7.21
Reinvested	14	9.49	43	6.12
Redeemed	(1,135)	6.26	(1,159)	6.41
Forfeited	(68)	9.03	(458)	6.11
Outstanding as at December 31	1,934	9.48	2,475	6.25

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2025 and 2024
(Tabular amounts in millions of United States dollars, unless otherwise noted)

The following table summarizes information about cash-settled RSUs and related changes during the years ended December 31, 2025 and 2024:

	2025		2024	
	Number of units (000's)	Weighted average share price (C$/unit)	Number of units (000's)	Weighted average share price (C$/unit)
Balance as at January 1	**3,745**	**6.55**	3,915	5.77
Granted	**1,203**	**16.92**	2,301	7.47
Reinvested	**24**	**9.99**	69	6.30
Redeemed	**(2,095)**	**5.91**	(1,857)	6.14
Forfeited	**(437)**	**9.16**	(683)	6.27
Outstanding as at December 31	**2,440**	**11.78**	3,745	6.55

As at December 31, 2025, the Company had recognized a liability of $35.4 million within accounts payable and accrued liabilities, and $8.1 million within other long-term liabilities, in respect of its cash-settled RSUs.

(b)   Restricted performance share units

The RPSUs are subject to certain vesting requirements and vest at the end of three years. The vesting requirements are based on certain performance criteria over the vesting period established by the Company.

The following table summarizes information about the RPSUs and related changes during the years ended December 31, 2025 and 2024:

	2025		2024	
	Number of units (000's)	Weighted average share price (C$/unit)	Number of units (000's)	Weighted average share price (C$/unit)
Balance as at January 1	**4,208**	**6.13**	4,091	6.47
Granted	**766**	**15.07**	1,539	6.87
Reinvested	**27**	**7.61**	72	6.15
Redeemed	**(1,174)**	**7.04**	(611)	8.79
Forfeited	**(115)**	**10.46**	(883)	7.17
Outstanding as at December 31	**3,712**	**7.56**	4,208	6.13

ii.   Deferred share unit plan

The Company has a DSU plan for its outside directors which provides that each outside director receives, on the last date in each quarter, a number of DSUs having a value equal to a minimum of 50% of the compensation of the outside director for the current quarter. Each outside director can elect to receive a greater percentage of their compensation in DSUs. The number of DSUs granted to an outside director is based on the closing price of the Company's common shares on the TSX on the business day immediately preceding the DSU issue date. At such time as an outside director ceases to be a director, the Company will make a cash payment on the outstanding DSUs to the outside director in accordance with the redemption election made by the departing director or in the absence of an election to defer redemption, in accordance with the default redemption provisions provided in the DSU Plan.

The number of DSUs granted by the Company and the weighted average fair value per unit issued for the years ended December 31, 2025 and 2024 are as follows:

	Years ended December 31,	
	2025	2024
DSUs granted (000's)	**93**	173
Weighted average grant-date fair value ($C/unit)	$ **25.06**	$ 10.91

There were 1,524,954 DSUs outstanding, for which the Company had recognized a liability of $43.1 million, as at December 31, 2025 (December 31, 2024 – $19.8 million), within accounts payable and accrued liabilities.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2025 and 2024
(Tabular amounts in millions of United States dollars, unless otherwise noted)

iii.   Employee share purchase plan ("SPP")

The Company has an employee SPP whereby certain employees of the Company have the opportunity to contribute up to a maximum of 10% of their annual base salary to purchase common shares. Since 2004, the Company has made contributions equal to 50% of the employees' contributions.

15.   EARNINGS PER SHARE

Basic and diluted net earnings attributable to common shareholders of the Company for the year ended December 31, 2025 was $2,390.1 million (year ended December 31, 2024 – $948.8 million).

Earnings per share has been calculated using the weighted average number of common shares and common share equivalents issued and outstanding during the period. Stock options are reflected in diluted earnings per share by application of the treasury method.

The following table details the weighted average number of common shares outstanding for the purpose of computing basic and diluted earnings per share attributable to common shareholders for the following periods:

	Years ended December 31,	
(Number of common shares in thousands)	**2025**	2024
Basic weighted average shares outstanding	**1,219,466**	1,228,855
Weighted average shares dilution adjustments:		
Stock options	**17**	182
Restricted share units	**1,652**	1,805
Restricted performance share units	**3,472**	3,662
Diluted weighted average shares outstanding	**1,224,607**	1,234,504

16.   INCOME TAX EXPENSE

The following table shows the components of the current and deferred tax expense:

	Years ended December 31,	
	2025	2024
Current tax expense		
Current period	$ **749.3**	$ 376.3
Settlement or adjustment for prior periods	**(2.7)**	(1.1)
Deferred tax expense		
Origination and reversal of temporary differences	**131.2**	115.8
Settlement or adjustment for prior periods	**-**	(32.6)
Change in unrecognized deferred tax assets from impairment reversal	**(1.0)**	(17.8)
Change in unrecognized deferred tax assets	**(152.1)**	46.8
Total tax expense	$ **724.7**	$ 487.4

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2025 and 2024
(Tabular amounts in millions of United States dollars, unless otherwise noted)

The following table reconciles the expected income tax expense calculated at the combined Canadian federal and provincial statutory income tax rates to the income tax expense in the consolidated statements of operations:

	Years ended December 31,	
	2025	2024
Earnings before income tax	$ **3,194.7**	$ 1,481.4
Statutory Rate	**26.5%**	26.5%
Expected income tax expense	$ **846.6**	$ 392.6
Increase (decrease) resulting from:		
Foreign exchange on deferred income taxes within income tax expense	**(36.4)**	86.4
Change in unrecognized deferred tax assets	**(152.1)**	46.8
Mining and state taxes	**72.3**	36.6
Difference in foreign tax rates	**35.4**	15.4
Tax on repatriation of foreign earnings	**14.7**	6.0
True-up of prior provisions to tax filings	**6.9**	2.6
Tax impact on non-controlling interest	**(18.8)**	(9.7)
Percentage of depletion	**(38.9)**	(11.7)
Change in unrecognized deferred tax assets from impairment reversal	**(1.0)**	(17.8)
Net accounting expenses (income) not deductible (taxable) for tax	**13.0**	(21.8)
Change in income tax related uncertain tax positions	**(30.0)**	(35.5)
Other	**13.0**	(2.5)
Income tax expense	$ **724.7**	$ 487.4

i. Deferred income tax

The following table summarizes the components of deferred income tax:

	December 31, 2025	December 31, 2024
Deferred tax assets		
Reclamation and remediation obligations	$ **196.9**	$ 116.6
Inventory capitalization	**54.3**	-
Accrued expenses and other	**46.0**	93.8
Losses	**26.1**	0.7
Property, plant and equipment	**2.7**	4.8
	326.0	215.9
Deferred tax liabilities		
Property, plant and equipment	**746.2**	694.2
Accrued expenses and other	**68.2**	0.1
Inventory capitalization	**24.4**	65.3
	$ **838.8**	$ 759.6
Deferred tax liabilities - net	$ **512.8**	$ 543.7

For balance sheet disclosure purposes, deferred tax assets and liabilities have been offset where they relate to income taxes levied by the same taxation authority and the Company has the legal right and intent to offset.

The following table summarizes the movement in net deferred tax liabilities:

	December 31, 2025	December 31, 2024
Balance at the beginning of the period	$ **543.7**	$ 437.2
Recognized in the statement of operations	**(21.9)**	112.2
Recognized in OCI	**3.8**	(5.3)
Other	**(12.8)**	(0.4)
Balance at the end of the period	$ **512.8**	$ 543.7

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2025 and 2024
(Tabular amounts in millions of United States dollars, unless otherwise noted)

ii. **Unrecognized deferred tax assets and liabilities**

The aggregate amount of taxable temporary differences associated with investments in subsidiaries, for which deferred tax liabilities have not been recognized, as at December 31, 2025 is $7,476.6 million (December 31, 2024 – $7,258.9 million).

Deferred tax assets have not been recognized in respect of the following items:

	December 31, 2025	December 31, 2024
Deductible temporary differences	$ 462.3	$ 775.7
Tax losses	$ 430.6	$ 467.6

The tax losses not recognized expire as per the amount and years noted below. The deductible temporary differences do not expire under current tax legislation. Deferred tax assets have not been recognized in respect of these items because it is not probable that future taxable profit will be available against which the Company can utilize the benefits therefrom.

iii. **Non-capital losses (not recognized)**

The following table summarizes the Company's operating losses that can be applied against future taxable profit:

Country	Type	Amount	Expiry Date
Canada	Net operating losses	$ 1,389.5	2027 - 2045
Chile	Net operating losses	117.9	No expiry
Mauritania	Net operating losses	28.7	2026 - 2030
Luxembourg	Net operating losses	74.1	Various
Other	Net operating losses	38.9	Various

Global minimum top-up tax

The Global Minimum Tax Act ("GMTA") was enacted in Canada on June 20, 2024. The GMTA includes a 15% global minimum tax ("top-up tax") that applies to large multinational enterprise groups with global consolidated revenues over €750 million. As a result, the Company was subject to the top-up tax rules beginning with its 2024 taxation year. The GMTA did not have a material impact on the Company in 2025, as none of the Company's jurisdictions were subject to any material top up tax amounts for 2025.

In accordance with the amendments to IAS 12 "Income Taxes" issued by the IASB on May 23, 2023, the Company has applied a temporary mandatory exception from deferred tax accounting for the impacts of the top-up tax and will account for it as a current tax when incurred.

17. **SEGMENTED INFORMATION**

The Company operates primarily in the gold mining industry and its major product is gold. Its activities include gold production, acquisition, exploration and development of gold properties. The Company's primary mining operations are in Canada, the United States, Brazil, Chile and Mauritania.

The reportable segments are those operations whose operating results are reviewed by the chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance provided those operations pass certain quantitative thresholds. Operations whose revenues, earnings or losses or assets exceed 10% of the total consolidated revenue, earnings or losses or assets are reportable segments.

In order to determine reportable operating segments, management reviews various factors, including geographical location and managerial structure. It was determined by management that a reportable operating segment generally consists of an individual mining property managed by a single general manager and management team.

Finance income, finance expense, and other expense – net are managed on a consolidated basis and are not allocated to operating segments.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2025 and 2024
(Tabular amounts in millions of United States dollars, unless otherwise noted)

i. Operating segments

The following tables set forth operating results by reportable segment for the following years:

		Operating segments					Non-operating segments		
Year ended December 31, 2025	Tasiast	Paracatu	La Coipa	Fort Knox[a]	Round Mountain	Bald Mountain	Great Bear	Corporate and other[b]	Total
Revenue									
Metal sales	$ 1,665.9	2,058.1	824.9	1,408.6	489.6	604.0	-	-	$ 7,051.1
Cost of sales									
Production cost of sales	430.2	587.1	284.2	558.6	273.8	212.5	-	-	2,346.4
Depreciation, depletion and amortization	277.9	229.0	145.2	223.9	80.7	142.4	0.6	5.3	1,105.0
Impairment reversal	-	-	-	-	-	-	-	(116.1)	(116.1)
Total cost of sales	708.1	816.1	429.4	782.5	354.5	354.9	0.6	(110.8)	3,335.3
Gross profit (loss)	$ 957.8	1,242.0	395.5	626.1	135.1	249.1	(0.6)	110.8 $	3,715.8
Other operating expense (income)	43.3	(7.5)	18.6	17.6	(55.4)	4.0	8.4	64.9	93.9
Exploration and business development	26.8	6.6	12.2	16.2	32.4	5.8	16.9	87.5	204.4
General and administrative	-	-	-	-	-	-	-	139.9	139.9
Operating earnings (loss)	$ 887.7	1,242.9	364.7	592.3	158.1	239.3	(25.9)	(181.5) $	3,277.6
Other expense - net									(24.6)
Finance income									73.0
Finance expense									(131.3)
Earnings before tax								$	3,194.7
Capital expenditures for the year ended December 31, 2025[c]	$ 394.4	189.2	103.6	154.4	150.6	139.2	108.5	24.3 $	1,264.2

		Operating segments					Non-operating segments		
Year ended December 31, 2024	Tasiast	Paracatu	La Coipa	Fort Knox[a]	Round Mountain	Bald Mountain	Great Bear	Corporate and other[b]	Total
Revenue									
Metal sales	$ 1,456.5	1,258.9	573.3	912.5	506.8	438.2	-	2.6 $	5,148.8
Cost of sales									
Production cost of sales	415.4	548.6	231.3	452.5	328.3	220.3	-	0.7	2,197.1
Depreciation, depletion and amortization	357.1	189.3	118.3	140.9	193.2	143.0	0.5	5.2	1,147.5
Impairment reversal	-	-	-	-	(74.1)	-	-	-	(74.1)
Total cost of sales	772.5	737.9	349.6	593.4	447.4	363.3	0.5	5.9	3,270.5
Gross profit (loss)	$ 684.0	521.0	223.7	319.1	59.4	74.9	(0.5)	(3.3) $	1,878.3
Other operating (income) expense	(21.6)	7.5	9.6	0.5	(9.7)	0.9	6.2	20.6	14.0
Exploration and business development	9.6	7.9	3.3	11.6	54.1	6.0	37.1	68.2	197.8
General and administrative	-	-	-	-	-	-	-	126.2	126.2
Operating earnings (loss)	$ 696.0	505.6	210.8	307.0	15.0	68.0	(43.8)	(218.3) $	1,540.3
Other income - net									14.3
Finance income									18.2
Finance expense									(91.4)
Earnings before tax								$	1,481.4
Capital expenditures for the year ended December 31, 2024[c]	$ 377.4	142.0	74.9	332.6	143.1	59.4	103.9	12.8 $	1,246.1

		Operating segments					Non-operating segments		
	Tasiast	Paracatu	La Coipa	Fort Knox[a]	Round Mountain	Bald Mountain	Great Bear	Corporate and other[b]	Total
Property, plant and equipment at December 31, 2025	$ 2,398.4	1,600.8	292.3	978.4	466.7	246.1	1,707.4	599.3 $	8,289.4
Total assets at December 31, 2025	$ 3,122.3	2,248.8	750.2	1,662.8	728.1	412.1	1,713.9	1,772.9 $	12,411.1

		Operating segments					Non-operating segments		
	Tasiast	Paracatu	La Coipa	Fort Knox[a]	Round Mountain	Bald Mountain	Great Bear	Corporate and other[b]	Total
Property, plant and equipment at December 31, 2024	$ 2,305.5	1,600.1	359.9	1,079.6	396.3	168.9	1,595.2	463.1 $	7,968.6
Total assets at December 31, 2024	$ 3,059.0	2,028.1	511.1	1,649.7	688.5	423.9	1,596.4	908.9 $	10,865.6

(a) The Fort Knox segment includes Manh Choh.

(b) Corporate and other includes corporate, shutdown and other non-operating assets, including Kettle River-Curlew, Lobo-Marte and Maricunga. Corporate and other includes metal sales and operating loss of Maricunga of $nil and $6.5 million, respectively, for the year ended December 31, 2025 ($2.6 million and $8.6 million, respectively, for the year ended December 31, 2024). During the year ended December 31, 2024, Maricunga sold its remaining finished metals inventories after transitioning all processing activities to care and maintenance in 2019.

(c) Segment capital expenditures are presented on an accrual basis and include capitalized interest. Additions to property, plant and equipment in the consolidated statements of cash flows are presented on a cash basis.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2025 and 2024
(Tabular amounts in millions of United States dollars, unless otherwise noted)

ii.   Geographic segments

The following tables show metal sales and property, plant and equipment by geographic region:

	Metal Sales	
	As at December 31,	
	2025	2024
Geographic information[a]		
United States	$ **2,502.2**	$ 1,857.5
Brazil	**2,058.1**	1,258.9
Mauritania	**1,665.9**	1,456.5
Chile	**824.9**	575.9
Total	$ **7,051.1**	$ 5,148.8

(a)   Geographic location is determined based on location of the mining assets.

	Property, Plant and Equipment	
	As at December 31,	
	2025	2024
Geographic information[a]		
Mauritania	$ **2,404.7**	$ 2,313.1
Canada	**1,711.0**	1,599.5
United States	**1,698.7**	1,652.9
Brazil	**1,604.1**	1,604.3
Chile	**870.9**	798.8
Total	$ **8,289.4**	$ 7,968.6

(a)   Geographic location is determined based on location of the mining assets.

iii.   Significant customers

The following tables represent sales to individual customers exceeding 10% of annual metal sales for the following periods:

Year ended December 31, 2025:	Tasiast	Paracatu	La Coipa	Fort Knox	Round Mountain	Bald Mountain	Corporate and other[a]		Total
Customer									
1	$ -	430.8	173.9	263.3	63.8	38.8	-	$	970.6
2	272.0	214.7	81.4	174.1	70.9	50.0	-		863.1
3	369.3	146.8	59.3	143.4	45.6	77.5	-		841.9
4	417.3	193.0	79.8	46.8	39.4	56.3	-		832.6
5	-	352.2	109.5	165.4	86.7	109.8	-		823.6
6	403.4	143.2	51.6	76.1	60.9	78.8	-		814.0
								$	5,145.8
% of total metal sales									**73.0%**

Year ended December 31, 2024:	Tasiast	Paracatu	La Coipa	Fort Knox	Round Mountain	Bald Mountain	Corporate and other[a]		Total
Customer									
1	$ -	244.7	126.6	143.4	73.0	76.3	0.8	$	664.8
2	403.6	57.0	17.3	19.8	60.1	56.7	0.3		614.8
3	350.5	56.2	50.2	62.7	30.7	37.8	-		588.1
4	288.5	78.7	48.7	71.8	70.7	16.8	-		575.2
5	-	233.5	64.0	109.2	92.5	65.4	-		564.6
6	313.2	113.3	23.7	53.9	23.8	22.2	0.4		550.5
								$	3,558.0
% of total metal sales									69.1%

(a)   The Corporate and other segment includes metal sales for Maricunga. During the year ended December 31, 2024, Maricunga sold its remaining finished metals inventories.

The Company is not economically dependent on a limited number of customers for the sale of its product as gold can be sold through numerous commodity market traders worldwide.

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2025 and 2024
(Tabular amounts in millions of United States dollars, unless otherwise noted)

18.   COMMITMENTS AND CONTINGENCIES

i.   **Commitments**

As at December 31, 2025, the Company had future operating lease obligations of approximately $30.9 million (December 31, 2024 – $34.3 million), and future purchase commitments of approximately $3,168.1 million (December 31, 2024 – $2,419.0 million), of which $1,253.9 million relates to commitments for capital expenditures (December 31, 2024 – $420.3 million).

ii.   **Contingencies**
General

Estimated losses from contingencies are accrued by a charge to earnings when information available prior to the issuance of the financial statements indicates that it is likely that a future event will confirm that an asset has been impaired or a liability incurred at the date of the financial statements and the amount of the loss can be reasonably estimated.

Other legal matters

The Company is from time to time involved in legal proceedings, arising in the ordinary course of its business. Typically, the amount of ultimate liability with respect to these actions will not, in the opinion of management, materially affect Kinross' financial position, results of operations or cash flows.

Maricunga regulatory proceedings

In May 2015, Chilean environmental enforcement authority ("SMA") commenced an administrative proceeding against Compania Minera Maricunga alleging that pumping of groundwater to support the Maricunga operation had impacted area wetlands and, on March 18, 2016, issued a resolution alleging that CMM's pumping was impacting the "Valle Ancho" wetland. Beginning in May 2016, the SMA issued a series of resolutions ordering CMM to temporarily curtail pumping from its wells.

In response, CMM suspended mining and crushing activities and reduced water consumption to minimal levels. CMM contested these resolutions, but its efforts were unsuccessful and, except for a short period of time in July 2016, CMM's operations have remained suspended. On June 24, 2016, the SMA amended its initial sanction (the "Amended Sanction") and effectively required CMM to cease operations and close the mine, with water use from its wells curtailed to minimal levels. On July 9, 2016, CMM appealed the sanctions and, on August 30, 2016, submitted a request to the Environmental Tribunal that it issue an injunction suspending the effectiveness of the Amended Sanction pending a final decision on the merits of CMM's appeal. On September 16, 2016, the Environmental Tribunal rejected CMM's injunction request and on August 7, 2017, upheld the SMA's Amended Sanction and curtailment orders on procedural grounds. On October 9, 2018, the Supreme Court affirmed the Environmental Tribunal's ruling on procedural grounds and dismissed CMM's appeal.

On June 2, 2016, CMM was served with two separate lawsuits filed by the Chilean State Defense Counsel ("CDE"). Both lawsuits, filed with the Environmental Tribunal, alleged that pumping from the Maricunga groundwater wells caused environmental damage to area wetlands. One action relates to the "Pantanillo" wetland and the other action relates to the Valle Ancho wetland (described above). On November 23, 2018, the Tribunal ruled in favor of CMM in the Pantanillo case and against CMM in the Valle Ancho case. In the Valle Ancho case, the Tribunal required CMM to, among other things, submit a restoration plan to the SMA for approval. CMM appealed the Valle Ancho ruling to the Supreme Court. The CDE appealed to the Supreme Court in both cases and asserted in the Valle Ancho matter that the Environmental Tribunal erred by not ordering a complete shutdown of Maricunga's groundwater wells. On January 7, 2022, the Supreme Court annulled the Tribunal's rulings in both cases on procedural grounds and remanded the matters to the Tribunal for further proceedings. In parallel, in December 2020, CMM began discussions with the CDE to resolve the case through the filing of a reparation plan ("PdR"). The PdR is aimed at supporting the natural recovery that the wetlands have sustained since pumping stopped, as well as implementing other supplemental value enhancement actions in the basin. The cases before the Tribunal were stayed pending ongoing settlement discussions.

In November 2025, CMM submitted the fifth version of the PdR to the CDE along with a draft settlement agreement. The settlement agreement's core commitment is the execution of the PdR. The total cost of the PdR is estimated at $19.8 million. The PdR and the settlement agreement were presented to both the CDE's Environmental Committee and the Council and were approved during their sessions on December 23, 2025, and January 6, 2026, as applicable. The settlement (along with

KINROSS GOLD CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2025 and 2024
(Tabular amounts in millions of United States dollars, unless otherwise noted)

the PdR) now has to be presented to and approved by the Environmental Court. The timeframe for this approval is expected to be in the first quarter or second quarter of 2026. The parties are now separately working on a protocol for the follow-up of the PdR's actions and obligations and approvals of milestone fulfillments.

Income and other taxes

The Company operates in numerous countries around the world and accordingly is subject to, and pays taxes under the various regimes in countries in which it operates. These tax regimes are determined under general corporate tax laws of the country. The Company has historically filed, and continues to file, all required tax returns and to pay the taxes reasonably determined to be due. The tax rules and regulations in many countries are complex and subject to interpretation. Changes in tax law or changes in the way that tax law is interpreted may also impact the Company's effective tax rate as well as its business and operations.

Kinross' tax records, transactions and filing positions may be subject to examination by the tax authorities in the countries in which the Company has operations. The tax authorities may review the Company's transactions in respect of the year, or multiple years, which they have chosen for examination. The tax authorities may interpret the tax implications of a transaction in form or in fact, differently from the interpretation reached by the Company. In circumstances where the Company and the tax authority cannot reach a consensus on the tax impact, there are processes and procedures which both parties may undertake in order to reach a resolution, which may span many years in the future. Uncertainty in the interpretation and application of applicable tax laws, regulations or the relevant sections of Mining Conventions by the tax authorities, or the failure of relevant Governments or tax authorities to honour tax laws, regulations or the relevant sections of Mining Conventions could adversely affect Kinross.

19.   RELATED PARTY TRANSACTIONS

The Company's related parties include its subsidiaries, joint ventures and key management personnel. There were no material related party transactions in 2025 and 2024 other than transactions with subsidiaries and joint ventures, as well as the compensation of key management personnel, which were in the normal course of operations.

Compensation of key management personnel of the Company is as follows:

	Years ended December 31,	
	2025	2024
Cash compensation - salaries, short-term incentives, and other benefits	$ **13.0**	$ 10.7
Long-term incentives, including share-based payments	**52.2**	17.7
Termination and post-retirement benefits	**5.1**	2.1
Total compensation paid to key management personnel	$ **70.3**	$ 30.5

Key management personnel are defined as the Senior Leadership Team and members of the Board of Directors.

20.   CONSOLIDATING SUMMARY FINANCIAL INFORMATION

The obligations of the Company under the senior notes are guaranteed by the following 100% owned subsidiaries of the Company (the "guarantor subsidiaries"): Round Mountain Gold Corporation, Kinross Brasil Mineração S.A., Fairbanks Gold Mining, Inc., Melba Creek Mining, Inc., KG Mining (Round Mountain) Inc., KG Mining (Bald Mountain) Inc., Great Bear Resources Ltd, and Compania Minera Mantos de Oro. All guarantees by the guarantor subsidiaries are joint and several, and full and unconditional, subject to certain customary release provisions contained in the indenture governing the senior notes. The guarantees are unsecured senior obligations of the respective guarantor subsidiaries and rank equally with all other unsecured senior obligations. The guarantees are effectively subordinated to any secured indebtedness and other secured liabilities of the respective guarantor subsidiaries. The obligations of each guarantor subsidiary under its respective guarantee is limited to an amount not to exceed the maximum amount that can be guaranteed by law or without resulting in its obligations under such guarantee being voidable or unenforceable under applicable laws relating to fraudulent transfer, or under similar laws affecting the rights of creditors generally.

The following tables contain consolidating summary financial information related to the guarantor subsidiaries. For purposes of this information, the financial statements of Kinross Gold Corporation and of the guarantor subsidiaries reflect investments in subsidiary companies on an equity accounting basis.

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2025 and 2024
(Tabular amounts in millions of United States dollars, unless otherwise noted)

As at December 31, 2025 and December 31, 2024

	Kinross Gold Corp.		Guarantor Subsidiaries		Non-Guarantor Subsidiaries		Consolidation Adjustments[a]		Consolidated	
	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024
Current assets	$ 1,434.8	$ 878.5	$ 2,590.0	$ 2,806.0	$ 4,435.3	$ 3,847.4	$ (5,171.6)	$ (5,405.2)	$ 3,288.5	$ 2,126.7
Non-current assets	8,282.5	8,792.3	5,941.8	5,667.5	26,877.2	31,105.3	(31,978.9)	(36,826.2)	9,122.6	8,738.9
Current liabilities	261.3	449.2	2,082.6	1,521.3	4,227.3	4,494.8	(5,171.6)	(5,405.2)	1,399.6	1,060.1
Non-current liabilities	880.0	2,360.0	1,025.9	1,140.5	1,022.3	3,460.5	(610.8)	(4,156.1)	2,317.4	2,804.9

For the twelve months ended December 31, 2025 and December 31, 2024

	Kinross Gold Corp.		Guarantor Subsidiaries		Non-Guarantor Subsidiaries		Consolidation Adjustments[a]		Consolidated	
	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024
Revenue	$ 5,140.2	$ 3,538.8	$ 4,595.3	$ 3,266.1	$ 1,859.6	$ 1,559.9	$ (4,544.0)	$ (3,216.0)	$ 7,051.1	$ 5,148.8
Net earnings (loss) attributable to common shareholders	2,390.1	948.8	1,667.8	457.3	9,021.1	2,349.1	(10,688.9)	(2,806.4)	2,390.1	948.8

(a) *Consolidation adjustments represent the necessary amounts to eliminate the intercompany balances between the Company, the guarantor subsidiaries and other subsidiaries to arrive at the information for the Company on a consolidated basis.*

Mineral Reserve and Mineral Resource Statement

Proven and Probable Mineral Reserves

Gold
Proven and Probable Mineral Reserves [1,2,3,4,5,6]
Kinross Gold Corporation's Share at December 31, 2025

Property	Location	Kinross Interest (%)	Proven Tonnes (kt)	Proven Grade (g/t)	Proven Ounces (koz)	Probable Tonnes (kt)	Probable Grade (g/t)	Probable Ounces (koz)	Proven and Probable Tonnes (kt)	Proven and Probable Grade (g/t)	Proven and Probable Ounces (koz)
NORTH AMERICA											
Bald Mountain	USA	100%	0	0.0	0	66,306	0.6	1,225	66,306	0.6	1,225
Fort Knox	USA	100%	1,846	0.8	46	81,094	0.4	930	82,940	0.4	976
Manh Choh	USA	70%	368	4.0	47	1,665	7.4	396	2,033	6.8	444
Round Mountain [7]	USA	100%	5,365	0.3	59	39,690	1.4	1,829	45,055	1.3	1,888
Subtotal			7,579	0.6	153	188,754	0.7	4,380	196,334	0.7	4,533
SOUTH AMERICA											
La Coipa [8]	Chile	100%	591	2.5	47	6,750	1.8	388	7,342	1.8	436
Lobo-Marte	Chile	100%	0	0.0	0	160,702	1.3	6,733	160,702	1.3	6,733
Paracatu	Brazil	100%	287,864	0.4	3,897	111,778	0.3	943	399,642	0.4	4,839
Subtotal			288,455	0.4	3,944	279,231	0.9	8,065	567,686	0.7	12,008
AFRICA											
Tasiast	Mauritania	100%	55,584	1.0	1,806	47,181	1.7	2,595	102,765	1.3	4,401
Subtotal			55,584	1.0	1,806	47,181	1.7	2,595	102,765	1.3	4,401
Total Gold			351,618	0.5	5,903	515,166	0.9	15,040	866,785	0.8	20,942

Silver
Proven and Probable Mineral Reserves [1,2,3,4,5,6]
Kinross Gold Corporation's Share at December 31, 2025

Property	Location	Kinross Interest (%)	Proven Tonnes (kt)	Proven Grade (g/t)	Proven Ounces (koz)	Probable Tonnes (kt)	Probable Grade (g/t)	Probable Ounces (koz)	Proven and Probable Tonnes (kt)	Proven and Probable Grade (g/t)	Proven and Probable Ounces (koz)
NORTH AMERICA											
Manh Choh	USA	70%	368	11.8	139	1,665	11.3	604	2,033	11.4	743
Subtotal			368	11.8	139	1,665	11.3	604	2,033	11.4	743
SOUTH AMERICA											
La Coipa [8]	Chile	100%	591	37.6	714	6,750	46.7	10,124	7,342	45.9	10,839
Subtotal			591	37.6	714	6,750	46.7	10,124	7,342	45.9	10,839
Total Silver			959	27.7	853	8,415	39.7	10,728	9,374	38.4	11,581

Mineral Reserve and Mineral Resource Statement Notes are on page 45.

Measured and Indicated Mineral Resources

Gold
Measured and Indicated Mineral Resources [2,3,4,5,6,9,10,11]
Kinross Gold Corporation's Share at December 31, 2025

Property	Location	Kinross Interest (%)	Measured Tonnes (kt)	Measured Grade (g/t)	Measured Ounces (koz)	Indicated Tonnes (kt)	Indicated Grade (g/t)	Indicated Ounces (koz)	Measured and Indicated Tonnes (kt)	Measured and Indicated Grade (g/t)	Measured and Indicated Ounces (koz)
NORTH AMERICA											
Bald Mountain	USA	100%	5,678	1.0	188	139,266	0.5	2,360	144,944	0.5	2,548
Fort Knox	USA	100%	0	0.0	0	233,082	0.3	2,400	233,082	0.3	2,400
Great Bear Resources	Canada	100%	2,578	2.3	189	28,155	2.8	2,523	30,733	2.7	2,713
Curlew Basin[12]	USA	100%	0	0.0	0	1,993	6.4	409	1,993	6.4	409
Manh Choh	USA	70%	435	2.0	27	268	2.1	18	703	2.0	46
Round Mountain [7]	USA	100%	0	0.0	0	81,275	0.6	1,446	81,275	0.6	1,446
Subtotal			8,691	1.4	405	484,039	0.6	9,156	492,730	0.6	9,561
SOUTH AMERICA											
La Coipa [8]	Chile	100%	6,440	1.7	356	39,561	1.4	1,772	46,001	1.4	2,128
Lobo-Marte	Chile	100%	0	0.0	0	120,762	0.7	2,752	120,762	0.7	2,752
Maricunga	Chile	100%	71,946	0.7	1,602	278,454	0.6	5,538	350,400	0.6	7,140
Paracatu	Brazil	100%	145,708	0.5	2,123	183,489	0.2	1,399	329,197	0.3	3,522
Subtotal			224,093	0.6	4,081	622,266	0.6	11,460	846,360	0.6	15,542
AFRICA											
Tasiast	Mauritania	100%	21,277	0.7	446	57,790	1.0	1,950	79,067	0.9	2,396
Subtotal			21,277	0.7	446	57,790	1.0	1,950	79,067	0.9	2,396
Total Gold			254,062	0.6	4,932	1,164,095	0.6	22,567	1,418,157	0.6	27,499

Silver
Measured and Indicated Mineral Resources [2,3,4,5,6,9,10,11]
Kinross Gold Corporation's Share at December 31, 2025

Property	Location	Kinross Interest (%)	Measured Tonnes (kt)	Measured Grade (g/t)	Measured Ounces (koz)	Indicated Tonnes (kt)	Indicated Grade (g/t)	Indicated Ounces (koz)	Measured and Indicated Tonnes (kt)	Measured and Indicated Grade (g/t)	Measured and Indicated Ounces (koz)
NORTH AMERICA											
Manh Choh	USA	70%	435	11.9	166	268	6.6	57	703	9.8	222
Subtotal			435	11.9	166	268	6.6	57	703	9.8	222
SOUTH AMERICA											
La Coipa [8]	Chile	100%	6,440	28.5	5,909	39,561	36.3	46,234	46,001	35.3	52,143
Subtotal			6,440	28.5	5,909	39,561	36.3	46,234	46,001	35.3	52,143
Total Silver			6,875	27.5	6,075	39,829	36.1	46,291	46,704	34.9	52,365

Mineral Reserve and Mineral Resource Statement Notes are on page 45.

Inferred Mineral Resources

Gold
Inferred Mineral Resources [2,3,4,5,6,9,10,11]
Kinross Gold Corporation's Share at December 31, 2025

Property	Location	Kinross Interest (%)	Inferred Tonnes (kt)	Inferred Grade (g/t)	Inferred Ounces (koz)
NORTH AMERICA					
Bald Mountain	USA	100%	78,862	0.3	790
Fort Knox	USA	100%	47,909	0.4	599
Great Bear Resources	Canada	100%	32,396	4.1	4,291
Curlew Basin[12]	USA	100%	4,151	6.3	838
Round Mountain[7]	USA	100%	61,269	1.0	1,960
Subtotal			224,586	1.2	8,478
SOUTH AMERICA					
La Coipa[8]	Chile	100%	4,799	1.2	188
Lobo-Marte	Chile	100%	32,911	0.6	670
Maricunga	Chile	100%	284,711	0.5	4,876
Paracatu	Brazil	100%	6,383	0.2	44
Subtotal			328,805	0.5	5,778
AFRICA					
Tasiast	Mauritania	100%	35,950	2.1	2,377
Subtotal			35,950	2.1	2,377
Total Gold			589,341	0.9	16,633

Silver
Inferred Mineral Resources [2,3,4,5,6,9,10,11]
Kinross Gold Corporation's Share at December 31, 2025

Property	Location	Kinross Interest (%)	Inferred Tonnes (kt)	Inferred Grade (g/t)	Inferred Ounces (koz)
NORTH AMERICA					
Round Mountain[7]	USA	100%	36,648	6.9	8,117
Subtotal			36,648	6.9	8,117
SOUTH AMERICA					
La Coipa[8]	Chile	100%	4,799	41.2	6,358
Subtotal			4,799	41.2	6,358
Total Silver			41,448	10.9	14,475

Mineral Reserve and Mineral Resource Statement Notes are on page 45.

Mineral Reserve and Mineral Resource Statement Notes

(1) Unless otherwise noted, the Company's mineral reserves are estimated using appropriate cut-off grades based on an assumed gold price of $2,000 per ounce and a silver price of $23.53 per ounce. Mineral reserves are estimated using appropriate process recoveries, operating costs and mine plans that are unique to each property and include estimated allowances for dilution and mining recovery. Mineral reserve estimates are reported in contained units based on Kinross' interest and are estimated based on the following foreign exchange rates:

Canadian Dollar to $US 1.38

Chilean Peso to $US 940.00

Brazilian Real to $US 5.25

Mauritanian Ouguiya to $US 40.00

(2) The Company's mineral reserve and mineral resource estimates as at December 31, 2025 are classified in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") "CIM Definition Standards for Mineral Resources and Mineral Reserves" adopted by the CIM Council (as amended, the "CIM Definition Standards") in accordance with the requirements of National Instrument 43-101 "Standards of Disclosure for Mineral Projects" ("NI 43-101"). Mineral reserve and mineral resource estimates reflect the Company's reasonable expectation that all necessary permits and approvals will be obtained and maintained.

(3) Cautionary note to U.S. investors concerning estimates of mineral reserves and mineral resources. These estimates have been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of United States' securities laws. Unless otherwise indicated, mining terms used herein and in any document incorporated by reference but not otherwise defined have the meanings set forth in NI 43-101. The terms "mineral reserve", "proven mineral reserve", "probable mineral reserve", "mineral resource", "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" are Canadian mining terms as defined in accordance with NI 43-101 and the CIM Definition Standards. These definitions differ from the definitions in subpart 1300 of Regulation S-K ("Subpart 1300"). While the definitions in Subpart 1300 are similar to the definitions in NI 43-101 and the CIM Definition Standards, the definitions in Subpart 1300 differ from the requirements of, and the definitions in, NI 43-101 and the CIM Definition Standards. U.S. investors are cautioned that while the above terms are "substantially similar" to CIM Definition Standards, there are differences in the definitions in Subpart 1300 and the CIM Definition Standards. Accordingly, there is no assurance any mineral reserves or mineral resources that the Company may report as "proven mineral reserves", "probable mineral reserves", "measured mineral resources", "indicated mineral resources" and "inferred mineral resources" under NI 43-101 would be the same had the Company prepared the mineral reserve or mineral resource estimates under the standards set forth in Subpart 1300. U.S. investors are also cautioned that while the United States Securities and Exchange Commission ("SEC") recognizes "measured mineral resources", "indicated mineral resources" and "inferred mineral resources" under Subpart 1300, investors should not assume that any part or all of the mineralization in these categories will ever be converted into a higher category of mineral resources or into mineral reserves. Mineralization described using these terms has a greater amount of uncertainty as to its existence and feasibility than mineralization that has been characterized as reserves. Accordingly, investors are cautioned not to assume that any measured mineral resources, indicated mineral resources, or inferred mineral resources that the Company reports are or will be economically or legally mineable. Further, "inferred mineral resources" have a greater amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Therefore, U.S. investors are also cautioned not to assume that all or any part of the "inferred mineral resources" exist. Under Canadian securities laws, estimates of "inferred mineral resources" may not form the basis of feasibility or pre-feasibility studies, except in rare cases. As a foreign private issuer that files its annual report on Form 40-F with the SEC pursuant to the multi-jurisdictional disclosure system, the Company is not required to provide disclosure on its mineral properties under the Subpart 1300 provisions and will continue to provide disclosure under NI 43-101 and the CIM Definition Standards. If the Company ceases to be a foreign private issuer or loses its eligibility to file its annual report on Form 40-F pursuant to the multi-jurisdictional disclosure system, then the Company will be subject to reporting pursuant to the Subpart 1300 provisions, which differ from the requirements of NI 43-101 and the CIM Definition Standards.

For the above reasons, the mineral reserve and mineral resource estimates and related information herein may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

(4) The Company's mineral resource and mineral reserve estimates were prepared under the supervision of and verified by Mr. Nicos Pfeiffer, who is a qualified person as defined by NI 43-101.

(5) The Company's normal data verification procedures have been used in collecting, compiling, interpreting and processing the data used to estimate mineral reserves and mineral resource.

(6) Rounding of values to the 000s may result in apparent discrepancies.

(7) Round Mountain refers to the Round Mountain project, which includes the Round Mountain deposit and the Gold Hill deposit. The Round Mountain deposit does not contain silver and all silver resources at Round Mountain are contained exclusively within the Gold Hill deposit. Disclosure of gold mineral reserves and mineral resources reflects both the Round Mountain deposit and the Gold Hill deposit. Disclosure of silver mineral reserves and mineral resources reflects only the Gold Hill deposit.

(8) Includes mineral resources and mineral reserves from the Puren deposit, in which the Company holds a 65% interest; as well as mineral resources from the Catalina deposit, in which the Company holds a 50% interest.

(9) Mineral resources are exclusive of mineral reserves.

(10) Unless otherwise noted, the Company's mineral resources are estimated using appropriate cut-off grades based on a gold price of $2,500 per ounce and a silver price of $29.41 per ounce. Mineral resource estimates are reported in contained units based on Kinross' interest. Foreign exchange rates for estimating mineral resources were the same as for mineral reserves.

(11) Mineral resources that are not mineral reserves do not have to demonstrate economic viability. Mineral resources are subject to infill drilling, permitting, mine planning, mining dilution and recovery losses, among other things, to be converted into mineral reserves. Due to the uncertainty associated with inferred mineral resources, it cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to indicated or measured mineral resources, including as a result of continued exploration.

(12) The mineral resource estimates for Curlew assume a $2,000 per ounce gold price.

Mineral Reserve and Mineral Resource Definitions

A '**Mineral Resource**' is a concentration or occurrence of solid material of economic interest in or on the Earth's crust in such form, grade or quality and quantity that there are reasonable prospects for eventual economic extraction. The location, quantity, grade or quality, continuity and other geological characteristics of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge, including sampling.

An '**Inferred Mineral Resource**' is that part of a Mineral Resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. Geological evidence is sufficient to imply but not verify geological and grade or quality continuity. An Inferred Mineral Resource has a lower level of confidence than that applying to an Indicated Mineral Resource and must not be converted to a Mineral Reserve. It is reasonably expected that the majority of Inferred Mineral Resources could be upgraded to Indicated Mineral Resources with continued exploration.

An '**Indicated Mineral Resource**' is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, and physical characteristics are estimated with sufficient confidence to allow the application of Modifying Factors in sufficient detail to support mine planning and evaluation of the economic viability of the deposit. Geological evidence is derived from adequately detailed and reliable exploration, sampling and testing and is sufficient to assume geological and grade or quality continuity between points of observation. An Indicated Mineral Resource has a lower level of confidence than that applying to a Measured Mineral Resource and may only be converted to a Probable Mineral Reserve.

A '**Measured Mineral Resource**' is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, and physical characteristics are estimated with confidence sufficient to allow the application of Modifying Factors to support detailed mine planning and final evaluation of the economic viability of the deposit. Geological evidence is derived from detailed and reliable exploration, sampling and testing and is sufficient to confirm geological and grade or quality continuity between points of observation. A Measured Mineral Resource has a higher level of confidence than that applying to either an Indicated Mineral Resource or an Inferred Mineral Resource. It may be converted to a Proven Mineral Reserve or to a Probable Mineral Reserve.

A '**Mineral Reserve**' is the economically mineable part of a Measured and/or Indicated Mineral Resource. It includes diluting materials and allowances for losses, which may occur when the material is mined or extracted and is defined by studies at Pre-Feasibility or Feasibility level as appropriate that include application of Modifying Factors. Such studies demonstrate that, at the time of reporting, extraction could reasonably be justified. The reference point at which Mineral Reserves are defined, usually the point where the ore is delivered to the processing plant, must be stated. It is important that, in all situations where the reference point is different, such as for a saleable product, a clarifying statement is included to ensure that the reader is fully informed as to what is being reported. The public disclosure of a Mineral Reserve must be demonstrated by a Pre-Feasibility Study or Feasibility Study.

A '**Probable Mineral Reserve**' is the economically mineable part of an Indicated, and in some circumstances, a Measured Mineral Resource. The confidence in the Modifying Factors applying to a Probable Mineral Reserve is lower than that applying to a Proven Mineral Reserve.

A '**Proven Mineral Reserve**' is the economically mineable part of a Measured Mineral Resource. A Proven Mineral Reserve implies a high degree of confidence in the Modifying Factors.

Summarized Five-Year Review

(in millions, except ounces, per share amounts and per ounce amounts)

	2025	2024	2023	2022[6]	2021[6]
Operating results					
Attributable gold equivalent ounces produced*[2]	2,012,106	2,128,052	2,153,020	1,957,237	1,447,240
Financial Highlights					
Metal sales	$ 7,051.1	$ 5,148.8	$ 4,239.7	$ 3,455.1	$ 2,599.6
Production cost of sales per equivalent ounce sold[2,3]	$ 1,140	$ 1,020	$ 942	$ 937	$ 842
Attributable production cost of sales per equivalent ounce sold*[1,2]	$ 1,135	$ 1,021	$ 942	$ 937	$ —[7]
Attributable all-in sustaining cost per equivalent ounce sold*[1,2]	$ 1,571	$ 1,388	$ 1,316	$ 1,271	$ 1,244
Net earnings (loss) attributable to common shareholders	$ 2,390.1	$ 948.8	$ 416.3	$ 31.9	$ (29.9)
Adjusted net earnings*[1]	$ 2,243.9	$ 838.3	$ 539.8	$ 283.1	$ 210.8
Net cash flow provided from operating activities	$ 3,760.5	$ 2,446.4	$ 1,605.3	$ 1,002.5	$ 695.1
Attributable adjusted operating cash flow*[1]	$ 3,605.2	$ 2,293.9	$ 1,654.4	$ —[7]	$ —[7]
Capital expenditures[4]	$ 1,194.2	$ 1,075.5	$ 1,098.3	$ 764.2	$ 821.7
Attributable capital expenditures*[1]	$ 1,175.2	$ 1,050.9	$ 1,055.0	$ 755.0	$ 817.7
Attributable free cash flow*[1]	$ 2,473.5	$ 1,340.2	$ 559.7	$ 247.3	$ (121.8)
Financial position					
Cash and cash equivalents	$ 1,742.3	$ 611.5	$ 352.4	$ 418.1	$ 531.5
Total assets	$ 12,411.1	$ 10,865.6	$ 10,543.3	$ 10,396.4	$ 10,428.1
Total debt and credit facilities (including current portion)	$ 738.2	$ 1,435.4	$ 2,232.6	$ 2,592.9	$ 1,629.9
Common shareholders' equity	$ 8,576.0	$ 6,861.6	$ 6,083.7	$ 5,823.7	$ 6,580.9
Per share data					
Basic earnings (loss) per share attributable to common shareholders	$ 1.96	$ 0.77	$ 0.34	$ 0.02	$ (0.02)
Adjusted net earnings per share*[1]	$ 1.84	$ 0.68	$ 0.44	$ 0.22	$ 0.17
Market					
Average realized gold price per ounce[5]	$ 3,423	$ 2,393	$ 1,945	$ 1,793	$ 1,797
Attributable average realized gold price per ounce*[1]	$ 3,426	$ 2,391	$ 1,945	$ 1,793	$ —[7]

2025 Kinross Share Trading Data

	High	Low
TSX (Cdn dollars) – K:TSX (CAD)		
First Quarter	$ 18.13	$ 13.35
Second Quarter	$ 21.62	$ 16.75
Third Quarter	$ 34.53	$ 20.80
Fourth Quarter	$ 40.39	$ 31.50
NYSE (U.S. dollars) – KGC:NYSE (USD)		
First Quarter	$ 12.61	$ 9.27
Second Quarter	$ 15.85	$ 11.79
Third Quarter	$ 24.85	$ 15.19
Fourth Quarter	$ 29.70	$ 22.47

* "Attributable" production, sales, costs, cash flow and capital expenditures include Kinross' share of Manh Choh (70%) for all years presented. Financial figures denoted with a * are non-GAAP financial measures or ratios, as applicable. Refer to Endnotes on page 51 for further details.

Cautionary statement on forward-looking information

All statements, other than statements of historical fact, contained or incorporated by reference in this Annual Report including, but not limited to, any information as to the future financial or operating performance of Kinross, constitute "forward-looking information" or "forward-looking statements" within the meaning of applicable securities laws, including the provisions of the Securities Act (Ontario) and the provisions for "safe harbor" under the United States Private Securities Litigation Reform Act of 1995 and are based on expectations, estimates, and projections as of the date of this Annual Report. Forward-looking statements contained in this Annual Report , include, but are not limited to, those under the headings (or headings that include) "Letter to Shareholders and "2025 Highlights", as well as statements with respect to our forecasts for future production; cost guidance, including production costs of sales, all-in sustaining cost of sales, and capital expenditures; anticipated returns of capital to shareholders, including the declaration, payment, increase and sustainability of the Company's dividends; the size, scope and execution of the proposed share buybacks and the anticipated timing thereof, including the Company's statement targeting share buybacks for 2026 of 40% of free cash flow; identification of additional resources and reserves or the conversion of resources to reserves; the Company's liquidity; the forecast production and economics of the Phase X, Curlew and Redbird 2 projects; the Company's debt levels; the schedules budgets, and forecast economics for the Company's development projects; budgets for and future plans for exploration, development and operation at the Company's operations and projects, including the Great Bear project; planned timing for the submission of permits and impact statements; potential mine life extensions at the Company's operations; the Company's balance sheet and liquidity outlook, as well as references to other possible events including, the future price of gold and silver, the timing and amount of estimated future production, costs of production, operating costs; price inflation; capital expenditures, costs and timing of the development of projects and new deposits, estimates and the realization of such estimates (such as mineral or gold reserves and resources or mine life), success of exploration, development and mining, currency fluctuations, capital requirements, project studies, government regulation, permit applications, environmental risks and proceedings, and resolution of pending litigation. The words "advance", "believe", "continue", "expects", "focus", "goal", "guidance", "on plan", "on track", "opportunity", "plan", "potential", "priority", "progress", "prospective", "target", "upside", or variations of or similar such words and phrases or statements that certain actions, events or results may, could, should or will be achieved, received or taken, or will occur or result and similar such expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by Kinross as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The estimates, models and assumptions of Kinross referenced, contained or incorporated by reference in this Annual Report , which may prove to be incorrect, include, but are not limited to, the various assumptions set forth herein and in our Management's Discussion and Analysis ("MD&A") for the year ended December 31, 2025, and the Annual Information Form dated March 27, 2025 as well as: (1) there being no significant disruptions affecting the operations of the Company, whether due to extreme weather events and other or related natural disasters, labour disruptions (including but not limited to strikes or workforce reductions), supply disruptions, power disruptions, damage to equipment, pit wall slides or otherwise; (2) permitting, development, operations and production from the Company's operations and development projects being consistent with Kinross' current expectations including, without limitation: the maintenance of existing permits and approvals and the timely receipt of all permits and authorizations necessary for construction and operations; water and power supply and continued operation of the tailings reprocessing facility at Paracatu; permitting of the Great Bear project (including the consultation process with Indigenous groups), permitting and development of the Lobo-Marte project; in each case in a manner consistent with the Company's expectations; and the successful completion of exploration consistent with the Company's expectations at the Company's projects; (3) political regulatory and legal developments in any jurisdiction in which the Company operates being consistent with its current expectations including, without limitation, restrictions or penalties imposed, or actions taken, by any government, including but not limited to amendments to the mining laws and tailings facility regulations in Brazil (including those related to financial assurance requirements), potential amendments to water laws and/or other water use restrictions and regulatory actions in Chile, dam safety regulations, potential amendments to minerals and mining laws and energy levies laws, new regulations relating to work permits, potential amendments to customs and mining laws (including but not limited to amendments to the VAT) and the potential application of the tax code in Mauritania, potential amendments to and enforcement of tax laws in Mauritania (including, but not limited to, the interpretation, implementation, application and enforcement of any such laws and amendments thereto), substantial changes to the federal and/or provincial regulatory and permitting regimes in Canada, potential third party legal challenges to existing permits, and the impact of any trade tariffs being consistent with Kinross' current expectations; (4) the completion of studies and the results of those studies being consistent with Kinross' current expectations; (5) the exchange rate between the Canadian dollar, Brazilian real, Chilean peso, Mauritanian ouguiya and the U.S. dollar being approximately consistent with current levels; (6) certain price assumptions for gold and silver which includes, as it relates to share repurchases, assumptions that prices for gold and silver remain approximately consistent with current levels; (7) prices for diesel, natural gas, fuel oil, electricity and other key supplies being approximately consistent with the Company's expectations; (8) attributable production and cost of sales forecasts for the Company meeting expectations; (9) the accuracy of the current mineral reserve and mineral resource estimates of the Company and Kinross' analysis thereof being consistent with expectations (including but not limited to ore tonnage and ore grade estimates), future mineral resource and mineral reserve

estimates being consistent with preliminary work undertaken by the Company, mine plans for the Company's current and future mining operations, and the Company's internal models; (10) labour and materials costs increasing on a basis consistent with Kinross' current expectations; (11) the terms and conditions of the legal and fiscal stability agreements for Tasiast being interpreted and applied in a manner consistent with their intent and Kinross' expectations and without material amendment or formal dispute (including without limitation the application of tax, customs and duties exemptions and royalties); (12) asset impairment potential; (13) the regulatory and legislative regime regarding mining, electricity production and transmission (including rules related to power tariffs) in Brazil being consistent with Kinross' current expectations; (14) access to capital markets, including but not limited to maintaining our current credit ratings consistent with the Company's current expectations; (15) potential direct or indirect operational impacts resulting from infectious diseases or pandemics; (16) changes in national and local government legislation or other government actions, including Ontario environmental regulations and the Canadian federal impact assessment regime; (17) litigation, regulatory proceedings and audits, and the potential ramifications thereof, being concluded in a manner consistent with the Company's expectations (including without limitation litigation in Chile relating to the alleged damage of wetlands and the scope of any remediation plan or other environmental obligations arising therefrom); (18) the Company's financial results, cash flows and future prospects being consistent with Company expectations in amounts sufficient to permit sustained dividend payments; (19) the impacts of potential geotechnical instability being consistent with the Company's expectations; and (20) the impacts of groundwater inflows at the La Coipa pit being consistent with the Company's expectations.. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, but are not limited to: the inaccuracy of any of the foregoing assumptions; fluctuations in the currency markets; fluctuations in the spot and forward price of gold or certain other commodities (such as fuel and electricity); price inflation of goods and services; changes in the discount rates applied to calculate the present value of net future cash flows based on country-specific real weighted average cost of capital; changes in the market valuations of peer group gold producers and the Company, and the resulting impact on market price to net asset value multiples; changes in various market variables, such as interest rates, foreign exchange rates, gold or silver prices and lease rates, or global fuel prices, that could impact the mark-to-market value of outstanding derivative instruments and ongoing payments/receipts under any financial obligations; risks arising from holding derivative instruments (such as credit risk, market liquidity risk and mark-to-market risk); changes in national and local government legislation, taxation (including but not limited to income tax, advance income tax, stamp tax, withholding tax, capital tax, tariffs, value-added or sales tax, capital outflow tax, capital gains tax, windfall or windfall profits tax, production royalties, excise tax, customs/import or export taxes/duties, asset taxes, asset transfer tax, property use or other real estate tax, together with any related fine, penalty, surcharge, or interest imposed in connection with such taxes), controls, tariffs, policies and regulations; the security of personnel and assets; political or economic developments in Canada, the United States, Chile, Brazil, Mauritania or other countries in which Kinross does business or may carry on business; business opportunities that may be presented to, or pursued by, us; our ability to successfully integrate acquisitions and complete divestitures; operating or technical difficulties in connection with mining, development or refining activities; employee relations; litigation or other claims against, or regulatory investigations and/or any enforcement actions, administrative orders or sanctions in respect of the Company (and/or its directors, officers, or employees) including, but not limited to, securities class action litigation in Canada and/or the United States, environmental litigation or regulatory proceedings or any investigations, enforcement actions and/or sanctions under any applicable anti-corruption, international sanctions and/or anti-money laundering laws and regulations in Canada, the United States or any other applicable jurisdiction; the speculative nature of gold exploration and development including, but not limited to, the risks of obtaining and maintaining necessary licenses and permits; diminishing quantities or grades of reserves; adverse changes in our credit ratings; and contests over title to properties, particularly title to undeveloped properties. In addition, there are risks and hazards associated with the business of gold exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance, or the inability to obtain insurance, to cover these risks). Many of these uncertainties and contingencies can directly or indirectly affect, and could cause, Kinross' actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, Kinross, including but not limited to resulting in an impairment charge on goodwill and/or assets. Many of these uncertainties and contingencies can directly or indirectly affect, and could cause, Kinross' actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, Kinross, including but not limited to resulting in an impairment charge on goodwill and/or assets. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are provided for the purpose of providing information about management's expectations and plans relating to the future. All of the forward-looking statements made in this Annual Report are qualified by this cautionary statement and those made in our other filings with the securities regulators of Canada and the United States including, but not limited to, the cautionary statements made in the "Risk Analysis" section of our MD&A for the year ended December 31, 2025, and the "Risk Factors" set forth in the Company's Annual Information Form dated March 26, 2026. These factors are not intended to represent a complete list of the factors that could affect Kinross. Kinross disclaims any intention or obligation to update or revise any forward-looking statements or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable law.

Key Sensitivities

Approximately 70%–80% of the Company's costs are denominated in U.S. dollars.

- *A 10% change in foreign currency exchange rates would be expected to result in an approximate $30 impact on attributable production cost of sales per equivalent ounce sold[1,10].*

- *Specific to the Brazilian real, a 10% change in the exchange rate would be expected to result in an approximate $50 impact on Brazilian attributable production cost of sales per equivalent ounce sold[1].*

- *Specific to the Chilean peso, a 10% change in the exchange rate would be expected to result in an approximate $50 impact on Chilean attributable production cost of sales per equivalent ounce sold[1].*

- *A $10 per barrel change in the price of oil would be expected to result in an approximate $3 impact on attributable production cost of sales per equivalent ounce sold[1].*

- *A $100 change in the price of gold would be expected to result in an approximate $5 impact on attributable production cost of sales per equivalent ounce sold[1] as a result of a change in royalties.*

Other Information

Where we say "we", "us", "our", the "Company", or "Kinross" in this annual report, we mean Kinross Gold Corporation and/or one or more or all of its subsidiaries, as may be applicable.

The technical information about the Company's mineral properties contained in this annual report has been prepared under the supervision of Mr. Nicos Pfeiffer, an officer of the Company who is a "qualified person" within the meaning of National Instrument 43-101.

The economic assessments for the U.S. Projects (Curlew, Redbird 2 and Phase X) referenced in this Annual Report are preliminary in nature and are based, in part, on inferred mineral resources. Inferred mineral resources are considered too geologically speculative to have the economic considerations applied to them that would enable them to be categorized as mineral reserves. There is no certainty that the economic forecasts on which the preliminary economic assessment is based will be realized.

1. See Endnotes 1 and 10 on page 51.

Endnotes

1 Attributable adjusted operating cash flow, adjusted net earnings and adjusted net earnings per share, attributable production cost of sales per equivalent ounce sold, attributable all-in sustaining cost per equivalent ounce sold, attributable capital expenditures, attributable free cash flow and attributable average realized gold price per ounce are non-GAAP financial measures or ratios, as applicable. Non-GAAP financial measures and ratios have no standardized meaning under IFRS and therefore, may not be comparable to similar measures presented by other issuers. For the definition and reconciliation of these non-GAAP financial measures and ratios for the years presented, please refer to, as applicable, Section 11 – Supplemental Information of Kinross' Management's Discussion and Analysis for the year ended December 31, 2025, which section is included in this Annual Report, and the years ended December 31, 2024, 2023 and 2022, which sections are incorporated by reference herein and as filed on the Company's website at www.kinross.com, on SEDAR+ at www.sedarplus.ca and on EDGAR at www.SEC.gov.

2 "Gold equivalent ounces" include silver ounces produced and sold converted to a gold equivalent based on a ratio of the average spot market prices for the commodities for each period. The ratio for 2025 was 86.29:1 (2024 – 84.43:1, 2023 – 83.13:1, 2022 – 82.90:1 and 2021 – 71.51:1).

3 "Production cost of sales per equivalent ounce sold" is defined as production cost of sales divided by total gold equivalent ounces sold.

4 "Capital expenditures" is "Additions to property, plant and equipment" on the consolidated statements of cash flows.

5 "Average realized gold price per ounce" is defined as gold revenue divided by total gold ounces sold.

6 Results for the years ended December 31, 2021 and 2022 are from continuing operations and exclude results from the Company's Chirano and Russian operations due to the classification of these operations as discontinued and their sale in 2022.

7 As a result of new non-GAAP measures and ratios disclosed by the Company in its Management's Discussion and Analysis for the years ended December 31, 2023, 2024, and 2025, certain prior period measures and ratios have not been calculated or presented within this Annual Report.

8 Net cash is calculated as cash and cash equivalents of $1,742.3 million less long-term debt of $738.2 million as reported on the Company's consolidated balance sheet as at December 31, 2025.

9 "Total liquidity" is defined as the sum of cash and cash equivalents, as reported on the consolidated balance sheets, and available credit under the Company's credit facilities (as calculated in Section 6 – Liquidity and Capital Resources of Kinross' Management's Discussion and Analysis for the year ended December 31, 2025).

10 Refers to all of the currencies in the countries where the Company has mining operations, fluctuating simultaneously by 10% in the same direction, either appreciating or depreciating, taking into consideration the impact of hedging and the weighting of each currency within our consolidated cost structure.

Corporate Information

Corporate Information

Transfer Agent and Registrar
Computershare Investor Services Inc.
Toronto, Ontario, Canada
Toll-free: 1-800-564-6253

Proxy Solicitation Agent
Kingsdale Proxy Advisors
Toronto, Ontario, Canada

Annual Meeting of Shareholders
Date: Thursday, April 30, 2026
Time: 10:00 a.m. EDT
Virtual via live webcast at:
**meetings.lumiconnect.com/
400-541-772-335
Meeting ID:** 400-541-772-335
Password: kinross2026

Legal Counsel
Osler, Hoskin & Harcourt LLP
Toronto, Ontario, Canada

Sullivan & Cromwell LLP
New York, New York, United States

Auditors
KPMG LLP
Toronto, Ontario, Canada

Contact Information

General
Kinross Gold Corporation
25 York Street, 17th Floor
Toronto, Ontario, Canada M5J 2V5
Website: kinross.com
Telephone: 416-365-5123
Toll-free: 1-866-561-3636
Email: info@kinross.com

Investor Relations
David Shaver, Executive Vice-President,
Investor Relations and Communications
Telephone: 416-365-2761
Email: InvestorRelations@kinross.com

Media Relations
Samantha Sheffield, Director,
Corporate Communications
Telephone: 416-365-3034
Email: samantha.sheffield@kinross.com

Sustainability
Dominic Channer, Vice-President,
Community Relations and Sustainability
Telephone: 416-369-3384
Email: dominic.channer@kinross.com

Shareholder Inquiries
Computershare Investor Services Inc.
14th Floor, 320 Bay Street
Toronto, Ontario, Canada M5H 4A6
Toll-free: 1-800-564-6253
Toll-free facsimile: 1-888-453-0330

Publications

To obtain copies of Kinross' publications, please visit our corporate website at kinross.com, contact us by email at info@kinross.com or call 1-866-561-3636.

Sustainability Report

The 2025 Sustainability Report provides our readers with comprehensive insight into Kinross' sustainability strategy, material priorities, and performance. Building upon our 18-year history of sustainability reporting, our 2025 report continues our work to align with the European Union's (EU) Corporate Sustainability Reporting Directive (CSRD), and our established practice of alignment with the voluntary standards of the SASB Mining and Metals Sustainability Accounting Standards (Version 2023-12) and the Global Reporting Initiative (GRI) Standards.

Read our *Sustainability Report* at kinross.com



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KINROSS GOLD CORPORATION
25 York Street, 17th Floor
Toronto, Ontario M5J 2V5
Canada

